# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026447

REGISTRANT'S NAME Allied Domecq

*CURRENT ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 878 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 2/8/02

ALLIED DOMECQ



# A year of achievement

## Annual Report and Accounts 2001

# Allied Domecq is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.

# Financial highlights

| | 2001 | 2000 | % growth |
|---|---|---|---|
| **Normalised earnings per share** | **31.0p** | 27.4p | 13 |
| **Normalised earnings per share** including Mexican excise rebate | **33.9p** | 27.4p | 24 |
| **Profit before tax** | **£453m** | £404m | 12 |
| **Profit before tax** including Mexican excise rebate | **£500m** | £404m | 24 |
| **Trading profit** | **£543m** | £487m | 11 |
| **Turnover** | **£2,879m** | £2,602m | 11 |
| **Marketing investment behind Spirits & Wine** | **£330m** | £301m | 10 |
| **Dividend** | **12.1p** | 11.0p | 10 |
| **Return on investment** | **9.6%** | 9.3% | |

Profits and earnings are stated before goodwill and exceptional items and exclude those of discontinued operations and the Mexican excise rebate unless otherwise stated.

# Trading profit by business area %



***Spirits & Wine***

| | | |
|---|---|---|
| North America | £185m | (34%) |
| Europe | £142m | (26%) |
| Asia Pacific | £59m | (11%) |
| Latin America | £46m | (9%) |
| Other | £26m | (5%) |
| **QSR** | £72m | (13%) |
| excluding Britannia | £13m | (2%) |

# Key performance indicators

**Reported earnings per share** pence



2001
31.0
33.9
2000
27.4
1999
24.2
1998
20.8
Mexican excise


**Reported trading profit** £m



2001
543
590
2000
487
1999
430
1998
427
Mexican excise


**Reported turnover** £m



2001
2,879
2000
2,602
1999
2,408
1998
2,398


**Net debt** £m



2001
1,854
2000
1,252
1999
1,315
1998
1,401


# Spirits & Wine

- Trading profit up 8% (£423m to £458m)
- Net turnover up 8% (£1,814m to £1,966m)
- Brand investment up 7% (£308m to £330m)
- Core 4 gross margin up 11%

# Quick Service Restaurants

- Trading profit up 6% (£68m to £72m)
- System-wide sales growth of 4%
- Same store sales growth in Dunkin' Donuts of 7%; Baskin-Robbins of 2%; Togo's of 1%
- Number of combination stores up 23%

Comparative information here and in the Operating and financial review is based on constant exchange rates.

# Chairman's statement



**The increase in earnings per share is again well into double digits and the return on investment has continued upwards.**
**Sir Christopher Hogg, Chairman**

The new Allied Domecq in its second financial year has maintained strong forward momentum under Philip Bowman's leadership. The increase in earnings per share is again well into double digits and the return on investment has continued upwards. Neither achievement counts the substantial Mexican excise tax rebate, which is an appropriate credit to earnings but not a lasting improvement that can go on the scorecard without qualification.

The combination of Philip's leadership and a far more focused portfolio following the disposal of the UK Retail business has produced a sea change in the clarity and effectiveness with which the business is run.

In strategy, the year's acquisitions made (or resisted – for example, Seagram) tell a consistent story of adherence to clear objectives. Wine is now established as a major dimension of the group's business. We have gained an important vodka brand in the US and it is thriving. We remain as aware as ever of the potential benefits of scale from consolidation; but also realistic about the management and time required to achieve such benefits. Acquisitions have been funded by increased debt. However, cash generation from operations is healthy and the company's financial position remains strong.

In operations, better performance is being targeted and measured and tied in to remuneration policy. Progress is steady rather than dramatic, particularly in the all-important area of building and developing our brands. Some highlights are mentioned in the Operating and financial review: Ballantine's and Beefeater in Europe, Stolichnaya and Maker's Mark in the US, the Korean JV with Jinro, the fine growth record of Dunkin' Donuts same store sales, the growth in Baskin-Robbins ice cream volume following the strategy change, and the reorganisation of our Dumbarton facilities.

What are the prospects for the current financial year? We started to experience more difficult trading conditions before the summer and this of course has now become accentuated. In the period ahead, sales volumes will not be buoyant unless they are driven by above average skills, market positions or product development. Under these circumstances, the maintenance of double digit earnings growth will be a severe test. I cannot promise we shall meet it; but I can certainly promise that we will continue to put first the long term health of the business and the creation of value for shareholders.

On behalf of the board, I warmly thank all who are contributing by their efforts to the strength, vitality and progress of the new Allied Domecq.

Chris Hogg

**Sir Christopher Hogg, Chairman**




FUNDADOR
GOLD RESERVE





Stolichnaya distribution in US
Securing the US distribution rights to Stolichnaya was a major strategic step for Allied Domecq. The ability to offer a premium vodka to the US market substantially enhances our international position and fills an important gap in our portfolio – the fast growing premium imported vodka category. The deal was announced in November and we commenced distribution in January.

Fundador Gold Reserve launched in Philippines
The Spanish brandy which enjoys a leading position in Spain was extended with the launch of Fundador Gold Reserve in the Philippines. This premium brandy is the first line extension for Fundador and was jointly developed by our teams in Spain and the Philippines. Sales are going well in the Philippines and other markets are showing interest.

Kilmalid opened
Kilmalid, our new fully integrated bottling and office complex in Dumbarton, was fully operational from the beginning of the year; on time and within budget. Scotland's First Minister, Henry McLeish, officially opened the new facility on 24 April 2001. This project brings operational efficiencies and a better way of working for our people.

nber | december | january | february



Mumm and Perrier-Jouët
In December we announced the acquisition of Mumm and Perrier-Jouët which adds two world-class premium Champagne brands to our portfolio. Champagne is an attractive category that has demonstrated strong growth and good margins. The acquisition makes Allied Domecq the joint third largest Champagne company worldwide.


PERRIER-JOUËT

Ballantine's Limited launched
Ballantine's Limited is a new Scotch whisky blend created from over 40 scarce malt and grain whiskies of the highest quality. The ingredients are so rare that the Master Blender can only create a limited number each year. This super-premium Scotch is targeted exclusively to the Asian duty free market. Ballantine's is the premium category leader in major Asian markets including Japan and Korea.


Ballantine's
LIMITED

# A year of achievement



Rewarding Change
Rewarding Change is the new compensation and benefits strategy launched for this financial year. This new approach ensures that we clearly link performance with reward and creates the right kind of environment in which to drive the success of our people and our business.

Strategic alliance with Destileria Serralles
An alliance was concluded with Puerto Rican-based Destileria Serralles over the acquisition of Seagram's Captain Morgan brand. As part of its existing agreement to supply rum to Seagram, Serralles has a right of first refusal over any proposed transfer of the Captain Morgan brand. The matter is currently subject to legal proceedings in Puerto Rico between Destileria Serralles and Seagram.

Dunkin' Donuts Dunkaccino
Dunkaccino is a new drink format from Dunkin' Donuts where the coffee bar meets the chocolate bar. The steaming combination of chocolate and coffee has enjoyed real success since its launch in October 2000. It adds to our Quick Service Restaurants' excellent record of product innovation to excite our consumers.


Dunkaccino

2000 – 2001 september october nover

## We set out this year to continue the rapid implementation of our strategy. Significant progress has been made in revitalising our existing brands and in enhancing our portfolio through acquisition.


COURVOISIER
COGNAC

Courvoisier Natur launched
A new super premium cognac developed to fit with the values of young thinking consumers with a particular interest in high quality contemporary style. Natur deliberately challenges the traditional feel and look associated with the cognac category and its leading brands while conveying the qualities of premium quality and luxury.



Beefeater International Bartenders Competition
Two days of bottle throwing, cocktail creating, questioning and flame throwing at the Beefeater International Bartenders Competition was the finale to a series of competitions held in 14 countries involving over 3,400 bartenders.

This has been a year of achievement – delivering enhanced financial performance while building the business to ensure future sustainable growth of our brands, profits and returns.

## Investing for growth

## A world-class premium wine player

## Being marketing-led

## Investing in people

## International customer management


Ballantine's

Through targeted acquisitions, we are creating a strong platform for sustainable future growth.

The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines.

We are working to become a truly marketing-led company. This demands that we implement effective processes and empower committed individuals to lead them.

We are creating a vibrant 'people agenda' and a strong human resource infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

Many of our customers are becoming increasingly international in the way they run their businesses.


GRAFFIGNA
SANTA SILVIA

Sainte Sylvie and Graffigna wineries
Argentina has the world's fourth highest per capita consumption of wine and our acquisition of two wineries tap into this strong domestic demand. The companies are best know for the Graffigna, Colon and Sainte Sylvie premium wine brands. This deal will deliver operational synergies from its close fit with our existing winery Bodegas Balbi.

Laphroaig 40 year old malt launched
Laphroaig has enhanced its award winning range of Islay Malt with the addition of Laphroaig 40 year old. With less than 4,000 bottles produced, the exclusive Malt is only available in key international markets and to the valued Friends of Laphroaig.


LAPHROAIG
SINGLE ISLAY MALT
SCOTCH WHISKY
40
Years Old

BODEGAS & BEBIDAS

CAMPO VIEJO · VIÑA ALCORTA · SIGLO
PAZO DE VILLAREI · LAS CAMPANAS
MARQUÉS DE VILLAMAGNA · AZPILICUETA

Offer for Bodegas y Bebidas
We have made an offer for Spain's leading winemaker, Bodegas y Bebidas.
The company owns some of Spain's best known wine brands including Campo Viejo, Siglo and Viña Alcorta. This acquisition will add significantly to Allied Domecq's global wine capability.

ne july august september

Buena Vista Winery acquired
Buena Vista enhances our already strong Californian wine business. The acquisition provides additional infrastructure to capitalise upon the growth of our business to date. The Buena Vista portfolio comprises brands which compete in the super- and ultra-premium categories, the most important being the Buena Vista Carneros Estate and the Haywood Estate brands.


Buena Vista
1996
MERLOT
CARNEROS

Montana Wines added to the portfolio
The acquisition of Montana Group, New Zealand's leading wine maker, gives Allied Domecq an important position in the popular Australasian wine region. Montana has about two thirds of the domestic New Zealand wine market by value and an important growing export market.


PINOT NOIR


KUEMMERLING

Kuemmerling
The acquisition of Kuemmerling transforms our German business, moving from eighth largest to fourth in Europe's largest spirits market. Kuemmerling is Germany's fourth largest spirits brand and the second largest brand in the bitters category selling some 680,000 cases last year.

Kahlúa Kollective Beats gets global launch
Kollective Beats, a leading edge marketing programme designed to increase Kahlúa's appeal to the world's young consumers was launched globally in March after a *successful trial in Australia*. Through capturing the essence of club culture and making it an integral part of Kahlúa, the programme has been very popular and has increased consumer awareness of the brand as well as new on-premise accounts.



Baskin-Robbins achieved record sales in the US following the success of an extensive marketing campaign that included a promotional tie-in with this year's movie, *Shrek*. In May, sales grew 8.7% nationally with *Shrek* Swirl emerging as the best selling flavour of the month of the past two years.


SHREK IT OUT!
Limited Time Only!
Shrek's Swamp Fizz
Baskin Robbins
Shrek's Hot Sludge Sundae



Global intranet launched
To aid communication *across the company, a global* intranet portal was launched to provide simple access to a wide variety of company data through a single home page.

march april may ju

# €800m £450m

€800m and £450m bonds issue
We successfully launched two bonds to refinance existing debt facilities. The initial euro tranche was €600m for a five year term fixed at a coupon of 5.5% and the sterling tranche was £350m for a ten year term fixed at a coupon of 6.625%. Strong investor demand triggered a re-opening of the bonds in June.



Launch of new Beefeater pack in Europe
Beefeater, the number one premium imported London Dry Gin, was given a new look. The redesign represents just part of the investment to refresh Beefeater and appeal to a broader consumer base. The new pack was launched first in the US and international duty free and in all remaining markets including Spain in May 2001.

Tres Generaciones Plata joins Sauza family
A new premium 100% estate-grown blue agave, silver tequila was launched as Tres Generaciones Plata. This new brand features a unique, triple distilled process to ensure the ultimate in purity and smoothness. In addition, Tres Generaciones Añejo, the US number one ranked ultra-premium tequila, was given a dynamic new look. This new packaging is designed to increase premium branded delivery and drive easy consumer bar call.



# Through targeted acquisitions, we are creating a strong platform for sustainable future growth.

Our recent acquisitions have pursued three objectives:

- Increase our exposure to growth categories
  We secured the US distribution rights to Stolichnaya – the US' second largest premium imported vodka. This is a significant addition to the brand portfolio and enables us to enter one of the most important and fastest growing categories in the US market.

- Enhance our position in key strategic markets
  Our investment in the Jinro Ballantines joint venture has given us a strong position within the important Korean spirits market. The acquisition of Kuemmerling in Germany has transformed our business in Europe's largest spirits market. We now own the fourth largest brand, Kuemmerling, and have improved our position from eighth to fourth.

- Become a world-class premium wine player
  Premium branded wine has a strong growth profile. We have augmented our wines business with a number of acquisitions throughout the year and are now the world's fourth largest wine company.



## Investing for growth






IMPERIAL
CLASSIC
AGED 12 YEARS


20 ml
35 % vol
KUEMMERLING



Diana Houghton, Director of Corporate Strategy has led our acquisition work this year. We continue to explore opportunities to expand our business through acquisition and joint venture.



Our acquisitions in wine significantly transform our business. Our future wine volumes will increase from over nine million cases to around 23 million cases in 2002, representing around 20% of Spirits & Wine contribution.







## The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines.

We have acquired wine businesses in Argentina, California, France, New Zealand and we have made a recommended offer for Spain's leading winemaker, Bodegas y Bebidas. They significantly improve our position within the industry: we are now an established world player at number four in the world rankings. Each of our acquisitions has brands that command strong margins, good domestic scale (or the potential to add critical mass to our existing businesses) and real international potential. Attractive margins and careful management of the capital base will mean that we should be able to deliver good returns on capital. We have extended our reach into new wine territories – particularly the important Australasian market.


C
GRAFFIGNA
CENTENARIO
DESDE 1870
CABERNET
SAUVIGNON

# A world-class premium wine player




LICOR DELICIOSO
IMPORTED


JAMES BURROUGH
LONDON ENGLAND


Ballantine's
FINEST

# Being marketing-led

Our marketing team has been re-invigorated under the leadership of Kim Manley, our new Chief Marketing Officer. We are striving to become truly marketing-led.


Sauza®
TEQUILA
PREMIUM TEQUILA
HORNITOS®
100% PURO DE AGAVE
REPOSADO
38% Alc.Vol
09-3065
PRODUCT OF MEXICO / HECHO EN MEXICO

## We are working to become a truly marketing-led company. This demands that we implement effective processes and empower committed individuals to lead them.

We have re-energised our marketing team under the leadership of Kim Manley, our new Chief Marketing Officer and through the mobilisation of a new International Marketing Executive.

'Valuable ideas that create enjoyable experiences' summarises our new approach. This combines world-class best marketing practice with the introduction of new processes.

We use a series of workshops to review each of our most important core brands in order to develop coherent strategies. These seek to exploit the power of the brands in their interaction with consumers.

We have challenged the way in which we manage advertising and promotion agencies, how we buy our media and how we conduct our research and planning. Streamlining these processes will generate expected savings of £20m in the first full year. These savings will be re-invested in focused, creative marketing activity that will allow us both to engage with and motivate our consumers.

Our belief that innovation is an integral part of our marketing activity and a critical source of future revenue and profit growth has led us to create a new innovation team and to ring fence the investment which such a commitment demands.






TOGO's
GREAT SANDWICHES



# We are creating a vibrant 'people agenda' and a strong human resource infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

The people agenda recognises the benefits of investing in, and getting the best out of, the talent and enthusiasm of individuals. It highlights three areas which will deliver our objective of becoming a high performing and successful leader of our industry:

- Right People in Right Places
  A consistent, externally benchmarked assessment process provides detailed development programmes and succession planning for senior management levels right across the business. This process is now being rolled out to all management levels. Where we have identified talent gaps, top calibre individuals have been recruited from outside the company.

- Right Rewards
  Rewarding Change has focused on shifting the emphasis towards variable compensation which is tightly aligned to business targets and shareholder interests. Allied Domecq aims to be a clear meritocracy where rewards and opportunities for advancement are explicitly performance-driven.

- Dynamic HR community
  The HR team across all parts of the company is committed to raise standards continually, to learn from internal and external best practice and to measure progress.



Our HR teams, led by Ian Jamieson, are creating the right environment in which to drive the success of our people and our business.







# Investing in people



## Many of our customers are becoming increasingly international in the way they run their businesses.

Our international customer management team is focused on working with our customers: making sure that we have the right people, the right processes and the right skills to be able to deliver mutual growth.

As a marketing-led brands business we must have a deep understanding of the consumer. Working with our customers we must translate this to a deep understanding of shoppers.

We have leading-edge customer management tools which are among the best available in top fast moving consumer goods companies.

For the international customers, we have a team dedicated to category management. This team is able to provide resource and know-how to deliver results in any country in the world in which we operate.

# International customer management





Our international customer management team is dedicated to working with our customers to help them meet the needs of consumers.




Sauza
TEQUILA
HORNITOS
100% PURO DE AGAVE


CHAMPAGNE
G.H. MUMM
Brut


Ballantine's
FINEST



**Allied Domecq's strategy remains the delivery of enhanced financial performance while building the business to ensure future sustainable growth of our brands, profits and returns.**
**Philip Bowman, Chief Executive**

Our strategy of managing existing assets more aggressively while adding to our business through selective acquisitions has delivered strong results, with an increase in underlying earnings per share of 13% to 31.0p. Trading profit for the year ended August 2001 is £543m, an increase of 11%, and comparable profit before tax is up 12% to £453m. These figures exclude the impact of a £30m excise duty rebate, net of tax, received in connection with our Mexican operations. More information on this is given in the commentary on Latin America.

Return on investment has increased to 9.6% compared with 9.3% last year and 8.3% in the year to 31 August 1999. We estimate that our weighted average cost of capital is now in the range of 7.0% to 7.5%, depending on assumptions, a reduction of over 100 basis points over the past two years. The directors are recommending a final dividend of 7.6p per share giving a total for the year of 12.1p per share, an increase of 10%. This is in line with our policy for the annual dividend to be covered approximately 2.5 times.

**Better management of existing assets**
One driver of Allied Domecq's enhanced financial performance continues to be more effective management of existing assets. Cultural change is a key component of the initiatives we are undertaking to support the growth of our brands and overall profitability. We aim to be more responsive to markets, to embrace initiatives of all kinds in the search for better performance and to share best practice globally. While setting clear policies and targets centrally, we aim to leave local operations free to achieve the agile and sensitive response to customers which brand development requires. As we progressively change the culture of the company away from being production driven, we have focused in the short term on the profitable growth of our brands rather than volume as the key metric. Clear plans are in place to accelerate the growth of key brands once this repositioning work is complete.

Availability of timely and accurate information has been a significant challenge as we have worked to improve profitability. During the year the board approved a phased investment of approximately £50m to enhance key information technology systems and standardise them on an SAP platform globally. Our Californian wine business is now operating on the new platform and we estimate that the conversion of other business units will be complete by the end of 2003. We are confident that the improved availability and consistency of data will contribute significantly to our ability to drive the performance of the business once this project is complete.

Over the past three years we have progressively de-stocked the supply chain in the US and borne an adverse impact on trading profits of some £15m. Following investment in improved information technology and a review of our partnership with key distributors we will accelerate this process through our supply chain re-engineering project, to achieve further significant reductions. This will allow us to manage the business more effectively and to reduce working capital, albeit at the cost of a one-off impact on trading profit over the next two years of approximately £30m.

**Acquisitions**
The selective acquisition of spirits and wine assets is also contributing to profits growth. Our acquisition strategy has addressed three objectives:

- To increase our exposure to growth categories;
- To enhance our position in markets with strategic importance or above average growth potential; and
- To start the development of a world-class premium wine business.

Acquisitions over the past 18 months have significantly strengthened our brand portfolio and will deliver some 20% of Allied Domecq's revenues in 2002.

Increasing our exposure to growth categories
Our portfolio will benefit from presence in additional categories that show above average growth. The acquisition of US distribution rights to the genuine Russian premium vodka, Stolichnaya, has filled an historic gap in our portfolio. The premium vodka category has grown by approximately 11% over the past five years. Initial performance of the brand has been very encouraging and we anticipate further progress in fiscal 2002 as a new advertising campaign is launched.

During the year, we also concluded a strategic alliance with Destileria Serralles in connection with Captain Morgan rum. The matter is currently subject to legal proceedings between The Seagram Company, Inc and Destileria Serralles in Puerto Rico. The addition of Captain Morgan to the Allied Domecq portfolio would provide a key brand in another fast growing category.

Enhancing our position in key markets
Our acquisition strategy has also sought to enhance our distribution in key strategic markets where we lack scale. The acquisition of Kuemmerling GmbH just after the financial year closed will transform our business in Germany, Europe's largest spirits market. It also supports our ability to build strong partnerships with major pan-European customers. Our investment in the joint venture with Jinro has given us access to the growing Korean spirits market. Korea has the world's second highest per capita consumption of spirits and is the third largest premium Scotch market. Since the joint venture was formed in February 2000, we have seen excellent growth in volume and profit from both Imperial and Ballantine's.

Developing a world-class premium wine business
The premium wine industry is very attractive with volume growth of some 12% over the last five years coupled with strong revenue and profit growth. Our acquisitions have targeted brands that command superior margins and have the potential to be developed in export markets. The businesses we have acquired enjoy either good domestic scale or are capable of merging with our existing wine assets to deliver critical mass and cost synergies in local markets. The combination of strong profit margins, cost synergies and careful management of the capital base, such as flexible sourcing of grapes, will progressively generate increasing returns on capital. This strategy, applied to our Spanish and Californian wine businesses over the past five years, has delivered a post-tax return on capital well in excess of 10%.


Earnings per share pence
2001
31.0
33.9
2000
27.4
1999
24.2
1998
20.8
Mexican excise


Return on investment %
2001
9.6
2000
9.3
1999
8.3


MONTANA

Montana Brancott Winery, Marlborough, NZ

Our acquisitions in Argentina, California, France and New Zealand, and our offer for Bodegas y Bebidas in Spain, transform the size of our wine operations. Shipments are forecast to increase to some 23 million cases in fiscal 2002 from nine million cases this year. There is significant opportunity to develop our enlarged brand portfolio in export markets and to build on existing domestic positions. The Montana acquisition, in particular, brings with it skills that can be leveraged across our other wine businesses as we share best practice in viticulture, sales and distribution.

Following these acquisitions and in line with our commitment to a global premium wine business, we will manage our wine assets separately with effect from 1 January 2002. After nine years as President of our European business, David Scotland will lead this new division.

Performance at constant foreign exchange rates is reviewed in detail below.

**Spirits & Wine**

- Trading profit up 8% to £458m
- Trading profit including Mexican excise rebate up 19% to £505m
- Turnover excluding duty up 8% to £1,966m
- Advertising and promotion up 7% to £330m

Spirits & Wine trading profit is up 8% on last year to £458m with turnover, excluding duty, increased by 8% to £1,966m. This year's gross margin improvement of 7% or £78m has been driven through better pricing, particularly in the US, enhanced mix, principally across Asia and Europe, and acquisitions.

Advertising and promotion investment in our brands for the year is up 7% to £330m, at constant exchange rates, with most of the increase behind Beefeater, Courvoisier, Whisky DYC and Maker's Mark. The spend increased in the second half as a consequence of a re-phasing of spend behind Mexican brandies, increased investment in Beefeater, Courvoisier and Maker's Mark in the US, and investment behind acquired brands.

We are continuing to drive increased value from our advertising and promotion spend through more effective targeting and investment evaluation. The new marketing team led by Kim Manley, Chief Marketing Officer, is playing a key role in transitioning the business to become more marketing-led through the creation of new structures and processes. The team is challenging how we manage agencies, how we buy our media and how we undertake our research and planning work. These initiatives are expected to deliver over £20m of savings in the first full year, which we expect to re-invest in quality advertising and promotion work. We have evaluated our processes against a consortium of different industries – not just spirits – and have established a number of training modules with the London Business School. These build on previous initiatives and ensure the spread of best practice globally. We have also re-focused our approach to innovation and increased our investment in this area. Our projects are now concentrated on three areas: ready-to-drink formats, low alcohol high margin products and trademark extensions.

**Spirits & Wine revenue £m**



2001
2,524
2000
2,297
1999
2,110


9% compound annual growth rate since 1999

**Spirits & Wine trading profit £m**



2001
458
2000
414
1999
369


10% compound annual growth rate since 1999

**Spirits & Wine advertising and promotion £m**



2001
330
2000
301
1999
272


10% compound annual growth rate since 1999

## Spirits brands performance

Total volumes fell in the year by 1%. The major driver of this reduction was in Mexico where higher excise duty levels affected sales, particularly of brandies. Sales of Sauza tequila continue to be held back, particularly in Mexico, by the industry shortage of agave. In addition, the implementation of price increases and the withdrawal of unprofitable promotional activity in the US slowed the volume growth of key brands. Despite these specific reductions in volumes, total turnover increased by 8% at constant foreign exchange.

The Core 4 brands, Ballantine's, Beefeater, Kahlúa and Sauza, delivered good profit growth with an increase in turnover of 8% supporting net brand contribution, up 18%. Ballantine's turnover grew 12% with the brand continuing to perform well within its key markets of Europe and Asia. Kahlúa turnover grew around 4% with volumes declining 1% as we withdrew some volume promotion activity. Kahlúa maintains its leading position in the US imported cordials and liqueurs category. Beefeater was given a revitalised look with a fresh new pack design launched in its key markets of the US, Europe and duty free and provides a good platform for future growth.

The continued strength of the brand in Spain and price increases in the US helped to drive an increase in turnover of 9%. Price and mix improvements grew Sauza turnover and net brand contribution despite a fall in volumes of 27% as a result of the industry-wide shortage of the key raw material, agave. While total volumes of these brands reduced in the period in question, due principally to Sauza, the sustained increase in investment and innovation over the last two years continues to provide a strong platform for future sustainable growth.

Maker's Mark had another good year with turnover up 26% delivering an increase in net brand contribution of 8%. Canadian Club grew turnover by 3% and net brand contribution 2% on the back of successful marketing in Canada.

Our concentration on profitable growth in the next 21 brands in the portfolio delivered good results with an increase in net brand contribution of 9% on flat volumes. Net brand contribution grew by 3% in the rest of the portfolio despite a 1% decline in volumes.

## Spirits portfolio classification

Our aim is to increase the share of our portfolio that is capable of delivering sustainable profit growth. Our focus behind our Core 4 brands has already generated real value and over the last two years we have increased our investment in the next tier of brands that we have identified as having similar growth potential. As a consequence, we have reviewed our brands and will be extending the Core spirits brands to include further brands: Canadian Club, Courvoisier, Maker's Mark and Tia Maria. These Core brands will receive the same level of focused investment and management as our Core 4 brands have done in recent years.

We have also identified a further set of brands that are 'Local Market Leaders'; that is, brands that have a strong position in a particular market. These will include such brands as Stolichnaya and Hiram Walker Liqueurs in the US; our Mexican brandies; Whisky DYC and Centenario in Spain; Imperial in Korea; Fundador in the Philippines and Teacher's in the UK. These brands fall into two categories: those that deliver critical mass in key markets and those that provide an opportunity for strong value growth. We will continue to manage the rest of the portfolio in their respective markets, utilising their strong cash and profit generation to maximise their return for shareholders.

**Portfolio shape under the new classification – 2001**



Core brands 48%
Rest of spirits 20%
Local market leaders 19%
Wines 13%


**Turnover excluding duty** (£m)



Core brands 61%
Rest of spirits 18%
Local market leaders 15%
Wines 6%


**Advertising and promotion**



Ballantine's

### Wine

We are now a major global wine player, ranked fourth globally, following our targeted acquisitions in Argentina, California, France, New Zealand and presuming successful completion of our recommended offer for Spain's leading wine producer. With these acquisitions, our wine volumes will increase from over nine million cases to around 23 million cases and wine will in future represent around 20% of Spirits & Wine contribution compared with about 12% a year ago.

Our wine volumes for the year, which include table, sparkling and fortified wines and agency brands, were over nine million cases. Net brand contribution for wine increased by 5% despite increasing advertising and promotion spend by 21% – particularly behind our Champagnes and table wines. Our US wine volumes were up 6% with Clos du Bois outpacing the market in volume and value growth. Callaway has had a successful relaunch in the year marking a shift in grape sourcing to the central coastal area of California.

The acquisition of G.H. Mumm & Cie and Perrier-Jouët in January for £364m adds two world-class brands to our portfolio and supports the development of our on-trade business in Spirits & Wine, particularly in the US.

Champagne is an attractive category that has demonstrated strong growth, with good margins. The acquisition makes Allied Domecq the joint third largest Champagne company worldwide.

### Europe

Profits grew by 14% to £142m which represents a fifth successive year of double digit growth in the region. Management of the portfolio mix was a key driver, with total volumes up 2% and Core 4 brand volumes up 7% – led by Ballantine's (up 5%) and Beefeater (up 12%).

Spain has continued to deliver good profit growth led by the strong volume growth of Ballantine's and Beefeater. Ballantine's volumes grew 9% while net brand contribution grew 13%. Beefeater volumes in Spain grew 10% and market share grew by two percentage points to 21% in a broadly static gin market. Whisky DYC, Spain's second largest whisky, has had a difficult year, with volumes declining by 7%; we have increased advertising and promotion by 33% to help address this trend. In September, we announced our offer for Spain's leading winemaker, Bodegas y Bebidas. This business will significantly enhance the scale of our wine business in Spain and strengthen our brands' distribution.

The UK showed stronger trading in the second half and delivered profit growth for the full year. France, Germany and Greece all achieved good overall profit growth and strong performances were delivered in the Central & Eastern Europe and Nordic regions. The acquisition of Kuemmerling GmbH for £128m transforms our business in Germany. The deal will significantly enhance our share of the German spirits market and moves us from number eight to number four. This will increase our ability to build partnerships with key customers across Europe – particularly those based in Germany. Kuemmerling is Germany's fourth largest brand and the second largest brand in the growing bitters category.

### North America

Trading profits in the region are up 14% to £185m, which was driven by profit growth in both the US and Canadian businesses. The US growth has been achieved by price and mix improvements within the Equity portfolio – particularly Kahlúa, Maker's Mark and Sauza along with a strong initial performance from the Stolichnaya brand generating sales of 800,000 cases in the eight months to August. In the short term, our determination to build profitable brand growth and to reinforce the premium nature of our portfolio through price repositioning has led to a reduction in discount-driven volumes.


CHAMPAGNE
G.H. MUMM
Brut


Tia Maria


Sauza

Over the longer term, however, these actions will enhance the value created from the growth of these brands. Specifically the volume shipments of the US Equity portfolio, which includes Kahlúa, Sauza, Beefeater, Courvoisier, Canadian Club, Maker's Mark and Midori, declined by 2%, on flat year on year depletions. However, our focus on value drove turnover up 9% and gross margin up by 4%. The increase in gross margin was affected by the impact of a full year of agave costs on Sauza tequila. Advertising and promotion behind these brands increased by 5% in the period. The ADvantage portfolio also performed strongly with good profit growth from the Mexican brandies, Rich & Rare and the liqueur portfolio. In line with the last two years, US shipments were below depletions from our distributors representing a further de-stock of the US supply chain.

The acquisition in January 2001 of the US distribution rights for Stolichnaya gives a major new growth driver to our US business. The premium imported vodka category in the US has grown strongly over recent years and Stolichnaya provides a significant opportunity to take advantage of this growth. The deal marks an important strategic step for Allied Domecq and substantially enhances our brand portfolio in the US with the opportunity to develop the brand in other markets.

The profit performance of the North American business has been achieved at the same time as restructuring the US spirits organisation to enhance efficiency and brand building capabilities. As well as achieving overhead savings, this reorganisation helps to build a business focused on the consumer and brand building to support sustainable future growth.

We have strengthened our successful Californian business through the acquisition of Buena Vista Winery. Buena Vista is located in the heart of the Carneros appellation that is divided between the Napa and Sonoma Counties. The Buena Vista portfolio comprises brands which compete in the super- and ultra-premium categories, the most important being the Buena Vista Carneros Estate and the Haywood Estate. The acquisition also provides additional infrastructure to capitalise on the growth of our Californian wines to date – particularly from Clos du Bois. Significant cost synergies are available as well as the opportunity to develop new Carneros Pinot Noir brands.

Latin America

Trading profit for the region was down 30% to £46m (excluding Mexican excise rebate) reflecting a decline in the volumes of Mexican brandies and tequila. The Mexican brandy portfolio has suffered volume declines as a result of increases in excise duty. Tequila continues to be affected by the industry-wide shortage of agave. Steps have been taken to ensure future supply, with investment in improved yield management and agave plantings. Agave costs have stabilised but ongoing demand for tequila will continue to affect the raw material costs.

As announced previously our earnings included a benefit of £30m (after applicable corporation taxes) during the period arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999. The Mexican Supreme Court has awarded compensation which will allow Allied Domecq to offset current and future duties and taxes in Mexico by Pesos 1.5bn (£112m) plus interest and inflation adjustments applicable under the Court's ruling.




STOLICH
TED FRO



Members of our US marketing team working on Stolichnaya, the genuine Russian premium vodka.

The period over which the Group's Mexican earnings will benefit from the offset will depend on the rates of duty and taxation applied in the future. Our current expectation is that the balance of the repayment of excess duties will be collected over the next three to five years and will be subject to interest and inflation adjustments.

Brazil has continued to perform well with good progress from Ballantine's and Teacher's. Trading conditions in Argentina continue to be challenging with a weak economic outlook but our operations have been restructured to rationalise the cost base. Argentina is an important wine market with the fourth highest per capita consumption of wine worldwide. Our acquisition of Bodegas y Vinedos Graffigna and Vinedos y Bodegas Sainte Sylvie will create opportunities for future growth. We expect to achieve rapid operational efficiencies as a consequence of the close fit with our existing Bodegas Balbi. This deal transforms our Argentinian domestic business, increasing case volumes by 90% and improving the business mix from 80:20 spirits/wine to 50:50 in a market where wine accounts for around half of the beverage alcohol sold. Furthermore, the Argentinian premium wine market has shown excellent growth of almost 13% per annum for the last five years.

Asia Pacific

We have achieved strong organic profit growth of 79% to £59m: this has been driven by sound performance across the region in spite of the recession that is affecting most markets. Korea has benefited from the good performance of Jinro Ballantines. Imperial, Korea's number one premium whisky, and Ballantine's have both grown strongly in the year supported by increased advertising and promotion.

Duty free in Asia Pacific has benefited from the strong performance of Ballantine's super-premium aged range resulting in an increased market share of seven percentage points. Japan has also benefited from growth of aged Ballantine's in duty free, improved net pricing and from the launch of Kahlúa and Beefeater ready-to-drink formats. Good growth in the Philippines and Taiwan was driven by a 12% volume growth in Fundador and improved advertising and promotion effectiveness in Taiwan.

We have established a foothold in the important Australasian wine market with our acquisition of Montana Group (NZ) Limited, New Zealand's leading wine producer with 56% share of the domestic market by value. Montana exports around 37% of all its bottled wine, (around half of New Zealand's total wine exports) to the main export markets of the UK, US and Australia.

Global Operations

We have reorganised our operations at Dumbarton in Scotland with the completion of our integrated bottling and office complex at Kilmalid. The project brings operational efficiencies including full year savings of £6m. In Spain, the initial phases to improve the capacity of our production facilities for Rioja have been completed. In Kentucky, we have commenced a $25m investment to increase distillation and warehousing capacity for Maker's Mark.

Productivity (measured as cases produced per employee) for Spirits & Wine is up 1%. However, after taking into account the reduction of volumes in Mexico, underlying productivity improved by 9% in the year, primarily as a result of our investment in Scotland.

We have continued to concentrate on our global supply chain strategy that has delivered underlying improvements particularly in the area of inventory management.

A key activity during the year was to increase the number of operations with environmental management systems certified to the International Standard ISO 14001. Currently, 27 of our production sites have this accreditation.

**Geographical Analysis – Spirits & Wine trading profit**

| | 2000 | | | | 2001 | |
|---|---|---|---|---|---|---|
| | Reported 2000 £m | Cost allocations £m | Foreign exchange £m | At 2000/01 exchange £m | 2000/01 £m | Growth at 2001 exchange % |
| Europe | 141 | (7) | (9) | 125 | 142 | 14 |
| North America | 166 | (20) | 17 | 163 | 185 | 14 |
| Latin America | 49 | 8 | 9 | 66 | 46 | (30) |
| Asia Pacific | 40 | (5) | (2) | 33 | 59 | 79 |
| Others | 18 | 24 | (6) | 36 | 26 | (28) |
| **Total** | **414** | **–** | **9** | **423** | **458** | **8** |



The Jinro Ballantines team have delivered strong growth in Imperial and Ballantine's in Korea.

Our duty free operations have shown a good performance with all trading channels delivering good profit growth. Our duty free business in Asia performed well and the reorganisation of our business in the Americas also contributed to profit growth. We have continued to build both the quality and sustainability of our business through superior consumer insight and core customer development.

Geographical analysis –
Spirits & Wine trading profit
The trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 3 to the accounts.

On a comparable management reporting basis, translated at 2001 foreign currency exchange rates and with a consistent allocation of central overheads and Sauza cost base, the Spirits & Wine trading profits analysed by sales and marketing regions for the period are given in the table opposite.

Cost allocations include restatement for increased tequila costs (previously reported in Mexico), transfers of operational responsibility for IT to regional management and allocated head office costs to reflect more accurately the current business structure. Sales and marketing regions have been realigned and Latin America now includes Mexico. 'Others' include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to the sales and marketing regions.

**Quick Service Restaurants**
- Trading profit up 6% to £72m
- System-wide sales growth of 4%
- Same store sales growth in Dunkin' Donuts of 7%; Baskin-Robbins of 2% and Togo's of 1%
- Number of combination stores up 23%

Our Quick Service Restaurants business has grown profit contribution resulting from the growth in same store sales (£6m), profit growth from the International business (£5m) and the contribution from new stores (£3m). The revitalisation of Baskin-Robbins has had a £5m adverse impact on profits as the new franchise royalties do not yet exceed the loss of margins on ice cream manufacture. In addition, Baskin-Robbins' profits were reduced by £5m as a result of additional raw material costs.
The revitalisation is on track with the brand delivering one of its strongest summer performances in recent history.

The good second half performance for Baskin-Robbins was driven by successful promotional activity around 'Free Scoop Night' and the film 'Shrek' and the benefits of a full year of restructuring for the brand offering.

Dunkin' Donuts has delivered another good year of growth with same store sales up over 7% in the US and a 2% increase in global distribution points. Togo's increased same store sales by 1% while growing the number of distribution points by 20%.

Our strategy of multibranded combination stores continues to drive growth in new store openings with a 23% increase in the number of combination stores to over 630. There are now almost 40 combination stores which offer all three of our Quick Service Restaurant brands. This strategy brings significant benefits to our franchisees through improved scale and operating efficiencies, along with revenue opportunities from cross-selling.

**Quick Service Restaurants**
**Reported trading profit £m**



2001 72
2000 64
1999 53


17% compound annual growth rate since 1999

**Quick Service Restaurants**
**Store numbers**



Total store numbers 10,384
Dunkin' Donuts 51%
Baskin-Robbins 45%
Togo's 4%




Cajun pepperjack turkey sandwich was launched by Togo's in October 2000 and *proved very popular with franchisees* and consumers alike.



**We have established a robust capital structure that gives us a sound foundation with competitive funding and flexibility.**
**Graham Hetherington, Group Finance Director**

**Investing in people**
We are creating a vibrant 'people agenda' and a strong human resources infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

The people agenda recognises the benefits of investing in, and getting the best out of, the talent and enthusiasm of individuals. It highlights three areas which will deliver our objective of becoming a high performing and successful leader of our industry:

- Right People in Right Places
  A consistent, externally benchmarked assessment process provides detailed development programmes and succession planning for senior management levels right across the business. This process is now being rolled out to all management levels. Where we have identified talent gaps, top calibre individuals have been recruited from outside the company.

- Right Rewards
  Rewarding change has focused on shifting the emphasis towards variable compensation which is tightly aligned to business targets and shareholder interests. Allied Domecq aims to be a clear meritocracy where rewards and opportunities for advancement are explicitly performance-driven.

- Dynamic HR community
  The HR team across all parts of the company is committed to raise standards continually, to learn from internal and external best practice and to measure progress.

**Britannia Soft Drinks**
The group's share of Britannia's profits for the year was £13m (2000: £9m). We continue to pursue options to dispose of our 25% shareholding on appropriate terms.

**Cash flow**
Operating cash net of fixed assets from continuing businesses was £359m (2000: £408m). Net debt increased by £602m during the year from £1,252m to £1,854m, the main outflows being for the acquisitions including acquired debt – Champagnes (£364m); Buena Vista and Argentinian wineries (£87m) and part payment for Montana (£180m) – and for three dividend payments amounting to £163m. Underlying working capital, excluding acquisitions and strategic investments in Mexico, aged whisky and US wine, has shown a 5% improvement against last year.

### Taxation

Excluding the impact of the Mexican excise rebate, which has been taxed locally at 35%, the normalised tax rate has decreased from 26% to 25% this year. The decrease reflects the successful management of the reduction of tax risk exposures, a process which is ongoing. Our expectation is the rate for the current year, excluding the impact of the Mexican excise rebate, will not exceed 25%.

### Goodwill and exceptional items

Goodwill amortisation totalled £12m (2000: £3m). Exceptional items were £3m; being primarily aborted acquisition costs (£4m), the provision for surplus properties (£4m) and costs associated with the introduction of the Euro (£1m), offset by profit on disposal of businesses (£6m).

### Treasury operations

The group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The board agrees and reviews policies and financial instruments for risk management. We operate a prudent hedging policy. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options.

The group has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of Eurozone. The impact of foreign exchange movements on the translation of profits was positive with the reduction in profits resulting from the depreciation of the Euro being offset by increased profits reflecting the strengthening of the US dollar and Mexican peso.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge of part of the translation exposure.

The amount of risk to any one counterparty is restricted according to credit rating. We continually monitor our exposure to our counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and purchased interest rate options. It is our policy to keep between 50% and 70% of net debt at fixed rates of interest.

At 31 August 2001, EV gearing (net debt as percentage of market capitalisation plus net debt) was 30%, compared with 27% at 31 August 2000.

In April 2001, a €600m five year bond and a £350m ten year bond were issued. Continued investor appetite caused us to reopen the bonds in June 2001, by €200m and £100m respectively. The extendable term loan facility of £566m was retired in April 2001.

The $2.5bn Global Commercial Paper Programme was launched in February 2001 to provide access to both US and Euro commercial paper markets.

### Outlook

Towards the end of the last fiscal year we detected some slowdown in demand in certain markets. Recent events have made the economic outlook even more uncertain. However, the spirits industry has historically weathered adversity better than most others.

It is too soon to offer any guidance on the medium term impact to our businesses. Although we have already taken initiatives to further reduce overheads, it is clear that earnings growth will be harder to achieve than last year. That said, we are confident that we will continue to build significant value for shareholders.

Net debt £m


2001 1,854
2000 1,252
1999 1,315
1998 1,401


COURVOISIER


Licor Delicioso

# Corporate social responsibility


Alcohol and **you**
ALLIED DOMECQ

Our 'Alcohol and you' booklet is designed to raise awareness of alcohol issues among all our staff. It has already been translated into nine different languages.

Allied Domecq is one of the world's leading drinks companies. We are proud of our products and want people to enjoy them on whatever occasion is appropriate for their culture. The consumption of alcohol has a long history and its association with relaxation, enjoyment and sociability is at the heart of our business. However, there are also well known dangers from the excess consumption of alcohol or its consumption on inappropriate occasions. We strongly believe that it is in the company's best interests to reduce excess consumption and promote responsible drinking.

In looking at our social footprint, we have reviewed the way in which we market our products and are carrying out a number of initiatives to improve employee awareness of codes of advertising practice. We recognise absolutely the need to ensure that young people are not unintended targets of our marketing activity. We have endorsed the industry code for commercial communications in Europe (available at *www.amsterdamgroup.org*) and produced our own version for worldwide application.

We work with many organisations around the world to bring about measures in response to alcohol concerns that do not penalise the majority of our consumers who drink our products responsibly and in moderation. In the UK we support the Government's sensible drinking campaign by including on our bottle labels information on units to help consumers at home measure their alcohol consumption.

Allied Domecq aims to promote healthy discussion and debate about alcohol and its place in society. We believe that the drinks industry has a necessary place at the table in looking for solutions to the real problems associated with the abuse of alcohol. We will work in partnership with any Government body or organisation to deal with these problems.

From the chart it is evident that although the alcohol content of standard drinks varies considerably in the three countries listed, the actual recommended alcohol intake is quite similar.

**Recommended sensible daily drinking levels**

| Country | Source | Unit (standard drink/alcohol G) | Recommended daily intake in units | Total alcohol g |
|---|---|---|---|---|
| United States | Federal Dietary Guidelines | 12 | No more than<br>Men 2<br>Women 1 | <br>24<br>12 |
| Spain | Ministry of Health and Consumption | 10 | Men 3<br>Women 2 | 30<br>20 |
| United Kingdom | Department of Health | 8 | Men 4<br>Women 3 | 32<br>24 |

Where our involvement includes funding research we subscribe to the internationally agreed Dublin Principles (available at *www.icap.org*), which give a framework for ethical cooperation between the industry, Government, scientific researcher and the public health community.

In the markets where we operate, we have helped to found and fund a number of organisations whose purpose is to promote the sensible consumption of alcohol, to warn consumers of the risks of excessive or inappropriate consumption, and to deliver programmes to reduce abuse.

Social responsibility begins at home. In this light we have looked globally at the company's own practices and processes and have implemented programmes for quality assurance, environmental protection, safe operating and employee well-being which take us beyond compliance.

These programmes are underpinned by requiring all our operating companies to gain certification according to international standards (of ISO 9002 for quality, ISO 14001 for environmental improvements, and OHSAS 18001 for health and safety). These certifications ensure that our operations are examined by independent auditors and also commit them to a process of continual improvement.

We are also placing greater emphasis on employees' opportunities for career development and regularly consulting them using well-developed employee survey formats. They are given regular updates on information concerning the wider social concerns about alcohol. Employees experiencing problems with their own drinking can receive confidential help and treatment.

Our pride in our products reflects the high quality and care with which they are produced. We believe we have deservedly earned a sound reputation for our commitment to the responsible use of our products, to the health of the environment and to the communities in which we operate. Allied Domecq has been included for some time in the Dow Jones Sustainability Index and has recently been included in the FTSE4Good index and the Dow Jones World Index.

Our environmental and corporate social responsibility reports are published on our website (available at *www.allieddomecq.com*).

**Environmental management system**
Number of sites accredited with ISO 14001



2001
27
2000
7
1999
2


80% of our operations (by volume) have ISO 14001 accreditation.



Kilmalid, our integrated production site in Scotland, is the first spirits production site in Scotland to receive full ISO 14001 accreditation.

# Board of directors

**Sir Christopher Hogg** Non-Executive Chairman
Appointed non-executive deputy chairman of Allied Domecq in 1995 and non-executive chairman in 1996. He is also non-executive chairman of Reuters Group and a non-executive director of GlaxoSmithKline and of Air Liquide. Aged 65.

**Philip Bowman** Chief Executive
Joined the group in November 1998 as an executive director and was appointed chief executive in August 1999. He is also a director of Montana Group (NZ) Limited, a non-executive director of British Sky Broadcasting Group and a member of the UK Industrial Advisory Board of Alchemy Partners. He was formerly an executive director of Bass and chairman of Liberty. Aged 48.

**Donald H Brydon**
Joined the group as a non-executive director in 1997 and is chairman of Allied Domecq pension trusts. He is the senior non-executive director of Allied Domecq. He is a non-executive director of Amersham and also chairman and chief executive of AXA Investment Managers. Aged 56.

**Sir Ross Buckland**
Joined the group as a non-executive director in 1998. He retired as chief executive of Uniq (formerly Unigate) in March 2001. He is also a director of the National Australia Group Europe and of Mayne Nickless. Aged 58.

**Graham C Hetherington**
Joined the group in 1991. Joined Allied Domecq Spirits & Wine in 1995 and was appointed finance director of Allied Domecq Spirits & Wine in 1998. He became a director of Allied Domecq in June 1999 and was appointed group finance director in August 1999. Aged 42.

**Peter A Jacobs**
Joined the group as a non-executive director in 1998. He retired as chief executive of BUPA in 1998 and as chairman of Hillsdown Holdings in July 1999. He is also chairman of LA Fitness and a non-executive director of Bank Leumi (UK) and of Health Quality Services. Aged 58.

**David Malpas**
Joined the group as a non-executive director in 1997. He retired as managing director of Tesco in 1997. He is also chairman of Dresdner Income Growth Investment Trust and a director of Wincanton. Aged 61.

**Todd Martin**
Joined the group as global marketing director of Allied Domecq Spirits & Wine in 1998 and appointed a director of Allied Domecq in March 2000. He is president, North America, Allied Domecq Spirits & Wine. Aged 46.

**David Scotland**
Joined the group as a director of Allied Domecq Spirits & Wine in 1992 and appointed a director of Allied Domecq in 1995. He is president, Europe, Allied Domecq Spirits & Wine and also a non-executive director of Photo-Me International. Aged 53.

**Richard G Turner**
Joined the group in 1982. Appointed president, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a director of Allied Domecq in June 1999. Aged 52.

**Leonard A Quaranto** Secretary

# Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that year. In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

# Board committees

**Audit committee**
P A Jacobs (chairman)
D H Brydon
Sir Ross Buckland
Sir Christopher Hogg
A D Malpas

Summary terms of reference: to assist the board in exercising its responsibilities for accounting, financial reporting and internal control and to keep the work of internal and external audit under review.

**Remuneration committee**
A D Malpas (chairman)
D H Brydon
Sir Ross Buckland
Sir Christopher Hogg
P A Jacobs

Summary terms of reference: to set terms of employment, including remuneration, for directors and to consider candidates for appointment to the board.

**Executive committee**
This committee comprises mainly the executive directors.

Summary terms of reference: to formalise group strategy, run the day-to-day operations of the group, approve projects within capital expenditure limits delegated by the board and lead the management development process.

**Financing committee**
This committee comprises mainly the executive directors.

Summary terms of reference: to exercise the powers of the company concerning the financing of approved acquisitions and the refinancing of debt.

## Directors' report

The directors are pleased to present their annual report and accounts for the year ended 31 August 2001.

### Business review and future developments

The Chairman's statement and the Operating and financial review on page 3 and pages 16 to 25 provide a review of the business and likely future developments.

### Acquisitions

Details of the acquisitions during the year are shown in note 25 of the accounts on pages 59 and 60.

### Main trading activities

The group's main trading activities are the production, marketing and sale of spirits and wine and the franchising of quick service restaurants.

### Post balance sheet events

Details of events since the balance sheet date are shown in note 33 of the accounts on page 63.

### Dividends

An interim dividend of 4.5p per share was paid on 27 July 2001 and the directors are pleased to recommend a final ordinary dividend of 7.6p per share, making a total for the year of 12.1p. The final dividend will be paid on 5 February 2002 to shareholders on the register on 4 January 2002.

### Annual General Meeting

The AGM will be held on 31 January 2002 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. Details of the business to be considered at the AGM and the notice of meeting are included in the accompanying chairman's letter.

### Share capital

Details of the company's share capital and options over the company's shares under the group's employee share plans are given in note 22 of the accounts on page 58. As at 31 August 2001 the company had authority to purchase up to 10% of its ordinary shares. Shareholders' approval is being sought for the renewal of this authority and for an increase in the authorised share capital of the company at the AGM.

### Substantial interests

The company has been notified of the following disclosable interests in Allied Domecq ordinary shares:

| | |
|---|---|
| Suntory Limited | 3.54% |
| AXA Sun Life Investment Management Limited | 3.87% |

### Employees

Allied Domecq operates a policy of equal opportunity and continues to give full and fair consideration to applications for employment made by disabled persons. Employees who become disabled will, wherever possible and practicable, be retained in employment and, where necessary, appropriate training will be provided.

Employees are encouraged to become shareholders in the company. Grants of options over a total of 6,159,984 shares were made to eligible employees under the company's employee share option plans during the year and rights were granted to employees under the company's share appreciation rights plan. The company continues to extend its SAYE plan to new countries and is intending to launch a new All Employee Share Ownership Plan in the UK in February 2002.

**Communications and involvement**
Considerable emphasis is placed by the group on communications with its employees. In addition to obtaining a comprehensive range of attitudes and views from employees through employee opinion surveys, group companies involve and consult them with regard to the activities and performance of their businesses and any matters of concern to them. It is normal practice to use formal joint consultative bodies locally for one-to-one and group meetings. Allied Domecq has a European Council which acts as a forum for Pan-European consultation and discussion.

**Health, safety and welfare**
The group has achieved its goal of global co-ordination of health and safety matters based on strategically based steering groups and health and safety champions. This year the group again benchmarked its environmental, health and safety (EHS) performance across a broad range of EHS business processes. Global operating units are also working towards certification of their health and safety management systems based on Occupational Health & Safety Assessment Series 18001. For the first time the group's forthcoming environmental report will also include our health and safety performance and plans, becoming a full EHS document.

**Research and development**
The amount spent by the group on research and development during the period was £1m but this does not include the full cost of new product development.

**Creditor payment policy**
The company's policy, in relation to all of its suppliers, is to settle the terms of payment when agreeing the terms of the transaction, to ensure that suppliers are aware of the terms of payment and to abide by those terms provided it is satisfied that the goods or services were supplied in accordance with the agreed terms and conditions. The company does not follow any particular code or standard on payment practice. Creditor days have not been calculated as the company had no trade creditors at 31 August 2001. The company's invoices for goods and services are settled by subsidiaries acting as agents for the company.

**Directors**
The names and brief biographical details of the directors as at 29 October 2001 are given on page 28. All of whom served throughout the year. In accordance with the articles of association, Graham Hetherington, Sir Christopher Hogg and David Scotland retire at the forthcoming AGM and offer themselves for re-election.

**Political and charitable contributions**
No political donations were made to EU political parties or organisations during the year. Charitable contributions in the UK totalled £71,000. In addition the Allied Domecq Trust gave £6,000 to charitable causes.

**Auditor**
KPMG Audit Plc, has expressed its willingness to continue in office as auditor of the company. A resolution for the re-appointment of the auditor, at a rate of remuneration to be determined by the directors, will be proposed at the AGM.

By order of the board

Leonard A Quaranto
Secretary
29 October 2001

## Corporate governance

### Introduction

The directors of Allied Domecq PLC are committed to the high standards of corporate governance set out in the Principles of Good Governance and Code of Best Practice, which together comprise the Combined Code appended to the Listing Rules of the Financial Services Authority. The directors are accountable to the shareholders for ensuring that these principles are understood and implemented throughout the company's operations and this statement describes the manner in which Allied Domecq PLC has applied the Principles and Provisions of the Code during the financial year.

### Executive and non-executive directors

Executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. Non-executive directors are appointed for three year terms and are generally limited to six years of service. In accordance with the company's articles of association, all directors are subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter at intervals of no more than three years. The non-executive directors' fee levels are determined by the board of directors, whilst the executive directors' salary levels are determined by the remuneration committee.

The remuneration policy and the terms and conditions of service of the executive and non-executive directors appear in the remuneration report on pages 34 to 39. As stated in that report, Allied Domecq is in compliance with Schedules A and B of the Combined Code relating to remuneration.

### Organisation and functions of the board and key committees

The board is responsible for the overall direction, strategy, performance and management of Allied Domecq PLC. It is comprised of five executive directors and five non-executive directors. Throughout the financial year, the roles of chairman and chief executive officer have been held separately. The chairman is a non-executive director.

The board and its committees have formal terms of reference setting out their authorities and duties.

All board members have access to the advice and services of the company secretary and, in accordance with agreed procedures, are also able to obtain independent professional advice as required at the company's expense.

On appointment, executive directors are invited to participate in an external professional programme for directors.

All of the non-executive directors bring a wide range of experience to the board and participate fully in decisions on key issues facing the group. All non-executive directors are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement.

The board generally meets at least six times a year focusing on strategic issues and financial performance. The board has a formal schedule of matters reserved to it for decision and decisions are communicated widely throughout the group. Included within this formal schedule of matters is responsibility for the group's risk management strategy. All board members are provided with sufficient information on a timely basis in order to ensure their ability to discharge their duties.

The Allied Domecq Spirits & Wine executive and the Quick Service Restaurants executive generally meet at least every two months. These groups, together with the executive committee of the board, formulate strategy and oversee day-to-day operations of the group, approve projects within capital expenditure limits delegated by the main board, and lead the management development process.

The board has established a number of committees, each of which has formal terms of reference. Membership of board committees is shown on page 29.

The board has not established a separate nomination committee. However, the duties normally undertaken by this committee have been delegated to the remuneration committee.

The remuneration committee is comprised of five non-executive directors responsible for determining the remuneration policy and the terms and conditions of service of the executive directors. It also reviews external appointments offered to group executives. The committee generally meets at least three times per year. Committee members are not eligible for any share options, bonuses or pension entitlements. The committee has access to the services of independent advisers as required.

The audit committee monitors and reviews the system of financial and operational controls of the group. It also considers the group's compliance with the Combined Code and oversees the objectivity and effectiveness of the auditors. The committee is comprised of five non-executive directors. The committee can request the external auditors, executive directors and any other officers of the group to attend its meetings. Additionally, the group's internal and external auditors have direct access to the committee to raise any matters of concern. The committee generally meets at least three times per year. The committee receives periodic reports summarising audit issues noted and corrective actions planned and reports from the internal audit function, the external auditors and management.

The Turnbull guidance for directors on internal control was issued in September 1999.

The board confirms that it has established a process that meets the Turnbull guidance. The process has been in place for the whole of the year to 31 August 2001 and, as part of this process, the board has received and reviewed regular reports during the year on internal control and risk and has reviewed the effectiveness of the group's system of internal control.

## Internal control

The board of directors has final responsibility for the system of internal control maintained by the group. The responsibility for establishing and operating detailed control procedures within each operating business lies with the operating board and local management. The approach to internal control is risk based, with risk management processes including an evaluation of the likelihood and impact of risks. This system provides reasonable, but not absolute, assurance against material loss and includes the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with appropriate legislation, regulation and best practice, and the identification and mitigation of business risks.

Group and local management are responsible for the identification and evaluation of key applicable business, operational, compliance and financial risks. These risks are assessed on a continual basis, taking into account the overall risk environment, and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements.

Group businesses participate in periodic strategic reviews which include consideration of long term financial projections and the evaluation of business alternatives. Operating units prepare annual budgets; performance against budget is actively monitored both at the level of the Allied Domecq Spirits & Wine executive, the Quick Service Restaurants executive and the board, supported by regular forecasts. Forecasts and results are consolidated and presented to these groups on a regular basis.

A process of annual control self-assessment and hierarchical reporting provides for a documented and auditable trail of accountability from the local business unit to regional management to executive management. This process includes an internal control questionnaire which is completed for all business units and reviewed by regional management. The questionnaire is tailored by region to reflect the potential risks and the control environment of the region and each region has appointed a business risk champion to challenge, validate and collate the responses into regionally owned reports. These self-assessment tools provide for successive assurances at increasingly higher levels of management and, finally, to the board.

The process and the supporting documentation are reviewed by the internal auditors for completeness, accuracy and compliance with Combined Code requirements. Planned corrective actions, where applicable, are independently monitored for timely completion.

Through these mechanisms, risk assessment and internal control have been embedded in ongoing operations. Business performance is continually monitored, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

## Relations with shareholders

The board believes it is important to respond adequately to all the queries of both institutional and private shareholders. At the AGM shareholders are offered an opportunity to raise with the board and the respective committee chairmen any specific questions they have concerning the group. In addition, meetings are also held between individual directors and institutional shareholders at various times during the year. At the AGM the company indicates the number of proxy votes lodged on each resolution and the notices covering each AGM are sent to the shareholders at least 20 working days before the meeting.

## Going concern

After making enquiries, the directors, at the time of approving the financial statements, have determined that there is reasonable expectation that the company and the group have adequate resources to continue operating for the foreseeable future. For this reason, the directors have adopted the going concern basis in preparing the financial statements.

## Compliance with Combined Code

The company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period.

Our auditor, KPMG Audit Plc, has reviewed the directors' statement on the company's compliance to the extent required by the Listing Rules and its report appears on page 40.

## Remuneration report

The company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code appended to the Listing Rules of the Financial Services Authority, except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period.

Throughout the year under review, the company has complied with, and given full consideration to, Schedules A and B of the best practice provisions annexed to the Combined Code.

### The role of the remuneration committee

The remuneration committee's role is to establish terms of employment and remuneration packages for each executive director. It seeks to encourage the enhancement of the company's performance and to ensure that directors are fairly, and responsibly, rewarded for their individual contributions. The remuneration committee consults with the chief executive, who may be invited to attend its meetings, and it takes advice from external sources in order to determine and develop its policies.

The remuneration committee keeps remuneration under regular review and as part of this process makes reference to a group of approximately 20 international companies as a standard of comparison.

The constituent companies of the comparator group are of a size and complexity relevant to that of Allied Domecq. They include both direct competitors and other businesses that trade on a worldwide basis. The company competes with this group when recruiting and retaining executives. The comparator group is amended as appropriate when considering remuneration in the context of different markets.

The remuneration committee also keeps under regular review the company's policies for senior management remuneration and development.

### Remuneration committee composition and remuneration

The remuneration committee is comprised exclusively of independent non-executive directors and its members are:

A D Malpas (chairman)
D H Brydon
Sir Ross Buckland
Sir Christopher Hogg
P A Jacobs

No member of the remuneration committee has any personal financial interest, other than as a shareholder, in the matters to be decided, and no day-to-day involvement in running the company's business. Remuneration committee members are paid fees as non-executive directors but do not receive any share options, bonuses or pension entitlements.

The remuneration of each of the non-executive directors is determined by the board as a whole within the overall limits set by the articles of association. Non-executive directors do not participate in or vote on any discussion relating to their own remuneration.

### Remuneration policy

Allied Domecq PLC is in the FTSE 100 index and operates on a global scale.

In order to attract and retain management with the appropriate skills to provide shareholder value for the future, the group aims to ensure that its pay and benefit practices are competitive, that they motivate employees at all levels and that they recognise and reward high standards of performance.

All variable remuneration for all senior executives is determined by the achievement of specific performance objectives. The long term incentives are aimed at aligning executive interests with those of shareholders.

Full details of the remuneration packages of the directors are given on page 37. The interests of each director in the share capital of the company including share options are shown on pages 38 and 39.

### Base salary

In determining the directors' remuneration, the remuneration committee takes into consideration the pay levels in the comparator group, the responsibility involved in a particular job and the performance of an individual director.

### Benefits
Details of benefits are given on page 37. The term 'benefits' includes the provision of a car and fuel (or car allowance), private health, life and other insurances and allowances in lieu of pension contributions (if applicable). Accommodation is only provided where it is necessary for the proper execution of duties.

### Performance-related bonuses
The company operated a deferred bonus plan in the year to 31 August 2001 for directors and certain senior executives. Bonuses for the year under review were based on earnings per share growth and completion of key management objectives. The bonuses paid are shown in the table on page 37.

Under the deferred bonus plan for the year to 31 August 2001, the bonus payable to participants was the equivalent of 7% of their annual basic salary for every 1% of real growth in the company's earnings per share. The maximum bonus receivable based on earnings per share growth was 70% of basic salary. An additional discretionary bonus of up to 10% of salary is available under the plan on the achievement of certain key management objectives.

Under the deferred bonus plan 25% of the award will be automatically deferred into Allied Domecq PLC shares. It will be matched one for one by the company after three years, subject to the executive remaining an employee of the company. Up to an additional 25% of the award may be voluntarily deferred for three years into shares, with the company again providing a matching investment on the same terms.

Performance targets and key management objectives are set by the remuneration committee annually.

### Long term remuneration
Allied Domecq currently has a number of long term remuneration vehicles in place in order to incentivise participants to promote the long term success of the business. Executive directors are currently eligible for discretionary grants of share options under an approved and an unapproved executive share option scheme and awards under the long term incentive scheme. The remuneration committee determines under which scheme eligible participants may be granted awards, and may, at its discretion make simultaneous awards under more than one scheme. The remuneration committee makes these awards with reference to business strategy, the role and responsibility of the individual and the total expected value of the awards and, following external consultation, relevant market practice.

Share options
The company operates the following option schemes, in order to incentivise participants to promote the long term success of the business:

(a) SAYE Scheme 1999 – This scheme is based on a three or five year savings contract and is open to all UK employees. Options are granted at an exercise price of not less than 80% of the market value.
(b) International SAYE Scheme 1999 – This scheme is based on an 18 month, three year or five year savings contract and is open to all employees in certain jurisdictions. Options are granted at an exercise price of not less than 80% of the market value.
(c) United States Share Purchase Plan – This scheme is based on an 18 month savings contract and is open to all employees in the USA. Options are granted at an exercise price of not less than 85% of the market value.
(d) Inland Revenue Approved Executive Share Option Scheme 1999 – Discretionary options up to a value of £30,000 per participant may be granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant.
(e) Executive Share Option Scheme 1999 – Discretionary options are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life options may be granted).
(f) Share Appreciation Rights Plan 1999 – This alternative to a share option plan is operated in countries where securities or tax laws prevent or restrict the use of the executive share option schemes. Discretionary SARs are granted at an exercise price not less than market value and under normal circumstances remain exercisable between the third and tenth anniversaries of the date of grant (though shorter life SARs may be granted).

The remuneration committee sets performance conditions for executive directors' participation in the discretionary option schemes. For 1999 and 2000 grants, options will only become exercisable if the Total Shareholder Return (change in value of the shares plus gross dividends paid, treated as re-invested) on Allied Domecq shares equals or exceeds that of the median Total Shareholder Return achieved by the constituents of the FTSE 100 Index over any consecutive three year period between the dates of grant and exercise. Following the 2001 AGM, however, the underpinning performance conditions of the schemes will be linked to sustainable earnings growth measured over three years. If the performance condition is not satisfied it may be proportionately increased over extended periods of four and five years. If the performance condition is not satisfied after five years the option will lapse. Where larger grants are made, and where appropriate, it is the intention of the remuneration committee to attach supplemental performance conditions to such awards. There were no option grants made to executive directors in the year under review.

**Long term remuneration** continued
Subject to shareholder approval at the forthcoming AGM, the company is proposing to introduce an Inland Revenue approved All Employee Share Ownership Plan. This plan will be initially introduced in the UK as a replacement for SAYE and will involve employees being invited to purchase shares on a monthly basis from gross salary and the company matching employees' investments on a one for four basis.

Long Term Incentive Scheme
Awards under the long term incentive scheme are made through the grant of options at a nominal cost, which will vest subject to performance conditions set by the remuneration committee at award.

Awards made to executive directors in 2001 will vest subject to Total Shareholder Return performance over a three year period relative to a comparator group of companies. Total Shareholder Return performance at the median of the comparator group will vest 40% of an award, increasing on a straight-line basis to 100% vesting for performance at upper quartile or above. For performance below the median level awards will not vest.

The comparator group for the long term incentive scheme is set for each award by the remuneration committee. For the 2001 awards a group of 14 UK-based companies (including Allied Domecq) have been identified from the food, drink and tobacco industry:

- Associated British Foods
- Six Continents (formerly Bass)
- British American Tobacco
- Cadbury Schweppes
- Diageo
- Gallaher Group
- Imperial Tobacco
- Scottish & Newcastle
- South African Breweries
- Tate & Lyle
- Uniq (formerly Unigate)
- Unilever
- Whitbread

**Service agreements**
Philip Bowman, Graham Hetherington, Todd Martin, David Scotland and Richard Turner have service agreements requiring not less than 24 months' notice of termination to be given by either party.

It was the policy for the company to appoint executive directors subject to a service agreement requiring not less than 24 months' notice given by either party. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period. The remuneration committee does not currently feel it appropriate that the notice period for the existing executive directors should be reduced.

It is the policy of the company to appoint non-executive directors for an initial period of three years renewable for a further period of three years. The board has to ratify any further period of appointment after this six year period. These appointments are subject to election and re-election at the relevant AGM.

Sir Christopher Hogg has a letter of appointment as non-executive chairman which requires not less than 12 months' notice of termination to be given by either party. Following the completion of his second three year term, it has been agreed between the chairman and the board that his appointment will be renewed annually.

Donald Brydon, Sir Ross Buckland, Peter Jacobs and David Malpas do not have service agreements with the company.

**External appointments**
The remuneration committee also considers invitations to executive directors to serve as non-executive directors of other leading companies. The company encourages its directors to take up such positions subject to them being conducive to personal development, the time spent being reasonable, there being no potential conflict of interest and there being generally not more than one such appointment per person. The policy relating to fees is that generally they may be retained by the director.

**Pension entitlements**
Philip Bowman and Todd Martin do not participate in any company sponsored pension plans.

Other executive directors participate in non-contributory pension schemes which provide pensions of up to two thirds of their pensionable salaries at normal retirement age of 60. The actual proportion depends on length of service. They are also eligible for dependants' pensions and lump sum payments on death.

Benefits from the Allied Domecq Executives Pension Fund in respect of Graham Hetherington and David Scotland are limited as they have joined the Scheme since 31 May 1989. Subject to certain reservations, the company has given a promise that their pension and death benefits shall be as if the limit does not apply. Death benefits in excess of those provided by the Fund are provided by insurance policies taken out by the company. The company itself is responsible for pension benefits in excess of those payable from the Fund.

Directors' pension entitlements are shown on page 38.

## Directors' remuneration and interests

Remuneration

The remuneration of the directors for the years to 31 August 2001 and 2000 was as follows:

| | Year to 31 August 2001 £'000 | Year to 31 August 2000 £'000 |
|---|---|---|
| Salaries and benefits | **2,253** | 2,258 |
| Performance-related bonuses | **2,047** | 1,878 |
| Fees to non-executive directors | **337** | 400 |
| Pensions for former directors or their dependents | **139** | 145 |
| Compensation for loss of office | **–** | 699 |

| | | Basic Salary/Fees | | Benefits | | Performance-Related Bonuses | | Total Emoluments | |
|---|---|---|---|---|---|---|---|---|---|
| | Note | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 |
| **Executive directors:** | | | | | | | | | |
| P Bowman | 1,2,6 | **576** | 525 | **262** | 294 | **720** | 507 | **1,558** | 1,326 |
| G C Hetherington | 2,6 | **275** | 244 | **19** | 17 | **342** | 278 | **636** | 539 |
| T D Martin | 2,3,6 | **322** | 247 | **163** | 97 | **382** | 353 | **867** | 697 |
| D Scotland | 2,6 | **326** | 316 | **24** | 23 | **323** | 302 | **673** | 641 |
| R G Turner | 6 | **273** | 263 | **13** | 13 | **280** | 299 | **566** | 575 |
| **Non-executive directors:** | | | | | | | | | |
| D H Brydon | 4 | **43** | 43 | **–** | – | **–** | – | **43** | 43 |
| Sir Ross Buckland | | **28** | 28 | **–** | – | **–** | – | **28** | 28 |
| Sir Christopher Hogg | 5 | **200** | 263 | **–** | – | **–** | – | **200** | 263 |
| P A Jacobs | | **33** | 33 | **–** | – | **–** | – | **33** | 33 |
| A D Malpas | | **33** | 33 | **–** | – | **–** | – | **33** | 33 |

**Notes:**

1. P Bowman's benefits include a £240,800 (2000: £218,400) allowance in lieu of pension contributions.
2. The amounts in respect of G C Hetherington and D Scotland for the period include taxable benefits of £2,744 and £8,096 respectively relating to life assurance as referred to on page 36; the amounts in respect of P Bowman and T D Martin for the period include taxable benefits of £6,065 and £2,813 respectively in respect of life assurance taken out by the group.
3. T D Martin's benefits include £78,125 (2000: £61,851) allowance in lieu of pension contributions and £53,793 (2000: £11,140) accommodation costs. Additionally, his benefits include legal and financial counselling and a product sample allowance (taxable under US law). The emoluments of T D Martin during the year to 31 August 2000 relate to his total service as employee and director.
4. D H Brydon's standard fee is £28,000. In addition, he is chairman of the Allied Domecq pension trusts for which he receives a fee of £15,000 per annum.
5. Sir Christopher Hogg's fee of £275,000 per annum as non-executive chairman was reduced to £200,000 per annum with effect from 1 July 2000 and includes a non-executive director's fee of £28,000 per annum. The fee shown for the period is before deduction of £24,166 (2000: £48,331) contributed by way of salary sacrifice to an individual pension arrangement.
6. The performance-related bonus figures shown above for the executive directors include the deferred and matching elements of the bonus which are shown below and will be used to purchase shares in the company. These shares will be released to the employee after three years and the matching shares will be conditional, except under exceptional circumstances, on continued employment with the group.

| | Deferred amount | Matching investment | Total |
|---|---|---|---|
| P Bowman | £240,000 | £240,000 | £480,000 |
| G C Hetherington | £114,000 | £114,000 | £228,000 |
| T D Martin | £127,368 | £127,368 | £254,736 |
| D Scotland | £64,594 | £64,594 | £129,188 |
| R G Turner | £56,000 | £56,000 | £112,000 |

## Pension entitlements

The pension entitlements of the directors were as follows:

| | Increase in accrued pension during the year £'000 | Transfer value of the increase in accrued pension during the year £'000 | Accumulated total accrued pension entitlement at 31 August 2001 £'000 |
|---|---|---|---|
| G C Hetherington | 16 | 152 | 83 |
| D Scotland | 12 | 185 | 95 |
| R G Turner | 2 | 30 | 188 |

**Notes:**

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. The increase in accrued pension during the year excludes any increase for inflation.
2. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. No contractual contributions were due to have been paid by the directors during the period.
3. Members of the Allied Domecq Executives Pension Fund have the option to pay additional voluntary contributions to secure additional pension benefits. Neither the contributions nor the resulting benefits are included in the above table.

## Directors' interests

### Shareholdings

The beneficial interests of directors in the ordinary share capital of the company at 31 August 2001 (excluding interests under the company's deferred bonus plan and share option and long term incentive schemes disclosed below and on page 39) were as follows:

| | At 31 August 2001 Ordinary shares | At 31 August 2000 Ordinary shares |
|---|---|---|
| P Bowman | **105,000** | 105,000 |
| D H Brydon | **1,500** | 1,500 |
| Sir Ross Buckland | **1,000** | 1,000 |
| G C Hetherington | **12,986** | 12,986 |
| Sir Christopher Hogg | **34,118** | 34,118 |
| P A Jacobs | **6,300** | 6,300 |
| A D Malpas | **9,921** | 9,921 |
| T D Martin | **200,000** | 400,000 |
| D Scotland | **10,613** | 10,613 |
| R G Turner | **31,434** | 30,961 |
| Total of directors' beneficial interests | **412,872** | 612,399 |

At 31 August 2001 the Allied Domecq employee trusts held 17,221,999 ordinary shares in the company on discretionary terms for the benefit of certain group employees. The executive directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 29 October 2001 these holdings had reduced to 17,199,883 ordinary shares.

R G Turner purchased a further 199 shares between 1 September 2001 and 29 October 2001. No director had a non-beneficial interest in shares or stocks of the company at any time either during the year ended 31 August 2001 or between 1 September 2001 and 29 October 2001.

### Deferred bonus plan awards

As at 31 August 2001 the executive directors were interested in the following shares pursuant to awards made under the company's deferred bonus plan:

| | At 31 August 2001 Ordinary shares | At 31 August 2000 Ordinary shares | Release date |
|---|---|---|---|
| P Bowman | **24,276** | – | 01.09.03 |
| G C Hetherington | **23,343** | – | 01.09.03 |
| T D Martin | **29,084** | – | 01.09.03 |
| D Scotland | **14,472** | – | 01.09.03 |
| R G Turner | **24,276** | – | 01.09.03 |
| **Total** | **115,451** | – | |

The shares will be matched one for one by the company and released to the directors along with the matching shares on the release date.

Share options and long term incentive awards

The following movements in share options and long term incentive scheme awards took place during the year:

| | | Number of options at 1 September 2000 | Options granted during year | Options exercised during year | Options lapsed during year | Number of options at 31 August 2001 | Exercise price | Market price at date of exercise | Gain made on exercise £'000 | Date from which exercisable | Expiry date |
|---|---|---|---|---|---|---|---|---|---|---|---|
| P Bowman | (a) | 3,697 | – | – | – | 3,697 | 262p | – | – | 01.01.03 | 30.06.03 |
| | (b) | 608,187 | – | – | – | 608,187 | 342p | – | – | 01.11.02 | 31.10.09 |
| | (c) | – | 441,176 | – | – | 441,176 | 0.1p | – | – | 08.05.04 | 07.05.11 |
| **Total** | | **611,884** | **441,176** | **–** | **–** | **1,053,060** | | | | | |
| G C Hetherington | (a) | 6,440 | – | – | – | 6,440 | 262p | – | – | 01.01.05 | 30.06.05 |
| | (b) | 263,157 | – | – | – | 263,157 | 342p | – | – | 01.11.02 | 31.10.09 |
| | (c) | – | 104,779 | – | – | 104,779 | 0.1p | – | – | 08.05.04 | 07.05.11 |
| **Total** | | **269,597** | **104,779** | **–** | **–** | **374,376** | | | | | |
| T D Martin | (b) | 184,210 | – | – | – | 184,210 | 342p | – | – | 01.11.02 | 31.10.09 |
| | (b) | 147,435 | – | – | – | 147,435 | 331p | – | – | 05.05.03 | 04.05.10 |
| | (c) | – | 119,564 | – | – | 119,564 | 0.1p | – | – | 08.05.04 | 07.05.11 |
| **Total** | | **331,645** | **119,564** | **–** | **–** | **451,209** | | | | | |
| D Scotland | (b) | 350,877 | – | – | – | 350,877 | 342p | – | – | 01.11.02 | 31.10.09 |
| | (c) | – | 119,485 | – | – | 119,485 | 0.1p | – | – | 08.05.04 | 07.05.11 |
| **Total** | | **350,877** | **119,485** | **–** | **–** | **470,362** | | | | | |
| R G Turner | (a) | 3,697 | – | – | – | 3,697 | 262p | – | – | 01.01.03 | 30.06.03 |
| | (b) | 304,093 | – | – | – | 304,093 | 342p | – | – | 01.11.02 | 31.10.09 |
| | (c) | – | 102,941 | – | – | 102,941 | 0.1p | – | – | 08.05.04 | 07.05.11 |
| **Total** | | **307,790** | **102,941** | **–** | **–** | **410,731** | | | | | |

(a) SAYE Scheme 1999
(b) Executive Share Option Scheme 1999
(c) Long Term Incentive Scheme 1999

The aggregate value of gain made on the exercise of share options by all directors during the year was £nil.
The middle market price of the ordinary shares at 31 August 2001 was 405p and the range during the year to 31 August 2001 was 315p to 454p.

# Independent auditor's report to the members of Allied Domecq PLC

We have audited the financial statements on pages 41 to 63.

**Respective responsibilities of directors and auditors**
The directors are responsible for preparing the Annual Report. As described on page 29 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 32 and 33 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

**Opinion**
In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 August 2001 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
29 October 2001

# Accounting policies

### Basis of accounting
The accounts are prepared under the historical cost convention and comply with UK accounting standards. Financial Reporting Standard (FRS) 17 Retirement Benefits is being adopted in line with the transitional timetable laid down by the standard. The accounts adopt Financial Reporting Standard (FRS) 18 Accounting Policies which did not require a restatement of prior years results.

### Consolidation
The group accounts consolidate the accounts of the company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting.

### Intangible fixed assets
Goodwill arising since 1 September 1998 is capitalised and amortised by equal annual instalments over its anticipated useful life, but not exceeding 20 years. On disposal of a business any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Other purchased intangible assets are also capitalised and amortised over their useful lives on a straight line basis.

### Tangible fixed assets
Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings – the shorter of 50 years or the length of the lease; Plant and equipment – 4 to 20 years. No depreciation is provided on freehold land.

### Fixed asset investments
Fixed asset investments are stated at cost, less provision for any permanent diminution in value. Market value of listed investments is based on the closing middle market price on a stock exchange in the country of incorporation on the last business day of the financial year.

### Turnover
Turnover represents sales to external customers (including duties but excluding sales taxes) and franchise income.

### Stocks
Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost together with duties and manufacturing overheads.

### Deferred tax
Account is taken, on the liability basis, for the tax effect arising from all timing differences to the extent that it is probable that a liability or the recovery of an asset will crystallise.

### Financial instruments
Transactions involving financial instruments are treated as follows:

i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction.
ii) Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.
iii) Premiums paid or received on currency options are taken to the profit and loss account when the option expires or matures.

If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits or losses on terminations are recognised in the profit and loss account immediately. If the hedge transaction is terminated, the profits or losses on termination are held on the balance sheet and amortised over the life of the original underlying transaction.

### Foreign currencies
The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange differences arising from the restatement of opening balance sheets and the results of undertakings outside the UK to closing rates are dealt with through reserves. Monetary assets and liabilities denominated in foreign currencies are translated at year end rates, or at contracted rates where applicable, any gains or losses are taken to the profit and loss account.

### Post employment benefits
Pension and post retirement medical benefit costs are charged to the profit and loss account on a systematic basis over the service life of employees with the advice of actuaries using the projected unit credit method.

# Group profit and loss account

| | Note | Year to 31 August 2001<br>Before goodwill and exceptional items £m | Goodwill and exceptional items £m | Total £m | Year to 31 August 2000<br>Before goodwill and exceptional items £m | Goodwill and exceptional items £m | Total £m |
|---|---|---|---|---|---|---|---|
| Continuing operations | | 2,879 | – | 2,879 | 2,602 | – | 2,602 |
| Discontinued operations | | – | – | – | 18 | – | 18 |
| **Turnover** | 1 | 2,879 | – | 2,879 | 2,620 | – | 2,620 |
| Operating costs – goodwill amortisation | | – | (12) | (12) | – | (3) | (3) |
| – other | 6 | (2,311) | (9) | (2,320) | (2,143) | (54) | (2,197) |
| Continuing operations | | 568 | (21) | 547 | 473 | (57) | 416 |
| Discontinued operations | | – | – | – | 4 | – | 4 |
| **Operating profit** | | 568 | (21) | 547 | 477 | (57) | 420 |
| Share of profits of associated undertakings | | | | | | | |
| – continuing operations | 15 | 22 | – | 22 | 14 | – | 14 |
| – discontinued operations | 15 | – | – | – | 9 | – | 9 |
| **Trading profit** | 1 | 590 | (21) | 569 | 500 | (57) | 443 |
| Profit on sale of businesses in continuing and discontinued operations | 7 | – | 6 | 6 | – | 13 | 13 |
| Profit on disposal of fixed assets in continuing operations | 7 | – | – | – | – | 46 | 46 |
| **Profit on ordinary activities before finance charges** | | 590 | (15) | 575 | 500 | 2 | 502 |
| Finance charges | 8 | (90) | – | (90) | (83) | – | (83) |
| **Profit on ordinary activities before taxation** | | 500 | (15) | 485 | 417 | 2 | 419 |
| Taxation | 9 | (130) | 2 | (128) | (108) | 15 | (93) |
| **Profit on ordinary activities after taxation** | | 370 | (13) | 357 | 309 | 17 | 326 |
| Minority interests – equity and non-equity | 24 | (13) | – | (13) | (9) | – | (9) |
| **Profit earned for ordinary shareholders for the year** | | 357 | (13) | 344 | 300 | 17 | 317 |
| **Ordinary dividends** | 11 | | | (127) | | | (116) |
| **Retained profit** | 23 | | | 217 | | | 201 |
| **Earnings per ordinary share:** | | | | | | | |
| **– basic** | 10 | | | 32.6p | | | 29.9p |
| **– diluted** | 10 | | | 32.6p | | | 29.9p |
| **– normalised** | 10 | 33.9p | | | 27.4p | | |
| **– normalised (excluding Mexican excise rebate)** | 10 | 31.0p | | | 27.4p | | |

# Group balance sheet

At 31 August 2001

| | Note | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible assets | 12 | **618** | 108 |
| Tangible assets | 13 | **767** | 517 |
| Investments and loans | 14 | **87** | 67 |
| Associated undertakings | 15 | **82** | 77 |
| **Total fixed assets** | | **1,554** | 769 |
| **Current assets** | | | |
| Stocks | 16 | **1,203** | 947 |
| Debtors due within one year | 17 | **679** | 646 |
| Debtors due after more than one year | 17 | **316** | 260 |
| Cash at bank and in hand | | **111** | 112 |
| **Total current assets** | | **2,309** | 1,965 |
| **Creditors (due within one year)** | | | |
| Short term borrowings | 20 | **(770)** | (558) |
| Other creditors | 18 | **(1,189)** | (864) |
| **Total current liabilities** | | **(1,959)** | (1,422) |
| **Net current assets** | | **350** | 543 |
| **Total assets less current liabilities** | | **1,904** | 1,312 |
| **Creditors (due after more than one year)** | | | |
| Loan capital | 20 | **(1,195)** | (806) |
| Other creditors | 18 | **(48)** | (37) |
| **Total creditors due after more than one year** | | **(1,243)** | (843) |
| **Provisions for liabilities and charges** | 19 | **(199)** | (213) |
| **Net assets** | | **462** | 256 |
| **Capital and reserves** | | | |
| Called up share capital | 22 | **267** | 267 |
| Share premium account | 23 | **26** | 26 |
| Merger reserve | 23 | **(823)** | (823) |
| Profit and loss account | 23 | **924** | 720 |
| **Shareholders' funds – equity** | | **394** | 190 |
| **Minority interests – equity and non-equity** | 24 | **68** | 66 |
| | | **462** | 256 |

Approved by the board on 29 October 2001 and signed on its behalf by:

Sir Christopher Hogg
Chairman

Graham Hetherington
Director

# Group cash flow information

| Reconciliation of operating profit to net cash inflow from operating activities | Note | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|---|
| **Operating profit** | | **547** | 420 |
| Exceptional operating costs | | **9** | 54 |
| Goodwill amortisation | | **12** | 3 |
| Depreciation | | **56** | 51 |
| Increase in stocks | | **(72)** | (43) |
| Increase in debtors | | **(55)** | (97) |
| (Decrease)/increase in creditors | | **(43)** | 39 |
| Expenditure against provisions for reorganisation and restructuring costs | | **(34)** | (54) |
| Other items | | **3** | (1) |
| **Net cash inflow from operating activities** | | **423** | 372 |

| Group cash flow statement | Note | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | | **423** | 372 |
| Dividends received from associated undertakings | | **9** | 8 |
| Returns on investments and servicing of finance | 26 | **(76)** | (81) |
| Taxation paid | 26 | **(34)** | 21 |
| Capital expenditure and financial investment | 26 | **(118)** | (11) |
| Acquisitions and disposals | 26 | **(635)** | (217) |
| Equity dividends paid | | **(163)** | – |
| **Cash (outflow)/inflow before use of liquid resources and financing** | | **(594)** | 92 |
| **Management of liquid resources** | | **(6)** | 52 |
| **Financing** | 26 | **488** | (68) |
| **(Decrease)/increase in cash in the year** | | **(112)** | 76 |

| Reconciliation of net cash flow to movement in net debt | Note | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|---|
| **(Decrease)/increase in cash in the year** | | **(112)** | 76 |
| Increase/(decrease) in liquid resources | | **6** | (52) |
| (Increase)/decrease in loan capital | | **(488)** | 68 |
| Movement in net debt resulting from cash flows | | **(594)** | 92 |
| Exchange adjustments | | **(8)** | (29) |
| **Movement in net debt during the year** | | **(602)** | 63 |
| **Opening net debt** | | **(1,252)** | (1,315) |
| **Closing net debt** | 28 | **(1,854)** | (1,252) |

# Group statement of total recognised gains and losses

Year to 31 August 2001

| | **Year to 31 August 2001 £m** | Year to 31 August 2000 £m |
|---|---|---|
| Profit earned for ordinary shareholders for the year | **344** | 317 |
| Currency translation differences on foreign currency net investments | **(16)** | 7 |
| **Total recognised gains and losses for the year** | **328** | 324 |

# Group note of historical cost profits and losses

Year to 31 August 2001

| | **Year to 31 August 2001 £m** | Year to 31 August 2000 £m |
|---|---|---|
| Profit on ordinary activities before taxation | **485** | 419 |
| Realisation of property revaluation gains of prior years | **–** | 2 |
| **Historical cost profit on ordinary activities before taxation** | **485** | 421 |
| **Historical cost retained profit** | **217** | 203 |

# Group reconciliation of movements in shareholders' funds

Year to 31 August 2001

| | **Year to 31 August 2001 £m** | Year to 31 August 2000 £m |
|---|---|---|
| **Shareholders' funds at the beginning of the year** | **190** | 2,273 |
| Total recognised gains and losses for the year | **328** | 324 |
| Ordinary dividends | **(127)** | (116) |
| Capital reduction due to disposal of UK Retail business | **–** | (2,294) |
| Goodwill written back on disposals | **3** | 3 |
| Net movement in shareholders' funds | **204** | (2,083) |
| **Shareholders' funds at the end of the year** | **394** | 190 |

# Parent company balance sheet

As at 31 August 2001

| | Note | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|---|
| **Fixed asset investments** | 14 | **3,998** | 3,976 |
| **Current assets** | | | |
| Debtors | 17 | **5** | 5 |
| **Creditors (due within one year)** | | | |
| Short term borrowings | 20 | **–** | (29) |
| Other creditors | 18 | **(496)** | (515) |
| **Net current liabilities** | | **(491)** | (539) |
| **Net assets** | | **3,507** | 3,437 |
| **Capital and reserves** | | | |
| Called up share capital | 22 | **267** | 267 |
| Share premium account | 23 | **26** | 26 |
| Merger reserve | 23 | **2,420** | 2,420 |
| Capital reserve | 23 | **651** | 651 |
| Profit and loss account | 23 | **143** | 73 |
| **Shareholders' funds – equity** | | **3,507** | 3,437 |

Approved by the board on 29 October 2001 and signed on its behalf by:

Sir Christopher Hogg
Chairman

Graham Hetherington
Director

**Profits of the parent company**

Under s230 (4) of the Companies Act 1985, a separate profit and loss account for the parent company is not presented.

Profits for the year arising in the parent company are disclosed in note 23.

## 1. Activity analysis

| | Continuing | | | | | |
|---|---|---|---|---|---|---|
| | Spirits & Wine £m | QSR £m | Britannia £m | Total continuing £m | Discontinued £m | Total £m |
| **Year to 31 August 2001** | | | | | | |
| Turnover | **2,571** | **308** | **–** | **2,879** | **–** | **2,879** |
| Trading profit before exceptional items and goodwill | **505** | **72** | **13** | **590** | **–** | **590** |
| Goodwill amortisation | **(12)** | **–** | **–** | **(12)** | **–** | **(12)** |
| Exceptional items | **(9)** | **–** | **–** | **(9)** | **–** | **(9)** |
| Trading profit after exceptional items | **484** | **72** | **13** | **569** | **–** | **569** |
| Profit on sale of businesses | **2** | **–** | **–** | **2** | **4** | **6** |
| Profit before finance charges | **486** | **72** | **13** | **571** | **4** | **575** |
| Finance charges | | | | | | **(90)** |
| Profit on ordinary activities before taxation | | | | | | **485** |
| Assets employed | **2,536** | **114** | **50** | **2,700** | **–** | **2,700** |
| Average numbers employed | **8,403** | **1,382** | **–** | **9,785** | **–** | **9,785** |

Acquired operations have had no material impact on turnover and trading profit.

| | Spirits & Wine £m | QSR £m | Britannia £m | Total continuing £m | Discontinued £m | Total £m |
|---|---|---|---|---|---|---|
| **Year to 31 August 2000** | | | | | | |
| Turnover | 2,297 | 305 | – | 2,602 | 18 | 2,620 |
| Trading profit before exceptional items and goodwill | 414 | 64 | 9 | 487 | 13 | 500 |
| Goodwill amortisation | (3) | – | – | (3) | – | (3) |
| Exceptional items | (47) | (7) | – | (54) | – | (54) |
| Trading profit after exceptional items | 364 | 57 | 9 | 430 | 13 | 443 |
| Profit on sale of businesses | – | – | – | – | 13 | 13 |
| Profit/(loss) on disposal of fixed assets | 55 | (9) | – | 46 | – | 46 |
| Profit before finance charges | 419 | 48 | 9 | 476 | 26 | 502 |
| Finance charges | | | | | | (83) |
| Profit on ordinary activities before taxation | | | | | | 419 |
| Assets employed | 1,705 | 94 | 43 | 1,842 | – | 1,842 |
| Average numbers employed | 8,609 | 2,323 | – | 10,932 | – | 10,932 |

Normalised profit before tax is £500m (2000: £404m) being trading profit £590m (2000: £487m) less finance charges £90m (2000: £83m).

Assets employed are before deducting net borrowings of £1,854m (2000: £1,252m), tax payable of £304m (2000: £218m) and dividends payable of £80m (2000: £116m) to give net assets of £462m (2000: £256m).

## 2. Geographical analysis

| | | Europe £m | Americas £m | Rest of World £m | Total £m |
|---|---|---|---|---|---|
| **By country of operation** | | | | | |
| **Year to 31 August 2001** | | | | | |
| Turnover | – continuing operations | **1,543** | **1,785** | **254** | **3,582** |
| | – to group companies | | | | **(703)** |
| | – external | | | | **2,879** |
| Trading profit | – continuing operations | **212** | **345** | **33** | **590** |
| | – goodwill amortisation | **(6)** | **–** | **(6)** | **(12)** |
| | – exceptional items in continuing operations | **(9)** | **–** | **–** | **(9)** |
| | | **197** | **345** | **27** | **569** |
| Profit on sale of businesses in continuing and discontinued operations | | **5** | **1** | **–** | **6** |
| Profit before finance charges | | **202** | **346** | **27** | **575** |
| Assets employed | | **1,348** | **939** | **413** | **2,700** |
| **Year to 31 August 2000** | | | | | |
| Turnover | – continuing operations | 1,484 | 1,568 | 147 | 3,199 |
| | – discontinued operations | 18 | – | – | 18 |
| | | 1,502 | 1,568 | 147 | 3,217 |
| | – to group companies | | | | (597) |
| | – external | | | | 2,620 |
| Trading profit | – continuing operations | 199 | 271 | 17 | 487 |
| | – goodwill amortisation | – | – | (3) | (3) |
| | – exceptional items in continuing operations | (39) | (15) | – | (54) |
| | – discontinued operations | 13 | – | – | 13 |
| | | 173 | 256 | 14 | 443 |
| Profit on sale of businesses in discontinued operations | | 13 | – | – | 13 |
| Profit/(loss) on disposal of fixed assets in continuing operations | | 55 | (9) | – | 46 |
| Profit before finance charges | | 241 | 247 | 14 | 502 |
| Assets employed | | 937 | 739 | 166 | 1,842 |

Export sales from the United Kingdom were £454m (2000: £604m) including £348m (2000: £482m) sales to group companies.

Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.

## 2. Geographical analysis continued

| | | Europe £m | Americas £m | Rest of World £m | Total £m |
|---|---|---|---|---|---|
| **By country of destination** | | | | | |
| **Year to 31 August 2001** | | | | | |
| Turnover | – continuing operations | **982** | **1,542** | **355** | **2,879** |
| Trading profit | – continuing operations | **186** | **336** | **68** | **590** |
| | – goodwill amortisation | **(6)** | **–** | **(6)** | **(12)** |
| | – exceptional items in continuing operations | **(9)** | **–** | **–** | **(9)** |
| | | **171** | **336** | **62** | **569** |
| **Year to 31 August 2000** | | | | | |
| Turnover | – continuing operations | 968 | 1,392 | 242 | 2,602 |
| | – discontinued operations | 18 | – | – | 18 |
| | | 986 | 1,392 | 242 | 2,620 |
| Trading profit | – continuing operations | 193 | 251 | 43 | 487 |
| | – goodwill amortisation | – | – | (3) | (3) |
| | – exceptional items in continuing operations | (39) | (15) | – | (54) |
| | – discontinued operations | 13 | – | – | 13 |
| | | 167 | 236 | 40 | 443 |

Turnover excludes sales to group companies.

Trading profit includes the group's share of profits of associated undertakings whose turnover is not included.

## 3. Exchange rates

The significant translation rates to £1:

| | Average rate for the year | | Closing rate | |
|---|---|---|---|---|
| | **2001** | 2000 | **31 August 2001** | 31 August 2000 |
| United States dollar | **1.44** | 1.58 | **1.45** | 1.45 |
| Canadian dollar | **2.20** | 2.33 | **2.25** | 2.15 |
| Mexican peso | **13.51** | 14.99 | **13.36** | 13.39 |
| Japanese yen | **168** | 168 | **173** | 155 |
| Korean won | **1,790** | 1,808 | **1,853** | 1,613 |
| Euro | **1.63** | 1.61 | **1.60** | 1.64 |

## 4. Staff costs

| | | Full-Time | | Part-Time | | **Year to 31 August 2001** | Year to 31 August 2000 |
|---|---|---|---|---|---|---|---|
| | | UK £m | Other £m | UK £m | Other £m | **Total £m** | Total £m |
| Remuneration | | 60 | 230 | 3 | 17 | **310** | 296 |
| Social security | | 6 | 29 | – | 1 | **36** | 30 |
| Pension schemes | – UK | (11) | – | – | – | **(11)** | (3) |
| | – other | – | (15) | – | – | **(15)** | (7) |
| Post retirement medical benefits | | – | 5 | – | – | **5** | 4 |
| | | 55 | 249 | 3 | 18 | **325** | 320 |
| Average numbers employed | | | | | | | |
| **2001 – Continuing operations** | | **1,547** | **7,531** | **106** | **601** | **9,785** | |
| 2000 – Continuing operations | | 1,745 | 8,104 | 90 | 993 | | 10,932 |

**Directors' remuneration**

The amounts relating to emoluments, share options, long term incentive scheme interests and directors' pension entitlements are disclosed within the remuneration report.

## 5. Pension schemes

The group operates a number of pension schemes throughout the world. The major schemes, which cover the majority of group employees, are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. Pre-paid costs of £295m (2000: £247m) are included in debtors (note 17). The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in a) are those required by the standard. FRS 17 Retirement Benefits was issued in November 2000 but will not be mandatory for the group until the year ended 31 August 2003. The transitional disclosures, to the extent not given in a) are set out in b) below.

### a) Allied Domecq pension schemes

United Kingdom

The assets and liabilities of the UK schemes are reviewed regularly by an actuary. The latest triennial assessment was carried out as at April 2000. The actuarial assessments consider assets and liabilities at the date of calculation and forecast assets and liabilities in the future according to a set of assumptions, the most important of which are the rate of return on the assets, the rates of increase in remuneration, pensions and dividend and share buy-back yield on equity investments.

It is assumed that future investment returns will be 7.75% (2000: 7.75%) per annum, remuneration increases will be 4.75% (2000: 5.25%) per annum, guaranteed pension increases will be 3.5% (2000: 3.0%) per annum and the long term net yield on UK equities will be 2.68% (2000: 3.23%) per annum.

At the date of the 2000 assessment, the market value of the assets of the UK schemes was £1,706m and the actuarial value of the assets was sufficient to cover 112% of the benefits that have accrued to members after allowing for the expected future increases in remuneration.

North America

The group operates a number of pension schemes outside the UK of which the most material are in the United States and Canada. In most cases actuarial valuations for accounting purposes were carried out as at 31 August 2000. The key assumptions as at 31 August 2000 were that annual investment return would exceed annual remuneration increases by approximately 3.5% (1999: 3.0%) in the US schemes and 4.0% (1999: 3.5%) in the Canadian schemes.

The market value of the North American scheme assets as at that date was £417m (1999: £338m), which was sufficient to cover 170% (1999: 153%) of the benefits accrued to members after allowing for future increases in remuneration.

### b) FRS 17 retirement benefits

| Major assumptions | United Kingdom % | North America % |
|---|---|---|
| Rate of general increase in salaries | 4.3 | 5.2 |
| Rate of increase to benefit increases | 3.3 | 2.1 |
| Discount rate for scheme liabilities | 6.1 | 7.3 |
| Inflation | 2.5 | 2.7 |

The expected long term rate of returns and market values of the significant schemes at 31 August 2001 are:

| | United Kingdom | | North America | |
|---|---|---|---|---|
| | Expected long term rate of return % | Market value £m | Expected long term rate of return % | Market value £m |
| Equities | 8.0 | 1,182 | 10.0 | 236 |
| Bonds | 5.5 | 469 | 6.5 | 100 |
| Property and other | 6.5 | 195 | 4.0 | 14 |
| | | 1,846 | | 350 |
| Present value of scheme liabilities | | (1,877) | | (367) |
| Deficit in the plans | | (31) | | (17) |
| Related deferred tax asset | | 9 | | 6 |
| Net pension liability | | (22) | | (11) |

## 6. Operating costs

| | Note | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|---|
| Change in stocks of finished goods and work in progress | | **(72)** | (43) |
| Raw materials and consumables | | **714** | 631 |
| Customs and excise duties paid – ongoing | | **605** | 545 |
| – Mexican excise rebate | | **(47)** | – |
| Staff costs | 4 | **325** | 320 |
| Depreciation | 13 | **56** | 51 |
| Goodwill amortisation | | **12** | 3 |
| Provision for write-down of fixed assets | 7 | **–** | 6 |
| Exceptional items | 7 | **9** | 48 |
| Other operating charges | | **669** | 580 |
| Operating leases – hire of equipment | | **10** | 13 |
| – property rents | | **49** | 44 |
| Payments to auditor – fees for audit | | **2** | 2 |
| | | **2,332** | 2,200 |

2001 operating costs include nil in respect of discontinued operations (2000: £14m). The parent company audit fee was nil (2000: nil). Other payments to the auditor were £4m (2000: £1m).

The Mexican Supreme Court has ruled in favour of an action, brought by a number of spirits companies challenging the excise duty regime applicable to their Mexican operations during 1998 and 1999. Its ruling determined that the tax was inequitable because it was applied only to large companies.

The Mexican Supreme Court has awarded compensation which will allow the group to offset current and future duties in Mexico by Pesos 1.5bn (£112m) plus interest and inflation adjustments applicable under the Court's ruling. The group's earnings for the year ended 31 August 2001 include a benefit of £30m, representing the £18m of duties offset during the year plus £29m of interest and inflation minus applicable corporation tax.

The period over which the group's Mexican earnings will benefit from the offset will depend on the rates of duty and taxation applied in the future. The group's current expectation is that the balance of the repayment of excess duties will be collected over the next three to five years and will be subject to interest and inflation adjustments.

## 7. Goodwill amortisation and exceptional items

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| **Goodwill amortisation** | **(12)** | (3) |
| **Exceptional items** | | |
| Year 2000 and EMU costs | **(1)** | (8) |
| Aborted acquisition costs | **(4)** | – |
| Surplus property provisions | **(4)** | – |
| Asset write-downs | **–** | (6) |
| Restructuring and other costs | **–** | (40) |
| **Operating costs** | **(9)** | (54) |
| **Profit on sale of businesses** | **6** | 13 |
| **Profit on disposal of fixed assets** | **–** | 46 |
| **Total exceptional items** | **(3)** | 5 |
| **Goodwill amortisation and exceptional items before taxation** | **(15)** | 2 |
| **Taxation** | **2** | 15 |
| **Goodwill amortisation and exceptional items after taxation** | **(13)** | 17 |

## 8. Finance charges

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| Interest on bank loans, overdrafts and other loans repayable wholly within five years | 96 | 87 |
| Less: deposit and other interest receivable | (6) | (4) |
| **Total** | **90** | 83 |

The comparative analysis for interest paid and received has been restated to eliminate the grossing up of those captions.

## 9. Taxation

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| The charge for taxation on the profit for the period comprises: | | |
| United Kingdom taxation | | |
| Corporation tax at 30% (2000: 30%) | 71 | 66 |
| Deferred taxation | (19) | 6 |
| Double taxation relief | (51) | (64) |
| | 1 | 8 |
| Non United Kingdom taxation | | |
| Corporation tax | 83 | 62 |
| Deferred taxation | 38 | 16 |
| Taxation on attributable profit of associated undertakings | 6 | 7 |
| | 128 | 93 |

After adjusting for tax relief on exceptional items and goodwill amortisation of £2m (2000: £15m), the normalised taxation charge is £130m (2000: £108m). The tax charge on the Mexican excise rebate is £17m (2000: nil).

## 10. Earnings per share

Basic earnings per share of 32.6p (2000: 29.9p) has been calculated on earnings of £344m (2000: £317m) divided by the average number of shares of 1,054m (2000: 1,059m).

Diluted earnings per share of 32.6p (2000: 29.9p) has been calculated on earnings of £344m (2000: £317m) and after including the effect of all dilutive potential ordinary shares, the average number of shares is 1,055m (2000: 1,059m).

To show earnings per share on a consistent basis, normalised earnings per share of 33.9p (2000: 27.4p) has been calculated on normalised earnings of £357m (2000: £290m) divided by the average number shares of 1,054m (2000: 1,059m). Normalised earnings has been calculated as follows:

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| **Earnings as reported** | 344 | 317 |
| **Adjustments for discontinued operations net of tax** | | |
| Trading profits | – | (10) |
| **Adjustment for exceptional items net of tax** | 3 | (19) |
| **Adjustment for goodwill amortisation net of tax** | 10 | 2 |
| **Normalised earnings** | 357 | 290 |

Normalised earnings include a benefit of £30m relating to the Mexican excise rebate. Normalised earnings per share excluding the Mexican excise rebate is 31.0p (2000: 27.4p) calculated on earnings of £327m (2000: £290m) divided by the average number of shares of 1,054m (2000: 1,059m).

| **Average number of shares** | Year to 31 August 2001 millions | Year to 31 August 2000 millions |
|---|---|---|
| Weighted average ordinary shares in issue during the year | 1,068 | 1,068 |
| Weighted average ordinary shares owned by the Allied Domecq employee trusts | (14) | (9) |
| **Weighted average ordinary shares used in earnings per share calculation** | 1,054 | 1,059 |

## 11. Ordinary dividends

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m | Year to 31 August 2001 p | Year to 31 August 2000 p |
|---|---|---|---|---|
| Interim | **47** | 42 | **4.50** | 4.00 |
| Final | **80** | 74 | **7.60** | 7.00 |
| | **127** | 116 | **12.10** | 11.00 |

*The 2001 interim dividend was paid on 27 July 2001 and the final dividend will be paid on 5 February 2002.*

## 12. Intangible assets

| | Goodwill £m | Other intangibles £m | 31 August 2001 Total £m | 31 August 2000 Total £m |
|---|---|---|---|---|
| **Cost** | | | | |
| At the beginning of the year | 111 | – | **111** | 12 |
| Additions | 490 | 34 | **524** | 99 |
| **At the end of the year** | 601 | 34 | **635** | 111 |
| **Amortisation** | | | | |
| At the beginning of the year | (3) | – | **(3)** | – |
| Charged in the year | (12) | (2) | **(14)** | (3) |
| **At the end of the year** | (15) | (2) | **(17)** | (3) |
| **Net balance at the end of the year** | 586 | 32 | **618** | 108 |

Goodwill purchased during the year relates to the acquisitions of Mumm and Perrier-Jouët, Graffigna and Sainte Sylvie, Buena Vista and Montana (see note 25) and is being amortised over twenty years. Other intangibles are being amortised over ten years.

## 13. Tangible assets

| **Cost** | Land and buildings £m | Plant and equipment £m | Total £m |
|---|---|---|---|
| At the beginning of the year | 434 | 568 | 1,002 |
| Currency translation adjustment | (3) | (1) | (4) |
| | 431 | 567 | 998 |
| Additions – acquisitions | 181 | 61 | 242 |
| – capital expenditure | 32 | 65 | 97 |
| Disposals | (27) | (49) | (76) |
| **At the end of the year** | **617** | **644** | **1,261** |
| **Depreciation** | | | |
| At the beginning of the year | (149) | (336) | (485) |
| Currency translation adjustment | – | (1) | (1) |
| | (149) | (337) | (486) |
| Disposals | 12 | 36 | 48 |
| Charge for the year | (12) | (44) | (56) |
| **At the end of the year** | **(149)** | **(345)** | **(494)** |
| **Net book value at 31 August 2001** | **468** | **299** | **767** |
| Net book value at 31 August 2000 | 285 | 232 | 517 |

| | **31 August 2001** | | 31 August 2000 | |
|---|---|---|---|---|
| | **At cost £m** | **Net book value £m** | At cost £m | Net book value £m |
| Freehold land and buildings | **550** | **428** | 377 | 255 |
| Long lease land and buildings | **13** | **13** | 2 | 2 |
| Short lease land and buildings | **54** | **27** | 55 | 28 |
| Total land and buildings | **617** | **468** | 434 | 285 |

## 14. Investments and loans

| | Investments Listed £m | Investments Unlisted £m | Franchise and trade loans £m | **Total £m** |
|---|---|---|---|---|
| **Group** | | | | |
| At the beginning of the year | 41 | 14 | 12 | **67** |
| Additions | 26 | – | – | **26** |
| Disposals and transfers | (4) | – | (2) | **(6)** |
| **At the end of the year** | **63** | **14** | **10** | **87** |

Included within listed investments is £61m (2000: £39m) in respect of a holding of 17,221,999 (2000: 11,804,307) ordinary shares of 25p each of the company, purchased by the company and held by the trustees of the group's employee trusts. The market value of these shares was £70m (2000: £38m) at 31 August 2001.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.

| **Parent company** | Investment in subsidiary undertaking £m | Listed investments £m | **Total £m** |
|---|---|---|---|
| At the beginning of the year | 3,937 | 39 | **3,976** |
| Additions | – | 26 | **26** |
| Disposals | – | (4) | **(4)** |
| **At the end of the year** | 3,937 | 61 | **3,998** |

## 15. Associated undertakings

| | Cost £m | Unlisted companies share of reserves £m | Listed companies share of reserves £m | Loans £m | **Total £m** |
|---|---|---|---|---|---|
| At the beginning of the year | 46 | 14 | 15 | 2 | **77** |
| Currency translation adjustment | – | (2) | (1) | – | **(3)** |
| Disposals and transfers | (2) | 4 | – | – | **2** |
| Share of retained profit for the year | – | 6 | – | – | **6** |
| **At the end of the year** | **44** | **22** | **14** | **2** | **82** |

The share of profits before taxation was £22m (2000: £23m) and dividends received were £9m (2000: £8m).

The above figures comprise the amounts attributable to the group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

## 16. Stocks

| | **31 August 2001 £m** | 31 August 2000 £m |
|---|---|---|
| Raw materials and consumables | **36** | 27 |
| Maturing inventory | **905** | 730 |
| Finished products | **251** | 168 |
| Bottles, cases and pallets | **11** | 22 |
| | **1,203** | 947 |

## 17. Debtors

| | Group | | Parent company | |
|---|---|---|---|---|
| | **31 August 2001 £m** | 31 August 2000 £m | **31 August 2001 £m** | 31 August 2000 £m |
| **Amounts due within one year** | | | | |
| Trade debtors | **533** | 492 | **–** | – |
| Advance corporation tax recoverable on foreign income dividends | **2** | 2 | **–** | – |
| Other debtors | **86** | 90 | **5** | 5 |
| Prepayments and accrued income | **58** | 62 | **–** | – |
| | **679** | 646 | **5** | 5 |
| **Amounts due after more than one year** | | | | |
| Pre-paid pension costs | **295** | 247 | **–** | – |
| Other debtors | **3** | 4 | **–** | – |
| Prepayments and accrued income | **18** | 9 | **–** | – |
| | **316** | 260 | **–** | – |

## 18. Creditors

| | Group | | Parent company | |
|---|---|---|---|---|
| | **31 August 2001 £m** | 31 August 2000 £m | **31 August 2001 £m** | 31 August 2000 £m |
| **Amounts due within one year** | | | | |
| Trade creditors | **154** | 138 | **–** | – |
| Bills payable | **7** | 8 | **–** | – |
| Amounts owed to subsidiary undertakings | **–** | – | **416** | 397 |
| Other creditors | **264** | 257 | **–** | 2 |
| Social security | **8** | 7 | **–** | – |
| Taxation | **241** | 168 | **–** | – |
| Accruals and deferred income | **209** | 170 | **–** | – |
| Deferred purchase consideration | **226** | – | **–** | – |
| Proposed dividend | **80** | 116 | **80** | 116 |
| | **1,189** | 864 | **496** | 515 |
| **Amounts due after more than one year** | | | | |
| Other creditors | **28** | 29 | **–** | – |
| Accruals and deferred income | **20** | 8 | **–** | – |
| | **48** | 37 | **–** | – |

## 19. Provisions for liabilities and charges

| | Post retirement medical benefits £m | Reorganisation and restructuring £m | Surplus properties £m | Deferred taxation £m | Total £m |
|---|---|---|---|---|---|
| At the beginning of the year | 96 | 49 | 16 | 52 | 213 |
| Currency translation adjustment | 2 | – | – | – | 2 |
| Acquisition of businesses | 5 | – | – | (6) | (1) |
| Utilised during the year | (5) | (34) | (4) | – | (43) |
| Charged during the year | 5 | – | 4 | 19 | 28 |
| **At the end of the year** | **103** | **15** | **16** | **65** | **199** |

The future cost of the post retirement medical benefits is assessed in accordance with independent actuarial advice.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the next financial year.

The provision for surplus properties will be utilised over the terms of the leases. The current value of the contractual obligation is £16m (2000: £16m).

## 19. Provisions for liabilities and charges continued

| Deferred taxation | Amount provided 31 August 2001 £m | Full potential liability 31 August 2001 £m | Amount provided 31 August 2000 £m | Full potential liability 31 August 2000 £m |
|---|---|---|---|---|
| Timing differences | 65 | 113 | 52 | 67 |

No amounts are provided above for potential tax liabilities which might arise in respect of the distribution of the unappropriated profits or reserves of subsidiary or associated undertakings outside the UK, since the directors are of the opinion that the likelihood of any material liability arising is remote.

## 20. Loan capital and other borrowings

| | Redemption date | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|---|
| **Unsecured loans** | | | |
| GBP450m Bond (6.25%)* | 2011 | 447 | – |
| EUR800m Bond (5.5%)* | 2006 | 497 | – |
| NZD125m Capital Notes (9.3%) | 2006 | 38 | – |
| Revolving Credit Facility* | 2004 | – | 67 |
| Term Loan Facility** | 2001 | – | 566 |
| DEM500m notes (4.75%)* | 2005 | 158 | 154 |
| Other guaranteed loans* | – | – | 4 |
| NZD500m Revolving Credit Facility* | 2002 | 86 | – |
| Other loans | – | 24 | 15 |
| **Secured loans** | | | |
| NZD225m Revolving Credit Facility*** | 2003 | 55 | – |
| **Total** | | 1,305 | 806 |
| Less amounts repayable within one year | | (110) | – |
| **Loan capital stated in balance sheet** | | 1,195 | 806 |
| Bank overdrafts and short term borrowings | | 770 | 558 |
| **Total borrowings** | | 1,965 | 1,364 |

*Borrowings and interest guaranteed by Allied Domecq PLC and Allied Domecq (Holdings) PLC.

**The guaranteed term loan facility was repaid in April 2001.

***Borrowings subject to a charge over Montana assets.

Both the Euro and GBP Bond have been partially swapped into floating rate US dollars.

The parent company has short term borrowings of nil (2000: £29m)

| | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|
| **Repayment schedule** | | |
| More than five years | 447 | 154 |
| Between two and five years | 693 | 81 |
| Between one and two years | 55 | 571 |
| Loan capital due after one year | 1,195 | 806 |
| Due within one year | 770 | 558 |
| **Total borrowings** | 1,965 | 1,364 |

The funding policy of the group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover 117.5% of peak anticipated debt requirements (with a minimum of £300m). At 31 August 2001 the group had available undrawn committed bank facilities of £1,358m (2000: £1,215m) of which £331m (2000: £273m) mature in less than one year and £1,027m (2000: £942m) between two and five years.

## 21. Financial instruments

The group's treasury policies are set out in the operating and financial review. Set out below is a year end comparison of the current and book values of the group's financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.

| | 31 August 2001 | | 31 August 2000 | |
|---|---|---|---|---|
| | Book value £m | Current value £m | Book value £m | Current value £m |
| Cash and Investments | 111 | 111 | 112 | 112 |
| Short term debt (including current portion of long term debt) | (825) | (825) | (1,206) | (1,206) |
| Long term debt | (1,140) | (1,161) | (158) | (148) |
| **Total net debt** | (1,854) | (1,875) | (1,252) | (1,242) |

### Interest rate risk management

Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The group has a fixed/floating debt target of 60% +/- 10%. At the year end, taking account of swaps, 60% (2000: 70%) of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 4.3 years (2000: 1.4 years).

| | 31 August 2001 | | 31 August 2000 | |
|---|---|---|---|---|
| | Book value £m | Current value £m | Book value £m | Current value £m |
| Interest rate swaps | – | (5) | 2 | 34 |
| Cross currency swaps | – | (2) | – | – |
| | – | (7) | 2 | 34 |

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which £1m (2000: £7m gain) relates to the financial year ending 31 August 2002 and £4m (2000: £25m gain) thereafter.

There is a deferred loss in respect of cross currency swaps, being the net of the current value less book value, of which nil (2000: nil) relates to the financial year ending 31 August 2002 and £2m (2000: nil) thereafter.

After taking account of cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2001 was:

| | 31 August 2001 | | | | | 31 August 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Fixed rate debt | | | | | Fixed rate debt | | |
| | Net debt £m | Floating rate net debt £m | Fixed rate debt £m | Weighted average interest rate % | Weighted average time for which rate is fixed Years | Net debt £m | Floating rate net debt £m | Fixed rate debt £m | Weighted average interest rate % | Weighted average time for which rate is fixed Years |
| Sterling | 127 | 52 | 75 | 6.6 | 10 | 41 | 41 | – | – | – |
| Canadian dollar | 95 | 28 | 67 | 5.8 | 7 | 131 | 61 | 70 | 5.8 | 8 |
| US dollar | 793 | 378 | 415 | 6.0 | 7 | 465 | 51 | 414 | 5.9 | 5 |
| Euro | 583 | 98 | 485 | 4.6 | 4 | 545 | 158 | 387 | 3.8 | 5 |
| NZ dollar | 178 | 140 | 38 | 9.3 | 5 | – | – | – | – | – |
| Japanese Yen | 71 | 34 | 37 | 0.9 | 4 | – | – | – | – | – |
| Other | 7 | 7 | – | – | – | 70 | 70 | – | – | – |
| Net borrowings | 1,854 | 737 | 1,117 | 5.4 | 6 | 1,252 | 381 | 871 | 5.0 | 5 |

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 2002 and 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2001 was approximately 4.0% (2000: 5.6%).

## 21. Financial instruments continued

### Foreign Exchange

The group estimates its net transaction cash flows, in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 90% (2000: 87%) of such currency exposures for the following 12 months had been hedged and 19% (2000: 29%) had been hedged between 12 and 18 months.

In addition, as at the year end, Montana had net notional forward foreign exchange cover of £24m which were taken out in accordance with Montana's hedging policy and cover exposures for up to three years.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.

| | | **31 August 2001** | | | 31 August 2000 | | |
|---|---|---|---|---|---|---|---|
| | | **Nominal value of derivatives £m** | **Book value £m** | **Current value £m** | Nominal value of derivatives £m | Book value £m | Current value £m |
| Foreign exchange forward rate contracts | – assets | **49** | **1** | **1** | 54 | 1 | 1 |
| | – liabilities | **168** | **(1)** | **(1)** | 271 | (2) | (14) |
| Options | – assets | **–** | **–** | **–** | 1 | – | – |
| | – liabilities | **12** | **–** | **–** | 3 | – | – |
| | | **229** | **–** | **–** | 329 | (1) | (13) |

There is no deferred unrealised gain or loss relating to hedges and transactions expected to occur in the year to 31 August 2002 (2000: £12m loss). A net loss of £11m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2001 (2000: £6m).

At 31 August 2001, there were no material monetary assets or liabilities in currencies other than the functional currencies of group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

## 22. Share capital

| | Authorised | | Allotted, called up and fully paid | |
|---|---|---|---|---|
| | **31 August 2001 £m** | 31 August 2000 £m | **31 August 2001 £m** | 31 August 2000 £m |
| **Equity** | | | | |
| Ordinary shares of 25p | **300** | 300 | **267** | 267 |

| | Authorised | | Issued | |
|---|---|---|---|---|
| | **million** | million | **million** | million |
| **Number of shares** | **1,200** | 1,200 | **1,068** | 1,068 |

### Share option schemes

During the year, 6,159,984 options have been granted under existing employee share options schemes. Options were exercised over 751,852 shares and options over 657,889 shares lapsed during the year.

Details of the unexercised options granted under the company's employee share option schemes at 31 August 2001 were as follows:

| | Date of grant | Option price (p) | Ordinary shares |
|---|---|---|---|
| SAYE Scheme 1999 | 3 December 1999 | 262.0 | 1,401,645 |
| International SAYE Scheme 1999 | 2 June 2000 | 265.0 | 1,044,692 |
| | 2 June 2000 | 282.0 | 69,577 |
| United States Share Purchase Plan | 2 June 2000 | 282.0 | 362,890 |
| Approved Executive Share Option Scheme 1999 | 5 May 2000 | 331.0 | 63,441 |
| | 8 May 2001 | 408.0 | 1,154,264 |
| Executive Share Option Scheme 1999 | 1 November 1999 | 342.0 | 6,171,621 |
| | 16 November 1999 | 331.5 | 1,834,639 |
| | 5 May 2000 | 331.0 | 482,384 |
| | 8 May 2001 | 408.0 | 3,622,490 |
| Long Term Incentive Scheme 1999 | 8 May 2001 | 0.1 | 1,383,230 |
| | | | 17,590,873 |

The company currently satisfies the exercise of options using existing shares that are purchased in the market by the company's employee trusts. As at 31 August 2001 the company's employee trusts held 17,221,999 shares in the company all of which were the subject of options or SARs granted under the company's employee share schemes. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

## 23. Capital and reserves

| | Share capital £m | Share premium account £m | Merger reserve £m | Profit and loss account £m | **Total £m** |
|---|---|---|---|---|---|
| **Group** | | | | | |
| At the beginning of the year | 267 | 26 | (823) | 720 | **190** |
| Profit earned for shareholders for the year | – | – | – | 344 | **344** |
| Currency translation differences on foreign currency net investments | – | – | – | (16) | **(16)** |
| Ordinary dividends | – | – | – | (127) | **(127)** |
| Goodwill written back on disposals | – | – | – | 3 | **3** |
| **At the end of the year** | **267** | **26** | **(823)** | **924** | **394** |

Goodwill (at historic exchange rates) of £2,296m has been written off to reserves.

| **Parent company** | Share capital £m | Share premium account £m | Merger reserve £m | Capital reserve £m | Profit and loss account £m | **Total £m** |
|---|---|---|---|---|---|---|
| At the beginning of the year | 267 | 26 | 2,420 | 651 | 73 | **3,437** |
| Profit earned for shareholders for the year | – | – | – | – | 197 | **197** |
| Ordinary dividends | – | – | – | – | (127) | **(127)** |
| **At the end of the year** | **267** | **26** | **2,420** | **651** | **143** | **3,507** |

## 24. Minority interests

| | Equity £m | Non-equity £m | **Total £m** |
|---|---|---|---|
| At the beginning of the year | 64 | 2 | **66** |
| Currency translation adjustment | (6) | – | **(6)** |
| Share of profits of subsidiary undertakings | 12 | 1 | **13** |
| Dividends declared | (4) | – | **(4)** |
| Additions | 1 | – | **1** |
| Disposals | (2) | – | **(2)** |
| **At the end of the year** | **65** | **3** | **68** |

## 25. Acquisitions

During the year the group made the following acquisitions:

### (a) Mumm and Perrier-Jouët

| | Book values £m | Accounting policy adjustments £m | Fair value adjustments £m | **Total £m** |
|---|---|---|---|---|
| Tangible fixed assets | 88 | – | – | **88** |
| Stocks | 123 | – | – | **123** |
| Debtors | 11 | – | – | **11** |
| Borrowings | (96) | – | – | **(96)** |
| Creditors | (75) | – | – | **(75)** |
| Taxation | (40) | 48 | – | **8** |
| Other provisions | (5) | – | – | **(5)** |
| Minority interests | (1) | – | – | **(1)** |
| Net assets acquired | 5 | 48 | – | **53** |
| Goodwill | | | | **215** |
| Purchase consideration – cash | | | | **268** |

The purchase of G.H. Mumm & Cie (Mumm) and Champagne Perrier-Jouët (Perrier-Jouët) was completed on 24 January 2001. Following the acquisition, an adjustment of £48m was made to align the treatment of deferred taxation on revalued tangible assets to that of the group. There were no fair value adjustments.

## 25. Acquisitions continued

### (b) Other wines

| | Book values £m | Accounting policy adjustments £m | Fair value adjustments £m | Total £m |
|---|---|---|---|---|
| Tangible fixed assets | 13 | – | 38 | 51 |
| Stocks | 21 | – | – | 21 |
| Debtors | 9 | – | – | 9 |
| Borrowings | (4) | – | – | (4) |
| Creditors | (11) | – | – | (11) |
| Taxation | (1) | – | – | (1) |
| Net assets acquired | 27 | – | 38 | 65 |
| Goodwill | | | | 22 |
| Purchase consideration – cash | | | | 87 |

Other wines includes the purchase of the Graffigna and Sainte Sylvie wine producers which was completed on 2 July 2001 and the Buena Vista winery which was completed on 2 August 2001. The fair value adjustment to tangible fixed assets represents revaluations based on market values as at the date of acquisition.

### (c) Montana

| | Book values £m | Accounting policy adjustments £m | Fair value adjustments £m | Total £m |
|---|---|---|---|---|
| Tangible fixed assets | 103 | – | – | 103 |
| Stocks | 44 | – | – | 44 |
| Debtors | 23 | – | – | 23 |
| Borrowings and loan capital | (93) | – | – | (93) |
| Creditors | (17) | – | – | (17) |
| Net assets acquired | 60 | – | – | 60 |
| Goodwill | | | | 253 |
| Purchase consideration | | | | 313 |

Montana Group (NZ) Limited, formerly listed on the New Zealand stock exchange was acquired on 31 August 2001 for £313m. At the balance sheet date, £87m of shares had been paid for in cash and a deferred creditor of £226m established in respect of the remaining shares also to be settled in cash.

The book value of the assets and liabilities included in the table above are provisional based on management accounts as at 31 August 2001. The goodwill arising may be subject to adjustment in the year ending 31 August 2002.

## 26. Detailed analysis of gross cash flows

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| ***Returns on investments and servicing of finance*** | | |
| Interest received | **6** | 4 |
| Interest paid | **(78)** | (81) |
| Dividends paid to minority shareholders | **(4)** | (4) |
| | **(76)** | (81) |

The comparatives for interest received and interest paid have been restated to eliminate the grossing up of cash flows.

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| **Taxation paid** | | |
| UK taxation | **15** | 77 |
| Overseas taxation | **(49)** | (56) |
| | **(34)** | 21 |
| **Capital expenditure and financial investment** | | |
| Purchase of tangible fixed assets | **(97)** | (87) |
| Sale of tangible fixed assets | **24** | 115 |
| Purchase of intangible fixed assets | **(23)** | – |
| Net decrease in trade investments | **4** | – |
| Purchase of ordinary share capital for employee trusts | **(26)** | (39) |
| | **(118)** | (11) |
| **Acquisitions and disposals** | | |
| Purchase of subsidiary undertakings | **(442)** | (103) |
| Borrowings acquired with subsidiary undertakings | **(193)** | – |
| Disposal of UK Retail | **–** | (162) |
| Cash and overdrafts disposed of with subsidiary undertakings | **(1)** | (25) |
| Sale of associated undertakings | **1** | 73 |
| | **(635)** | (217) |
| **Financing** | | |
| Redemption of debt | **(637)** | – |
| Increase in long term debt | **944** | – |
| Increase/(decrease) in other debt | **181** | (68) |
| | **488** | (68) |

## 27. Reconciliation of net cash inflow from operating activities to free cash flow

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| **Net cash inflow from operating activities** | **423** | 372 |
| Capital expenditure net of sale of tangible assets | **(73)** | 28 |
| Dividends received from associated undertakings | **9** | 8 |
| **Operating cash net of fixed assets** | **359** | 408 |
| Taxation paid | **(34)** | 21 |
| Net interest paid | **(72)** | (77) |
| Dividends paid – ordinary shareholders | **(163)** | – |
| – minorities | **(4)** | (4) |
| **Free cash flow** | **86** | 348 |

## 28. Net debt

| | Cash at bank and in hand £m | Borrowings due within one year £m | Loan capital due within one year £m | Loan capital due after one year £m | Year to 31 August 2001 Net debt £m | 2000 Net debt £m |
|---|---|---|---|---|---|---|
| At the beginning of the year | 112 | (558) | – | (806) | **(1,252)** | (1,315) |
| (Decrease)/increase in cash | (5) | (107) | – | – | **(112)** | 76 |
| Increase/(decrease) in liquid resources | 6 | – | – | – | **6** | (52) |
| (Increase)/decrease in loan capital | – | – | (110) | (378) | **(488)** | 68 |
| Exchange adjustments | (2) | 5 | – | (11) | **(8)** | (29) |
| **At the end of the year** | **111** | **(660)** | **(110)** | **(1,195)** | **(1,854)** | (1,252) |

Liquid resources comprise short term deposits which have maturity dates of less than one year.

## 29. Capital commitments

| | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|
| Contracted for but not provided in the accounts | **8** | 12 |

## 30. Operating lease commitments

| | Land and buildings 31 August 2001 £m | Other 31 August 2001 £m | Land and buildings 31 August 2000 £m | Other 31 August 2000 £m |
|---|---|---|---|---|
| The minimum operating lease payments to be made in the year ending 31 August 2001 for leases expiring: | | | | |
| Within one year | **3** | **2** | 1 | 1 |
| Within two to five years | **20** | **5** | 20 | 4 |
| After five years | **20** | **2** | 19 | 1 |
| | **43** | **9** | 40 | 6 |

## 31. Contingent liabilities

| | Parent company 31 August 2001 £m | Parent company 31 August 2000 £m |
|---|---|---|
| Guarantees in respect of liabilities of subsidiary undertakings | **1,755** | 1,256 |

In the normal course of business, the group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss.

## 32. Related party transactions

### Transactions with associated undertakings

All transactions with these undertakings arise in the normal course of the business.

| | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| Sales to associated undertakings | **43** | 36 |
| Purchases of goods and other services | **(11)** | (8) |
| Marketing expenditure charged | **(11)** | (11) |
| Dividends received | **9** | 8 |

| | As at 31 August 2001 £m | As at 31 August 2000 £m |
|---|---|---|
| Loans to associated undertakings | **2** | 2 |
| Net amounts due from associated undertakings | **11** | 11 |

### Transactions with directors

Remuneration and shareholdings of directors are disclosed in the remuneration report.

## 33. Events since the balance sheet date

### a) Acquisition of Kuemmerling GmbH

On 4 September 2001 the group acquired Kuemmerling GmbH for a consideration of DEM 398m (circa £128m). Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category.

### b) Offer for Bodegas Y Bebidas S.A.

On 7 September 2001 the group filed with the Spanish Stock Exchange Commission (the 'CNMV') a recommended cash offer for the entire share capital of Bodegas Y Bebidas S.A. a market leading Spanish wine producer. The offer values the equity of Bodegas Y Bebidas at EUR 279m (circa £174m).

# Five year review

| Profit and loss account for the year | 1997 £m | 1998 £m | 1999 £m | 2000 £m | **2001 £m** |
|---|---|---|---|---|---|
| Continuing operations | 2,506 | 2,398 | 2,408 | 2,602 | **2,879** |
| Discontinued operations | 1,943 | 1,910 | 1,695 | 18 | **–** |
| **Turnover** | 4,449 | 4,308 | 4,103 | 2,620 | **2,879** |
| Continuing operations | 410 | 419 | 430 | 487 | **590** |
| Discontinued operations | 305 | 302 | 241 | 13 | **–** |
| **Trading profit** | 715 | 721 | 671 | 500 | **590** |
| Finance charges | (108) | (106) | (92) | (83) | **(90)** |
| **Normalised profit before the following items:** | 607 | 615 | 579 | 417 | **500** |
| Goodwill amortisation | – | – | – | (3) | **(12)** |
| Exceptional operating costs | – | (87) | (253) | (54) | **(9)** |
| Profits/(losses) on sales of businesses and fixed assets | (5) | (37) | 167 | 59 | **6** |
| Debenture/loan stock repayment premia | – | (36) | (272) | – | **–** |
| **Profit on ordinary activities before taxation** | 602 | 455 | 221 | 419 | **485** |
| Taxation | (170) | (160) | (139) | (93) | **(128)** |
| Minority interests and preference dividends | (31) | (21) | (6) | (9) | **(13)** |
| **Earned for ordinary shareholders** | 401 | 274 | 76 | 317 | **344** |
| **Earnings and dividends** | | | | | |
| Earnings per ordinary share – basic | 38.6p | 26.3p | 7.3p | 29.9p | **32.6p** |
| – normalised | 17.9p | 20.2p | 24.2p | 27.4p | **33.9p** |
| – normalised (excluding Mexican excise rebate) | 17.9p | 20.2p | 24.2p | 27.4p | **31.0p** |
| Dividends per ordinary share | 24.44p | 25.33p | 15.00p | 11.00p | **12.10p** |
| Normalised cover for ordinary dividends (excluding Mexican excise rebate) | 1.6x | 1.7x | 2.7x | 2.5x | **2.6x** |

Normalised earnings per ordinary share exclude discontinued operations and the taxation thereon.

| Balance sheet at year end | 1997 £m | 1998 £m | 1999 £m | 2000 £m | **2001 £m** |
|---|---|---|---|---|---|
| **Assets employed** | | | | | |
| Fixed assets | 2,935 | 2,946 | 2,916 | 769 | **1,554** |
| Net current assets excluding net borrowings | 665 | 696 | 911 | 989 | **1,009** |
| Creditors over one year and provisions | (186) | (174) | (213) | (250) | **(247)** |
| **Total assets** | 3,414 | 3,468 | 3,614 | 1,508 | **2,316** |
| Short term borrowings less cash | (77) | (543) | (535) | (446) | **(659)** |
| Loan capital | (1,065) | (858) | (780) | (806) | **(1,195)** |
| **Net assets** | 2,272 | 2,067 | 2,299 | 256 | **462** |
| **Financed by** | | | | | |
| Share capital and share premium | 783 | 807 | 3,496 | 293 | **293** |
| Merger reserve | – | – | (2,586) | (823) | **(823)** |
| Revaluation reserve | 956 | 976 | 960 | – | **–** |
| Profit and loss account | 397 | 245 | 403 | 720 | **924** |
| Minority interests | 136 | 39 | 26 | 66 | **68** |
| **Shareholders' funds and minorities** | 2,272 | 2,067 | 2,299 | 256 | **462** |

| **Cash flow statement for the year** | 1997 £m | 1998 £m | 1999 £m | 2000 £m | **2001 £m** |
|---|---|---|---|---|---|
| **Operating cash flow** | 703 | 712 | 600 | 380 | **432** |
| Capital expenditure | (220) | (221) | (211) | (87) | **(97)** |
| Proceeds from sale of fixed assets | 105 | 74 | 60 | 115 | **24** |
| **Operating cash net of fixed assets** | 588 | 565 | 449 | 408 | **359** |
| Tax (paid)/repaid | (129) | (141) | (161) | 21 | **(34)** |
| Interest paid | (105) | (105) | (115) | (77) | **(72)** |
| Dividends paid – to shareholders | (242) | (258) | (320) | – | **(163)** |
| – to minorities | (8) | (98) | (4) | (4) | **(4)** |
| **Free cash flow after dividends paid** | 104 | (37) | (151) | 348 | **86** |
| Acquisitions | (116) | (191) | (51) | (103) | **(658)** |
| Disposals | 48 | (63) | 490 | (114) | **4** |
| Financing | – | (36) | (289) | – | **–** |
| Share capital issued/(acquired) | 4 | 25 | 112 | (39) | **(26)** |
| Foreign currency translation of net debt | 83 | 34 | (25) | (29) | **(8)** |
| Other items | – | 9 | – | – | **–** |
| **Movement in net debt** | 123 | (259) | 86 | 63 | **(602)** |
| Opening net debt | (1,265) | (1,142) | (1,401) | (1,315) | **(1,252)** |
| **Closing net debt** | (1,142) | (1,401) | (1,315) | (1,252) | **(1,854)** |

# Group highlights in the Euro and US dollar

| | **Sterling** | | **Euro** | | **US Dollar** | |
|---|---|---|---|---|---|---|
| | **2001 £** | 2000 £ | **2001 €** | 2000 € | **2001 $** | 2000 $ |
| EBIT | **590m** | 487m | **944m** | 799m | **856m** | 706m |
| EBITDA | **646m** | 538m | **1,034m** | 882m | **937m** | 780m |
| Earnings per share | **0.339** | 0.274 | **0.542** | 0.449 | **0.492** | 0.397 |
| Dividends per share | **0.121** | 0.110 | **0.194** | 0.164 | **0.176** | 0.160 |
| Net assets | **462m** | 256m | **739m** | 420m | **670m** | 371m |
| Free cash flow after dividends paid | **86m** | 348m | **138m** | 571m | **125m** | 505m |

Figures stated in the Euro and US dollars have been translated at the 31 August closing rates of exchange for each year.

# Principal subsidiaries and associates

| Spirits & Wine | Country of incorporation | Country of operation | Equity interest (%) | Principal brands and products |
|---|---|---|---|---|
| **Americas** | | | | |
| Corby Distilleries Limited* | Canada | Canada | 46.29 | Lamb's rums, Canadian Club, Wiser's Deluxe, Royal Reserve whiskies |
| Hiram Walker & Sons Limited | Canada | Canada | 100 | Canadian Club, Canadian Club Classic whiskies |
| Wine Alliance, Inc. (trading as Allied Domecq Wines, USA) | USA | USA | 100 | Atlas Peak, Clos du Bois, Callaway, William Hill California wines, Harveys, Buena Vista |
| Allied Domecq Spirits & Wine USA, Inc. (trading as Allied Domecq Spirits, USA) | USA | USA | 100 | Kahlúa, Sauza, Beefeater, Courvoisier, Canadian Club, Maker's Mark, Stolichnaya, Mumm, Perrier-Jouët |
| Industrias Vinicolas Pedro Domecq SA de CV** | Mexico | Mexico | 100 | Presidente, Don Pedro, Ballantine's, Kahlúa, Tequila Sauza, Caribe Cooler, Azteca de Oro |
| Maker's Mark Distillery, Inc. | USA | USA | 100 | Maker's Mark |
| **Europe** | | | | |
| Allied Domecq Spirits & Wine Deutschland GmbH | Germany | Germany | 100 | JACoBI '1880' VSOP German brandy, Ballantine's, Beefeater, Canadian Club, Fürst Bismarck |
| Allied Domecq Spirits & Wine (UK) Limited | England | UK | 100 | Beefeater, Teacher's, Harveys, Cockburn's, Courvoisier, Tia Maria, Mumm, Perrier-Jouët |
| Ballantine's SA | France | France | 100 | Ballantine's, Beefeater, Long John, Courvoisier, Kahlúa, Mumm, Perrier-Jouët |
| Allied Domecq Spirits & Wine (Benelux) BV | Netherlands | Benelux countries | 100 | Ballantine's, Courvoisier, Teacher's, Tia Maria, Cockburn's, Olifant Genever, La Chasse du Pape, Mumm, Perrier-Jouët |
| Pedro Domecq SA | Spain | Spain | 100 | Carlos I, Carlos III, Fundador, Centenario, Ballantine's, Beefeater, Anis La Castellana, Whisky DYC, Doble V, La Ina |
| Allied Distillers Limited | Scotland | Scotland | 100 | Ballantine's, Teacher's, Long John, Scapa, Glendronach, Laphroaig whiskies |
| James Burrough Limited | England | England | 100 | Beefeater, Crown Jewel, Lamb's rums |
| Financiere Moulins de Champagne | France | France | 100 | Mumm, Perrier-Jouët |
| Courvoisier SA | France | France | 100 | Courvoisier 3 star, VSOP, Napoleon XO cognacs |
| Cockburn Smithes & Cia, SA | Portugal | Portugal | 100 | Cockburn's ports |
| **Asia Pacific** | | | | |
| Suntory Allied Limited | Japan | Japan | 49.99 | Ballantine's, Courvoisier, Kahlúa, Canadian Club, Beefeater |
| Allied Domecq Philippines Inc. | Philippines | Philippines | 100 | Fundador, Beefeater, Ballantine's |
| Jinro Ballantines Company Limited | South Korea | South Korea | 70 | Imperial |
| Jinro Ballantines Import Company Limited | South Korea | South Korea | 70 | Ballantine's, Canadian Club, Courvoisier |
| Montana Group (NZ) Limited | New Zealand | New Zealand | 100 | Montana, Brancott Vineyards, Church Road, Corbans wines |

*The group has a 51.61% voting interest in this company.
**This company has a financial year end of 31 December.

Allied Domecq Spirits & Wine Limited, a company incorporated in England and operating worldwide in which the group has a 100% equity interest, manages the Spirits & Wine interests of the group.

| Quick Service Restaurants | Country of incorporation | Country of operation | Equity interest (%) | Principal brands and products |
|---|---|---|---|---|
| Allied Domecq QSR (USA) | – | USA and Canada | 100 | Baskin-Robbins ice cream, Dunkin' Donuts, Togo's Eateries (sandwiches) |
| Allied Domecq QSR (International) | – | Worldwide outside USA and Canada | 100 | Baskin-Robbins ice cream, Dunkin' Donuts |

The group also has companies/investments in a number of other countries including Argentina, Australia, Austria, Barbados, Bolivia, Bosnia, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Czech Republic, Denmark, Estonia, Finland, Greece, Hong Kong, Hungary, Iceland, India, Italy, Jamaica, Malaysia, Madeira, Norway, Poland, Romania, Singapore, Slovak Republic, Slovenia, Sweden, Switzerland, Taiwan, Thailand, Uruguay, Venezuela, Vietnam and Yugoslavia.

None of the principal subsidiaries and associates listed are directly owned by Allied Domecq PLC. A complete list of subsidiaries will be included in the company's next annual return.

**Other interests**
The group has an investment in Britannia Soft Drinks Limited (25% equity interest).

# Investor information

**Analysis of shareholdings**
The tables below show an analysis of ordinary shareholdings as at 31 August 2001:

| | Holders | % | Shares held | % |
|---|---|---|---|---|
| Private holders | 38,989 | 86.76 | 50,429,642 | 4.72 |
| Corporate holders | 5,951 | 13.24 | 1,017,140,672 | 95.28 |
| | 44,940 | 100.00 | 1,067,570,314 | 100.00 |
| Number of shares held: | | | | |
| 1–10,000 | 43,306 | 96.36 | 50,547,879 | 4.73 |
| 10,001–50,000 | 814 | 1.81 | 17,014,056 | 1.59 |
| 50,001–250,000 | 423 | 0.94 | 51,613,554 | 4.83 |
| 250,001–1,000,000 | 237 | 0.53 | 117,361,251 | 10.99 |
| Over 1,000,000 | 160 | 0.36 | 831,033,574 | 77.84 |
| | 44,940 | 100.00 | 1,067,570,314 | 100.00 |

**Financial Calendar**

| | |
|---|---|
| Ex dividend date for final dividend | 2 January 2002 |
| Record date for final dividend | 4 January 2002 |
| Annual General Meeting | 31 January 2002 |
| Final dividend payable | 5 February 2002 |
| Interim results announced (provisional) | 30 April 2002 |
| Ex dividend date for interim dividend (provisional) | 26 June 2002 |
| Record date for interim dividend (provisional) | 28 June 2002 |
| Interim dividend payable (provisional) | 26 July 2002 |

**Annual General Meeting**
The AGM of the company will be held at 2.00pm on 31 January 2002 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN, UK. The notice of meeting is set out in the chairman's letter to shareholders.

# Investor information

**Shareholder enquiries**

UK – Registrars

With effect from 1 October 2001 the company's registrars changed to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK. Tel: +44 (0)870 702 0000. Please direct any correspondence that relates to your holding, including change of address and dividend mandate instructions, to this address.

Electronic communications

Recent changes in the law make it possible for Allied Domecq to offer shareholders the opportunity to receive corporate documents such as the report and accounts and notices of meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1. Log on to www.allieddomecq.com
2. Click on Investor Relations
3. Click on Shareholder Services
4. Click on Registrar Services
5. Click on Online Shareholder Services
6. Enter your personal details – Shareholder Reference Number (this is the 11 digit number printed on your form of proxy), surname, country or postcode, and click 'go'
7. Scroll down to Communication Details and click 'go'
8. Read the Terms and Conditions and, if you agree to them, press 'enter'
9. Register your e-mail address and click 'go'

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

US – ADR administration

For enquiries regarding ADRs please contact:

The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York, NY 10288–1258, USA.
Tel: +1 (888) BNY–ADRS (toll free in the US); e-mail: *adr@bankofny.com*; Internet: *www.adrbny.com*

**Company Secretary and Registered Office**

Other enquiries should be addressed to the Secretariat, Allied Domecq PLC, The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK. Tel: +44 (0)117 978 5000.

**Institutional shareholder enquiries**

Institutional shareholder enquiries should be addressed to Peter Durman, Director of Investor Relations, at the registered office;
Tel: +44 (0)117 978 5753; e-mail: *investor.relations@adsweu.com*

**Environment and alcohol issues**

For further details about our environmental and alcohol policies and related literature, please write to: Jan Buckingham, Director of Alcohol and Social Policy, at the registered office.

**Internet**

Corporate information, including press releases, annual reports and presentations, can be downloaded from the group's website at *www.allieddomecq.com*

**Share price quotation**

Please refer to BBC Ceefax page 221, Channel 4 Teletext page 524 or the investor relations section of the group's website.

**Low cost dealing service**

For information, please contact Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN, UK. Tel: +44 (0)20 7606 1768.

# Glossary

**Advertising and promotion (A&P)**
Expenditure on advertising and promotion of brands.

**Associated undertaking**
An entity in which the group is able to exercise significant influence, normally by controlling more than 20% of the voting rights.

**BMC**
Brand Market Combination. For example, Ballantine's in Spain is a BMC.

**Bulk sales**
Sales of unbottled/unbranded spirit sold in bulk to other spirits producers.

**Constant actual exchange**
Profits or earnings where the prior year results of operations outside the UK are stated in sterling at the current year weighted average exchange rate to give a constant measure of growth year on year.

**Core 4 and next 21 brands**
The global priority brands – Ballantine's, Beefeater, Kahlúa and Sauza. After the Core 4 the next 21 brands are those that have a strong position in selected markets – Canadian Club, Centenario, Cockburn's, Courvoisier, Don Pedro, Fundador, Harveys, Hiram Walker Liqueurs, Imperial, Lamb's Rum, Laphroaig, Long John, Maker's Mark, Mumm, Perrier-Jouët, Presidente, Stolichnaya, Teacher's, Tia Maria, US Wines, Whisky DYC.

**Core brands**
This extends the Core 4 brands; Ballantine's, Beefeater, Kahlúa and Sauza to additionally include Canadian Club, Courvoisier, Maker's Mark and Tia Maria.

**Dividend cover**
Earnings per share divided by dividends per share, to assess the group's ability to pay dividends.

**Earnings per share (EPS)**
Profit for the year after tax and minority interests (Earnings) divided by the average number of shares.

**EBIT**
Earnings Before Interest and Tax

**EBITDA**
Earnings Before Interest, Tax, Depreciation of tangible fixed assets and Amortisation of intangible fixed assets.

**Exceptional items**
Gains or costs that are disclosed separately because they arise outside the normal business activity.

**Franchising**
Business where individuals and/or corporations are provided with the rights to market a specific company's goods and/or services in a designated area for a designated fee.

**Gearing – enterprise value (EV)**
Net debt expressed as a percentage of the total of the group's market capitalisation plus net debt.

**Goodwill**
The difference between the price paid for an acquisition and the fair value of the assets and liabilities acquired.

**Local Market Leaders**
These are brands that have a strong position in a particular market. These will include such brands as Stolichnaya and Hiram Walker Liqueurs in the US; Mexican brandies; Whisky DYC and Centenario in Spain; Imperial in Korea; Fundador in the Philippines and Teacher's in the UK. These brands fall into two categories: those that deliver critical mass in key markets and those that provide an opportunity for strong value growth.

**Market capitalisation**
The price of one of the company's ordinary shares multiplied by the number of shares in issue.

**Net Brand Contribution (NBC)**
A measure of brand profitability before overhead costs but after A&P has been allocated.

**Normalised**
Profits or earnings before exceptional items and goodwill excluding discontinued operations.

**Ready-to-Drink (RTD)**
These are drinks which are sold in a premixed format.

**Reserves**
Mainly profits and surpluses retained within the business.

**Return on investment (ROI)**
Trading profit after tax expressed as a percentage of the total of capital and reserves plus net debt and goodwill written off.

**Same store sales**
Sales from established stores that have traded for at least two years and therefore the year on year comparison is not distorted by openings and closings.

**Subsidiary undertaking**
An entity in which the group exercises a dominant influence, normally by controlling more than 50% of the voting rights.

Designed and produced by Williams and Phoa, printed in the UK


Sauza
TEQUILA
PREMIUM TEQUILA
HORNITOS








BARREL BLENDED
Canadian Club
WHISKY





Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol
BS13 8AR
UK

Registered number: 3771147
Telephone +44 (0)117 978 5000
www.allieddomecq.com

ALLIED DOMECQ


02 JAN 31 AM 8:56
BRUT
MARLBOROUGH

# A year of achievement

## Summary Financial Statement 2001

# Allied Domecq is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.

## Financial highlights

| | 2001 | 2000 | % growth |
|---|---|---|---|
| **Normalised earnings per share** | **31.0p** | 27.4p | 13 |
| **Normalised earnings per share** including Mexican excise rebate | **33.9p** | 27.4p | 24 |
| **Profit before tax** | **£453m** | £404m | 12 |
| **Profit before tax** including Mexican excise rebate | **£500m** | £404m | 24 |
| **Trading profit** | **£543m** | £487m | 11 |
| **Turnover** | **£2,879m** | £2,602m | 11 |
| **Marketing investment behind Spirits & Wine** | **£330m** | £301m | 10 |
| **Dividend** | **12.1p** | 11.0p | 10 |
| **Return on investment** | **9.6%** | 9.3% | |

Profits and earnings are stated before goodwill and exceptional items and exclude those of discontinued operations and the Mexican excise rebate unless otherwise stated.



This summary financial statement does not contain sufficient information to allow as full an understanding of the results of the group and state of affairs of the company or of the group as is provided by the full annual report and accounts. Any shareholder requiring more detailed information has the right to obtain, free of charge, a copy of the full annual report and accounts by writing to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK.

# Chairman's statement



**The increase in earnings per share is again well into double digits and the return on investment has continued upwards.**
**Sir Christopher Hogg, Chairman**

The new Allied Domecq in its second financial year has maintained strong forward momentum under Philip Bowman's leadership. The increase in earnings per share is again well into double digits and the return on investment has continued upwards. Neither achievement counts the substantial Mexican excise tax rebate, which is an appropriate credit to earnings but not a lasting improvement that can go on the scorecard without qualification.

The combination of Philip's leadership and a far more focused portfolio following the disposal of the UK Retail business has produced a sea change in the clarity and effectiveness with which the business is run.

In strategy, the year's acquisitions made (or resisted – for example, Seagram) tell a consistent story of adherence to clear objectives. Wine is now established as a major dimension of the group's business. We have gained an important vodka brand in the US and it is thriving. We remain as aware as ever of the potential benefits of scale from consolidation; but also realistic about the management and time required to achieve such benefits. Acquisitions have been funded by increased debt. However, cash generation from operations is healthy and the company's financial position remains strong.

In operations, better performance is being targeted and measured and tied in to remuneration policy. Progress is steady rather than dramatic, particularly in the all-important area of building and developing our brands. Some highlights are mentioned in the Operating and financial review: Ballantine's and Beefeater in Europe, Stolichnaya and Maker's Mark in the US, the Korean JV with Jinro, the fine growth record of Dunkin' Donuts same store sales, the growth in Baskin-Robbins ice cream volume following the strategy change, and the reorganisation of our Dumbarton facilities.

What are the prospects for the current financial year? We started to experience more difficult trading conditions before the summer and this of course has now become accentuated. In the period ahead, sales volumes will not be buoyant unless they are driven by above average skills, market positions or product development. Under these circumstances, the maintenance of double digit earnings growth will be a severe test. I cannot promise we shall meet it; but I can certainly promise that we will continue to put first the long term health of the business and the creation of value for shareholders.

On behalf of the board, I warmly thank all who are contributing by their efforts to the strength, vitality and progress of the new Allied Domecq.

Chris Hogg

**Sir Christopher Hogg, Chairman**









Stolichnaya distribution in US
Securing the US distribution rights to Stolichnaya was a major strategic step for Allied Domecq. The ability to offer a premium vodka to the US market substantially enhances our international position and fills an important gap in our portfolio – the fast growing premium imported vodka category. The deal was announced in November and we commenced distribution in January.

Fundador Gold Reserve launched in Philippines
The Spanish brandy which enjoys a leading position in Spain was extended with the launch of Fundador Gold Reserve in the Philippines. This premium brandy is the first line extension for Fundador and was jointly developed by our teams in Spain and the Philippines. Sales are going well in the Philippines and other markets are showing interest.

Kilmalid opened
Kilmalid, our new fully integrated bottling and office complex in Dumbarton, was fully operational from the beginning of the year; on time and within budget. Scotland's First Minister, Henry McLeish, officially opened the new facility on 24 April 2001. This project brings operational efficiencies and a better way of working for our people.

mber | december | january | february



Mumm and Perrier-Jouët
In December we announced the acquisition of Mumm and Perrier-Jouët which adds two world-class premium Champagne brands to our portfolio. Champagne is an attractive category that has demonstrated strong growth and good margins. The acquisition makes Allied Domecq the joint third largest Champagne company worldwide.



Ballantine's Limited launched
Ballantine's Limited is a new Scotch whisky blend created from over 40 scarce malt and grain whiskies of the highest quality. The ingredients are so rare that the Master Blender can only create a limited number each year. This super-premium Scotch is targeted exclusively to the Asian duty free market. Ballantine's is the premium category leader in major Asian markets including Japan and Korea.



# A year of achievement



Rewarding Change
Rewarding Change is the new compensation and benefits strategy launched for this financial year. This new approach ensures that we clearly link performance with reward and creates the right kind of environment in which to drive the success of our people and our business.

Strategic alliance with Destileria Serralles
An alliance was concluded with Puerto Rican-based Destileria Serralles over the acquisition of Seagram's Captain Morgan brand. As part of its existing agreement to supply rum to Seagram, Serralles has a right of first refusal over any proposed transfer of the Captain Morgan brand. The matter is currently subject to legal proceedings in Puerto Rico between Destileria Serralles and Seagram.

Dunkin' Donuts Dunkaccino
Dunkaccino is a new drink format from Dunkin' Donuts where the coffee bar meets the chocolate bar. The steaming combination of chocolate and coffee has enjoyed real success since its launch in October 2000. It adds to our Quick Service Restaurants' excellent record of product innovation to excite our consumers.


Dunkaccino

2000 – 2001 september october nove

## We set out this year to continue the rapid implementation of our strategy. Significant progress has been made in revitalising our existing brands and in enhancing our portfolio through acquisition.


COURVOISIER
COGNAC

Courvoisier Natur launched
A new super premium cognac developed to fit with the values of young thinking consumers with a particular interest in high quality contemporary style. Natur deliberately challenges the traditional feel and look associated with the cognac category and its leading brands while conveying the qualities of premium quality and luxury.



Beefeater International Bartenders Competition
Two days of bottle throwing, cocktail creating, questioning and flame throwing at the Beefeater International Bartenders Competition was the finale to a series of competitions held in 14 countries involving over 3,400 bartenders.

This has been a year of achievement – delivering enhanced financial performance while building the business to ensure future sustainable growth of our brands, profits and returns.

## Investing for growth

## A world-class premium wine player

## Being marketing-led

## Investing in people

## International customer management


Ballantine's

Through targeted acquisitions, we are creating a strong platform for sustainable future growth.

The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines.

We are working to become a truly marketing-led company. This demands that we implement effective processes and empower committed individuals to lead them.

We are creating a vibrant 'people agenda' and a strong human resource infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

Many of our customers are becoming increasingly international in the way they run their businesses.


GRAFFIGNA
SANTA SILVIA

Sainte Sylvie and Graffigna wineries
Argentina has the world's fourth highest per capita consumption of wine and our acquisition of two wineries tap into this strong domestic demand. The companies are best know for the Graffigna, Colon and Sainte Sylvie premium wine brands. This deal will deliver operational synergies from its close fit with our existing winery Bodegas Balbi.

Laphroaig 40 year old malt launched
Laphroaig has enhanced its award winning range of Islay Malt with the addition of Laphroaig 40 year old. With less than 4,000 bottles produced, the exclusive Malt is only available in key international markets and to the valued Friends of Laphroaig.


LAPHROAIG
SINGLE ISLAY MALT
SCOTCH WHISKY
40
Years Old

BODEGAS & BEBIDAS
CAMPO VIEJO · VIÑA ALCORTA · SIGLO
PAZO DE VILLAREI · LAS CAMPANAS
MARQUÉS DE VILLAMAGNA · AZPILICUETA

Offer for Bodegas y Bebidas
We have made an offer for Spain's leading winemaker, Bodegas y Bebidas. The company owns some of Spain's best known wine brands including Campo Viejo, Siglo and Viña Alcorta. This acquisition will add significantly to Allied Domecq's global wine capability.

ne | july | august | september

Buena Vista Winery acquired
Buena Vista enhances our already strong Californian wine business. The acquisition provides additional infrastructure to capitalise upon the growth of our business to date. The Buena Vista portfolio comprises brands which compete in the super- and ultra-premium categories, the most important being the Buena Vista Carneros Estate and the Haywood Estate brands.


BuenaVista
MERLOT
CARNEROS

Montana Wines added to the portfolio
The acquisition of Montana Group, New Zealand's leading wine maker, gives Allied Domecq an important position in the popular Australasian wine region. Montana has about two thirds of the domestic New Zealand wine market by value and an important growing export market.


MONTANA
PINOT NOIR


KUEMMERLING
DER SANFTE BITTER

Kuemmerling
The acquisition of Kuemmerling transforms our German business, moving from eighth largest to fourth in Europe's largest spirits market. Kuemmerling is Germany's fourth largest spirits brand and the second largest brand in the bitters category selling some 680,000 cases last year.

Kahlúa Kollective Beats gets global launch
Kollective Beats, a leading edge marketing programme designed to increase Kahlúa's appeal to the world's young consumers was launched globally in March after a successful trial in Australia. Through capturing the essence of club culture and making it an integral part of Kahlúa, the programme has been very popular and has increased consumer awareness of the brand as well as new on-premise accounts.



Baskin-Robbins achieved record sales in the US following the success of an extensive marketing campaign that included a promotional tie-in with this year's movie, *Shrek*. In May, sales grew 8.7% nationally with *Shrek* Swirl emerging as the best selling flavour of the month of the past two years.


SHREK IT OUT!
Limited Time Only!
Shrek's Swamp Fizz
Baskin Robbins
Shrek's Hot Sludge Sundae



Global intranet launched
To aid communication across the company, a global intranet portal was launched to provide simple access to a wide variety of company data through a single home page.

march april may ju

€800m
£450m

€800m and £450m bonds issue
We successfully launched two bonds to refinance existing debt facilities. The initial euro tranche was €600m for a five year term fixed at a coupon of 5.5% and the sterling tranche was £350m for a ten year term fixed at a coupon of 6.625%. Strong investor demand triggered a re-opening of the bonds in June.


BEEFEATER

Launch of new Beefeater pack in Europe
Beefeater, the number one premium imported London Dry Gin, was given a new look. The redesign represents just part of the investment to refresh Beefeater and appeal to a broader consumer base. The new pack was launched first in the US and international duty free and in all remaining markets including Spain in May 2001.

Tres Generaciones Plata joins Sauza family
A new premium 100% estate-grown blue agave, silver tequila was launched as Tres Generaciones Plata. This new brand features a unique, triple distilled process to ensure the ultimate in purity and smoothness. In addition, Tres Generaciones Añejo, the US number one ranked ultra-premium tequila, was given a dynamic new look. This new packaging is designed to increase premium branded delivery and drive easy consumer bar call.



# Through targeted acquisitions, we are creating a strong platform for sustainable future growth.

Our recent acquisitions have pursued three objectives:

- Increase our exposure to growth categories
  We secured the US distribution rights to Stolichnaya – the US' second largest premium imported vodka. This is a significant addition to the brand portfolio and enables us to enter one of the most important and fastest growing categories in the US market.

- Enhance our position in key strategic markets
  Our investment in the Jinro Ballantines joint venture has given us a strong position within the important Korean spirits market. The acquisition of Kuemmerling in Germany has transformed our business in Europe's largest spirits market. We now own the fourth largest brand, Kuemmerling, and have improved our position from eighth to fourth.

- Become a world-class premium wine player
  Premium branded wine has a strong growth profile. We have augmented our wines business with a number of acquisitions throughout the year and are now the world's fourth largest wine company.



## Investing for growth




vodka


IMPERIAL
CLASSIC
AGED 12 YEARS


20 ml
35% vol
KUEMMERLING



Diana Houghton, Director of Corporate Strategy has led our acquisition work this year. We continue to explore opportunities to expand our business through acquisition and joint venture.



Our acquisitions in wine significantly transform our business. Our future wine volumes will increase from over nine million cases to around 23 million cases in 2002, representing around 20% of Spirits & Wine contribution.


1998
Marlborough





## The global wine market has experienced strong revenue and profit growth, particularly in premium branded wines.

We have acquired wine businesses in Argentina, California, France, New Zealand and we have made a recommended offer for Spain's leading winemaker, Bodegas y Bebidas. They significantly improve our position within the industry: we are now an established world player at number four in the world rankings. Each of our acquisitions has brands that command strong margins, good domestic scale (or the potential to add critical mass to our existing businesses) and real international potential. Attractive margins and careful management of the capital base will mean that we should be able to deliver good returns on capital. We have extended our reach into new wine territories – particularly the important Australasian market.


C
GRAFFIGNA
CENTENARIO
CABERNET
SAUVIGNON

# A world-class premium wine player




IMPORTED
LICOR DELICIOSO


JAMES BURROUGH
LONDON ENGLAND



# Being marketing-led

Our marketing team has been re-invigorated under the leadership of Kim Manley, our new Chief Marketing Officer. We are striving to become truly marketing-led.


Ballantine's
FINEST


Sauza®
TEQUILA
PREMIUM TEQUILA
HORNITOS®
100% PURO DE AGAVE
REPOSADO
38% Alc. Vol.
PRODUCT OF MEXICO / HECHO EN MEXICO

# We are working to become a truly marketing-led company. This demands that we implement effective processes and empower committed individuals to lead them.

We have re-energised our marketing team under the leadership of Kim Manley, our new Chief Marketing Officer and through the mobilisation of a new International Marketing Executive.

'Valuable ideas that create enjoyable experiences' summarises our new approach. This combines world-class best marketing practice with the introduction of new processes.

We use a series of workshops to review each of our most important core brands in order to develop coherent strategies. These seek to exploit the power of the brands in their interaction with consumers.

We have challenged the way in which we manage advertising and promotion agencies, how we buy our media and how we conduct our research and planning. Streamlining these processes will generate expected savings of £20m in the first full year. These savings will be re-invested in focused, creative marketing activity that will allow us both to engage with and motivate our consumers.

Our belief that innovation is an integral part of our marketing activity and a critical source of future revenue and profit growth has led us to create a new innovation team and to ring fence the investment which such a commitment demands.


TOGO'S
GREAT SANDWICHES



# We are creating a vibrant 'people agenda' and a strong human resource infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

The people agenda recognises the benefits of investing in, and getting the best out of, the talent and enthusiasm of individuals. It highlights three areas which will deliver our objective of becoming a high performing and successful leader of our industry:

- Right People in Right Places
  A consistent, externally benchmarked assessment process provides detailed development programmes and succession planning for senior management levels right across the business. This process is now being rolled out to all management levels. Where we have identified talent gaps, top calibre individuals have been recruited from outside the company.

- Right Rewards
  Rewarding Change has focused on shifting the emphasis towards variable compensation which is tightly aligned to business targets and shareholder interests. Allied Domecq aims to be a clear meritocracy where rewards and opportunities for advancement are explicitly performance-driven.

- Dynamic HR community
  The HR team across all parts of the company is committed to raise standards continually, to learn from internal and external best practice and to measure progress.



Our HR teams, led by Ian Jamieson, are creating the right environment in which to drive the success of our people and our business.







# Investing in people

## Many of our customers are becoming increasingly international in the way they run their businesses.

Our international customer management team is focused on working with our customers: making sure that we have the right people, the right processes and the right skills to be able to deliver mutual growth.

As a marketing-led brands business we must have a deep understanding of the consumer. Working with our customers we must translate this to a deep understanding of shoppers.

We have leading-edge customer management tools which are among the best available in top fast moving consumer goods companies.

For the international customers, we have a team dedicated to category management. This team is able to provide resource and know-how to deliver results in any country in the world in which we operate.



# International customer management





Our international customer management team is dedicated to working with our customers to help them meet the needs of consumers.




Sauza
TEQUILA
HORNITOS
100% PURO DE AGAVE


CHAMPAGNE
G.H. MUMM
Brut


Ballantine's
FINEST



**Allied Domecq's strategy remains the delivery of enhanced financial performance while building the business to ensure future sustainable growth of our brands, profits and returns.**
**Philip Bowman, Chief Executive**

Our strategy of managing existing assets more aggressively while adding to our business through selective acquisitions has delivered strong results, with an increase in underlying earnings per share of 13% to 31.0p. Trading profit for the year ended August 2001 is £543m, an increase of 11%, and comparable profit before tax is up 12% to £453m. These figures exclude the impact of a £30m excise duty rebate, net of tax, received in connection with our Mexican operations. More information on this is given in the commentary on Latin America.

Return on investment has increased to 9.6% compared with 9.3% last year and 8.3% in the year to 31 August 1999. We estimate that our weighted average cost of capital is now in the range of 7.0% to 7.5%, depending on assumptions, a reduction of over 100 basis points over the past two years. The directors are recommending a final dividend of 7.6p per share giving a total for the year of 12.1p per share, an increase of 10%. This is in line with our policy for the annual dividend to be covered approximately 2.5 times.

**Better management of existing assets**
One driver of Allied Domecq's enhanced financial performance continues to be more effective management of existing assets. Cultural change is a key component of the initiatives we are undertaking to support the growth of our brands and overall profitability. We aim to be more responsive to markets, to embrace initiatives of all kinds in the search for better performance and to share best practice globally. While setting clear policies and targets centrally, we aim to leave local operations free to achieve the agile and sensitive response to customers which brand development requires. As we progressively change the culture of the company away from being production driven, we have focused in the short term on the profitable growth of our brands rather than volume as the key metric. Clear plans are in place to accelerate the growth of key brands once this repositioning work is complete.

Availability of timely and accurate information has been a significant challenge as we have worked to improve profitability. During the year the board approved a phased investment of approximately £50m to enhance key information technology systems and standardise them on an SAP platform globally. Our Californian wine business is now operating on the new platform and we estimate that the conversion of other business units will be complete by the end of 2003. We are confident that the improved availability and consistency of data will contribute significantly to our ability to drive the performance of the business once this project is complete.

Over the past three years we have progressively de-stocked the supply chain in the US and borne an adverse impact on trading profits of some £15m. Following investment in improved information technology and a review of our partnership with key distributors we will accelerate this process through our supply chain re-engineering project, to achieve further significant reductions. This will allow us to manage the business more effectively and to reduce working capital, albeit at the cost of a one-off impact on trading profit over the next two years of approximately £30m.

**Acquisitions**

The selective acquisition of spirits and wine assets is also contributing to profits growth. Our acquisition strategy has addressed three objectives:

- To increase our exposure to growth categories;
- To enhance our position in markets with strategic importance or above average growth potential; and
- To start the development of a world-class premium wine business.

Acquisitions over the past 18 months have significantly strengthened our brand portfolio and will deliver some 20% of Allied Domecq's revenues in 2002.

Increasing our exposure to growth categories

Our portfolio will benefit from presence in additional categories that show above average growth. The acquisition of US distribution rights to the genuine Russian premium vodka, Stolichnaya, has filled an historic gap in our portfolio. The premium vodka category has grown by approximately 11% over the past five years. Initial performance of the brand has been very encouraging and we anticipate further progress in fiscal 2002 as a new advertising campaign is launched.

During the year, we also concluded a strategic alliance with Destileria Serralles in connection with Captain Morgan rum. The matter is currently subject to legal proceedings between The Seagram Company, Inc and Destileria Serralles in Puerto Rico. The addition of Captain Morgan to the Allied Domecq portfolio would provide a key brand in another fast growing category.

Enhancing our position in key markets

Our acquisition strategy has also sought to enhance our distribution in key strategic markets where we lack scale. The acquisition of Kuemmerling GmbH just after the financial year closed will transform our business in Germany, Europe's largest spirits market. It also supports our ability to build strong partnerships with major pan-European customers. Our investment in the joint venture with Jinro has given us access to the growing Korean spirits market. Korea has the world's second highest per capita consumption of spirits and is the third largest premium Scotch market. Since the joint venture was formed in February 2000, we have seen excellent growth in volume and profit from both Imperial and Ballantine's.

Developing a world-class premium wine business

The premium wine industry is very attractive with volume growth of some 12% over the last five years coupled with strong revenue and profit growth. Our acquisitions have targeted brands that command superior margins and have the potential to be developed in export markets. The businesses we have acquired enjoy either good domestic scale or are capable of merging with our existing wine assets to deliver critical mass and cost synergies in local markets. The combination of strong profit margins, cost synergies and careful management of the capital base, such as flexible sourcing of grapes, will progressively generate increasing returns on capital. This strategy, applied to our Spanish and Californian wine businesses over the past five years, has delivered a post-tax return on capital well in excess of 10%.


Earnings per share pence
2001
31.0
33.9
2000
27.4
1999
24.2
1998
20.8
Mexican excise


Return on investment %
2001
9.6
2000
9.3
1999
8.3


MONTANA

Montana Brancott Winery, Marlborough, NZ

Our acquisitions in Argentina, California, France and New Zealand, and our offer for Bodegas y Bebidas in Spain, transform the size of our wine operations. Shipments are forecast to increase to some 23 million cases in fiscal 2002 from nine million cases this year. There is significant opportunity to develop our enlarged brand portfolio in export markets and to build on existing domestic positions. The Montana acquisition, in particular, brings with it skills that can be leveraged across our other wine businesses as we share best practice in viticulture, sales and distribution.

Following these acquisitions and in line with our commitment to a global premium wine business, we will manage our wine assets separately with effect from 1 January 2002. After nine years as President of our European business, David Scotland will lead this new division.

Performance at constant foreign exchange rates is reviewed in detail below.

**Spirits & Wine**

- Trading profit up 8% to £458m
- Trading profit including Mexican excise rebate up 19% to £505m
- Turnover excluding duty up 8% to £1,966m
- Advertising and promotion up 7% to £330m

Spirits & Wine trading profit is up 8% on last year to £458m with turnover, excluding duty, increased by 8% to £1,966m. This year's gross margin improvement of 7% or £78m has been driven through better pricing, particularly in the US, enhanced mix, principally across Asia and Europe, and acquisitions.

Advertising and promotion investment in our brands for the year is up 7% to £330m, at constant exchange rates, with most of the increase behind Beefeater, Courvoisier, Whisky DYC and Maker's Mark. The spend increased in the second half as a consequence of a re-phasing of spend behind Mexican brandies, increased investment in Beefeater, Courvoisier and Maker's Mark in the US, and investment behind acquired brands.

We are continuing to drive increased value from our advertising and promotion spend through more effective targeting and investment evaluation. The new marketing team led by Kim Manley, Chief Marketing Officer, is playing a key role in transitioning the business to become more marketing-led through the creation of new structures and processes. The team is challenging how we manage agencies, how we buy our media and how we undertake our research and planning work. These initiatives are expected to deliver over £20m of savings in the first full year, which we expect to re-invest in quality advertising and promotion work. We have evaluated our processes against a consortium of different industries – not just spirits – and have established a number of training modules with the London Business School. These build on previous initiatives and ensure the spread of best practice globally. We have also re-focused our approach to innovation and increased our investment in this area. Our projects are now concentrated on three areas: ready-to-drink formats, low alcohol high margin products and trademark extensions.

**Spirits & Wine revenue £m**


2001
2,524
2000
2,297
1999
2,110

9% compound annual growth rate since 1999

**Spirits & Wine trading profit £m**


2001
458
2000
414
1999
369

10% compound annual growth rate since 1999

**Spirits & Wine advertising and promotion £m**


2001
330
2000
301
1999
272

10% compound annual growth rate since 1999

## Spirits brands performance

Total volumes fell in the year by 1%. The major driver of this reduction was in Mexico where higher excise duty levels affected sales, particularly of brandies. Sales of Sauza tequila continue to be held back, particularly in Mexico, by the industry shortage of agave. In addition, the implementation of price increases and the withdrawal of unprofitable promotional activity in the US slowed the volume growth of key brands. Despite these specific reductions in volumes, total turnover increased by 8% at constant foreign exchange.

The Core 4 brands, Ballantine's, Beefeater, Kahlúa and Sauza, delivered good profit growth with an increase in turnover of 8% supporting net brand contribution, up 18%. Ballantine's turnover grew 12% with the brand continuing to perform well within its key markets of Europe and Asia. Kahlúa turnover grew around 4% with volumes declining 1% as we withdrew some volume promotion activity. Kahlúa maintains its leading position in the US imported cordials and liqueurs category. Beefeater was given a revitalised look with a fresh new pack design launched in its key markets of the US, Europe and duty free and provides a good platform for future growth.

The continued strength of the brand in Spain and price increases in the US helped to drive an increase in turnover of 9%. Price and mix improvements grew Sauza turnover and net brand contribution despite a fall in volumes of 27% as a result of the industry-wide shortage of the key raw material, agave. While total volumes of these brands reduced in the period in question, due principally to Sauza, the sustained increase in investment and innovation over the last two years continues to provide a strong platform for future sustainable growth.

Maker's Mark had another good year with turnover up 26% delivering an increase in net brand contribution of 8%. Canadian Club grew turnover by 3% and net brand contribution 2% on the back of successful marketing in Canada.

Our concentration on profitable growth in the next 21 brands in the portfolio delivered good results with an increase in net brand contribution of 9% on flat volumes. Net brand contribution grew by 3% in the rest of the portfolio despite a 1% decline in volumes.

## Spirits portfolio classification

Our aim is to increase the share of our portfolio that is capable of delivering sustainable profit growth. Our focus behind our Core 4 brands has already generated real value and over the last two years we have increased our investment in the next tier of brands that we have identified as having similar growth potential. As a consequence, we have reviewed our brands and will be extending the Core spirits brands to include further brands: Canadian Club, Courvoisier, Maker's Mark and Tia Maria. These Core brands will receive the same level of focused investment and management as our Core 4 brands have done in recent years.

We have also identified a further set of brands that are 'Local Market Leaders'; that is, brands that have a strong position in a particular market. These will include such brands as Stolichnaya and Hiram Walker Liqueurs in the US; our Mexican brandies; Whisky DYC and Centenario in Spain; Imperial in Korea; Fundador in the Philippines and Teacher's in the UK. These brands fall into two categories: those that deliver critical mass in key markets and those that provide an opportunity for strong value growth. We will continue to manage the rest of the portfolio in their respective markets, utilising their strong cash and profit generation to maximise their return for shareholders.

**Portfolio shape under the new classification – 2001**


Core brands 48%
Rest of spirits 20%
Local market leaders 19%
Wines 13%

**Turnover excluding duty** (£m)


Core brands 61%
Rest of spirits 18%
Local market leaders 15%
Wines 6%

**Advertising and promotion**


Ballantine's

Wine
We are now a major global wine player, ranked fourth globally, following our targeted acquisitions in Argentina, California, France, New Zealand and presuming successful completion of our recommended offer for Spain's leading wine producer. With these acquisitions, our wine volumes will increase from over nine million cases to around 23 million cases and wine will in future represent around 20% of Spirits & Wine contribution compared with about 12% a year ago.

Our wine volumes for the year, which include table, sparkling and fortified wines and agency brands, were over nine million cases. Net brand contribution for wine increased by 5% despite increasing advertising and promotion spend by 21% – particularly behind our Champagnes and table wines. Our US wine volumes were up 6% with Clos du Bois outpacing the market in volume and value growth. Callaway has had a successful relaunch in the year marking a shift in grape sourcing to the central coastal area of California.

The acquisition of G.H. Mumm & Cie and Perrier-Jouët in January for £364m adds two world-class brands to our portfolio and supports the development of our on-trade business in Spirits & Wine, particularly in the US.

Champagne is an attractive category that has demonstrated strong growth, with good margins. The acquisition makes Allied Domecq the joint third largest Champagne company worldwide.

Europe
Profits grew by 14% to £142m which represents a fifth successive year of double digit growth in the region. Management of the portfolio mix was a key driver, with total volumes up 2% and Core 4 brand volumes up 7% – led by Ballantine's (up 5%) and Beefeater (up 12%).

Spain has continued to deliver good profit growth led by the strong volume growth of Ballantine's and Beefeater. Ballantine's volumes grew 9% while net brand contribution grew 13%. Beefeater volumes in Spain grew 10% and market share grew by two percentage points to 21% in a broadly static gin market. Whisky DYC, Spain's second largest whisky, has had a difficult year, with volumes declining by 7%; we have increased advertising and promotion by 33% to help address this trend. In September, we announced our offer for Spain's leading winemaker, Bodegas y Bebidas. This business will significantly enhance the scale of our wine business in Spain and strengthen our brands' distribution.

The UK showed stronger trading in the second half and delivered profit growth for the full year. France, Germany and Greece all achieved good overall profit growth and strong performances were delivered in the Central & Eastern Europe and Nordic regions. The acquisition of Kuemmerling GmbH for £128m transforms our business in Germany. The deal will significantly enhance our share of the German spirits market and moves us from number eight to number four. This will increase our ability to build partnerships with key customers across Europe – particularly those based in Germany. Kuemmerling is Germany's fourth largest brand and the second largest brand in the growing bitters category.

North America
Trading profits in the region are up 14% to £185m, which was driven by profit growth in both the US and Canadian businesses. The US growth has been achieved by price and mix improvements within the Equity portfolio – particularly Kahlúa, Maker's Mark and Sauza along with a strong initial performance from the Stolichnaya brand generating sales of 800,000 cases in the eight months to August. In the short term, our determination to build profitable brand growth and to reinforce the premium nature of our portfolio through price repositioning has led to a reduction in discount-driven volumes.


CHAMPAGNE
G.H. MUMM & C°
Brut


Tia Maria


Sauza

Over the longer term, however, these actions will enhance the value created from the growth of these brands. Specifically the volume shipments of the US Equity portfolio, which includes Kahlúa, Sauza, Beefeater, Courvoisier, Canadian Club, Maker's Mark and Midori, declined by 2%, on flat year on year depletions. However, our focus on value drove turnover up 9% and gross margin up by 4%. The increase in gross margin was affected by the impact of a full year of agave costs on Sauza tequila. Advertising and promotion behind these brands increased by 5% in the period. The ADvantage portfolio also performed strongly with good profit growth from the Mexican brandies, Rich & Rare and the liqueur portfolio. In line with the last two years, US shipments were below depletions from our distributors representing a further de-stock of the US supply chain.

The acquisition in January 2001 of the US distribution rights for Stolichnaya gives a major new growth driver to our US business. The premium imported vodka category in the US has grown strongly over recent years and Stolichnaya provides a significant opportunity to take advantage of this growth. The deal marks an important strategic step for Allied Domecq and substantially enhances our brand portfolio in the US with the opportunity to develop the brand in other markets.

The profit performance of the North American business has been achieved at the same time as restructuring the US spirits organisation to enhance efficiency and brand building capabilities. As well as achieving overhead savings, this reorganisation helps to build a business focused on the consumer and brand building to support sustainable future growth.

We have strengthened our successful Californian business through the acquisition of Buena Vista Winery. Buena Vista is located in the heart of the Carneros appellation that is divided between the Napa and Sonoma Counties. The Buena Vista portfolio comprises brands which compete in the super- and ultra-premium categories, the most important being the Buena Vista Carneros Estate and the Haywood Estate. The acquisition also provides additional infrastructure to capitalise on the growth of our Californian wines to date – particularly from Clos du Bois. Significant cost synergies are available as well as the opportunity to develop new Carneros Pinot Noir brands.

Latin America

Trading profit for the region was down 30% to £46m (excluding Mexican excise rebate) reflecting a decline in the volumes of Mexican brandies and tequila. The Mexican brandy portfolio has suffered volume declines as a result of increases in excise duty. Tequila continues to be affected by the industry-wide shortage of agave. Steps have been taken to ensure future supply, with investment in improved yield management and agave plantings. Agave costs have stabilised but ongoing demand for tequila will continue to affect the raw material costs.

As announced previously our earnings included a benefit of £30m (after applicable corporation taxes) during the period arising from a ruling of the Mexican Supreme Court with respect to the excise duty regime that was applicable to our Mexican operations during 1998 and 1999. The Mexican Supreme Court has awarded compensation which will allow Allied Domecq to offset current and future duties and taxes in Mexico by Pesos 1.5bn (£112m) plus interest and inflation adjustments applicable under the Court's ruling.




STOLICHNAYA



Members of our US marketing team working on Stolichnaya, the genuine Russian premium vodka.

The period over which the Group's Mexican earnings will benefit from the offset will depend on the rates of duty and taxation applied in the future. Our current expectation is that the balance of the repayment of excess duties will be collected over the next three to five years and will be subject to interest and inflation adjustments.

Brazil has continued to perform well with good progress from Ballantine's and Teacher's. Trading conditions in Argentina continue to be challenging with a weak economic outlook but our operations have been restructured to rationalise the cost base. Argentina is an important wine market with the fourth highest per capita consumption of wine worldwide. Our acquisition of Bodegas y Vinedos Graffigna and Vinedos y Bodegas Sainte Sylvie will create opportunities for future growth. We expect to achieve rapid operational efficiencies as a consequence of the close fit with our existing Bodegas Balbi. This deal transforms our Argentinian domestic business, increasing case volumes by 90% and improving the business mix from 80:20 spirits/wine to 50:50 in a market where wine accounts for around half of the beverage alcohol sold. Furthermore, the Argentinian premium wine market has shown excellent growth of almost 13% per annum for the last five years.

Asia Pacific

We have achieved strong organic profit growth of 79% to £59m: this has been driven by sound performance across the region in spite of the recession that is affecting most markets. Korea has benefited from the good performance of Jinro Ballantines. Imperial, Korea's number one premium whisky, and Ballantine's have both grown strongly in the year supported by increased advertising and promotion.

Duty free in Asia Pacific has benefited from the strong performance of Ballantine's super-premium aged range resulting in an increased market share of seven percentage points. Japan has also benefited from growth of aged Ballantine's in duty free, improved net pricing and from the launch of Kahlúa and Beefeater ready-to-drink formats. Good growth in the Philippines and Taiwan was driven by a 12% volume growth in Fundador and improved advertising and promotion effectiveness in Taiwan.

We have established a foothold in the important Australasian wine market with our acquisition of Montana Group (NZ) Limited, New Zealand's leading wine producer with 56% share of the domestic market by value. Montana exports around 37% of all its bottled wine, (around half of New Zealand's total wine exports) to the main export markets of the UK, US and Australia.

Global Operations

We have reorganised our operations at Dumbarton in Scotland with the completion of our integrated bottling and office complex at Kilmalid. The project brings operational efficiencies including full year savings of £6m. In Spain, the initial phases to improve the capacity of our production facilities for Rioja have been completed. In Kentucky, we have commenced a $25m investment to increase distillation and warehousing capacity for Maker's Mark.

Productivity (measured as cases produced per employee) for Spirits & Wine is up 1%. However, after taking into account the reduction of volumes in Mexico, underlying productivity improved by 9% in the year, primarily as a result of our investment in Scotland.

We have continued to concentrate on our global supply chain strategy that has delivered underlying improvements particularly in the area of inventory management.

A key activity during the year was to increase the number of operations with environmental management systems certified to the International Standard ISO 14001. Currently, 27 of our production sites have this accreditation.

**Geographical Analysis – Spirits & Wine trading profit**

| | 2000 | | | | 2001 | |
|---|---|---|---|---|---|---|
| | Reported 2000 £m | Cost allocations £m | Foreign exchange £m | At 2000/01 exchange £m | 2000/01 £m | Growth at 2001 exchange % |
| Europe | 141 | (7) | (9) | 125 | 142 | 14 |
| North America | 166 | (20) | 17 | 163 | 185 | 14 |
| Latin America | 49 | 8 | 9 | 66 | 46 | (30) |
| Asia Pacific | 40 | (5) | (2) | 33 | 59 | 79 |
| Others | 18 | 24 | (6) | 36 | 26 | (28) |
| **Total** | **414** | **–** | **9** | **423** | **458** | **8** |



The Jinro Ballantines team have delivered strong growth in Imperial and Ballantine's in Korea.

Our duty free operations have shown a good performance with all trading channels delivering good profit growth. Our duty free business in Asia performed well and the reorganisation of our business in the Americas also contributed to profit growth. We have continued to build both the quality and sustainability of our business through superior consumer insight and core customer development.

Geographical analysis –
Spirits & Wine trading profit
The trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 3 to the accounts.

On a comparable management reporting basis, translated at 2001 foreign currency exchange rates and with a consistent allocation of central overheads and Sauza cost base, the Spirits & Wine trading profits analysed by sales and marketing regions for the period are given in the table opposite.

Cost allocations include restatement for increased tequila costs (previously reported in Mexico), transfers of operational responsibility for IT to regional management and allocated head office costs to reflect more accurately the current business structure. Sales and marketing regions have been realigned and Latin America now includes Mexico. 'Others' include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to the sales and marketing regions.

**Quick Service Restaurants**

- Trading profit up 6% to £72m
- System-wide sales growth of 4%
- Same store sales growth in Dunkin' Donuts of 7%; Baskin-Robbins of 2% and Togo's of 1%
- Number of combination stores up 23%

Our Quick Service Restaurants business has grown profit contribution resulting from the growth in same store sales (£6m), profit growth from the International business (£5m) and the contribution from new stores (£3m). The revitalisation of Baskin-Robbins has had a £5m adverse impact on profits as the new franchise royalties do not yet exceed the loss of margins on ice cream manufacture. In addition, Baskin-Robbins' profits were reduced by £5m as a result of additional raw material costs.
The revitalisation is on track with the brand delivering one of its strongest summer performances in recent history.

The good second half performance for Baskin-Robbins was driven by successful promotional activity around 'Free Scoop Night' and the film 'Shrek' and the benefits of a full year of restructuring for the brand offering.

Dunkin' Donuts has delivered another good year of growth with same store sales up over 7% in the US and a 2% increase in global distribution points. Togo's increased same store sales by 1% while growing the number of distribution points by 20%.

Our strategy of multibranded combination stores continues to drive growth in new store openings with a 23% increase in the number of combination stores to over 630. There are now almost 40 combination stores which offer all three of our Quick Service Restaurant brands. This strategy brings significant benefits to our franchisees through improved scale and operating efficiencies, along with revenue opportunities from cross-selling.

**Quick Service Restaurants**
**Reported trading profit £m**



2001
72
2000
64
1999
53


17% compound annual growth rate since 1999

**Quick Service Restaurants**
**Store numbers**



Total store numbers 10,384
Dunkin' Donuts 51%
Baskin-Robbins 45%
Togo's 4%




Cajun pepperjack turkey sandwich was launched by Togo's in October 2000 and proved very popular with franchisees and consumers alike.



**We have established a robust capital structure that gives us a sound foundation with competitive funding and flexibility.**
**Graham Hetherington, Group Finance Director**

**Investing in people**
We are creating a vibrant 'people agenda' and a strong human resources infrastructure which together can engage people, provide opportunities, reward good performance and recognise achievement.

The people agenda recognises the benefits of investing in, and getting the best out of, the talent and enthusiasm of individuals. It highlights three areas which will deliver our objective of becoming a high performing and successful leader of our industry:

- Right People in Right Places
  A consistent, externally benchmarked assessment process provides detailed development programmes and succession planning for senior management levels right across the business. This process is now being rolled out to all management levels. Where we have identified talent gaps, top calibre individuals have been recruited from outside the company.

- Right Rewards
  Rewarding change has focused on shifting the emphasis towards variable compensation which is tightly aligned to business targets and shareholder interests. Allied Domecq aims to be a clear meritocracy where rewards and opportunities for advancement are explicitly performance-driven.

- Dynamic HR community
  The HR team across all parts of the company is committed to raise standards continually, to learn from internal and external best practice and to measure progress.

**Britannia Soft Drinks**
The group's share of Britannia's profits for the year was £13m (2000: £9m). We continue to pursue options to dispose of our 25% shareholding on appropriate terms.

**Cash flow**
Operating cash net of fixed assets from continuing businesses was £359m (2000: £408m). Net debt increased by £602m during the year from £1,252m to £1,854m, the main outflows being for the acquisitions including acquired debt – Champagnes (£364m); Buena Vista and Argentinian wineries (£87m) and part payment for Montana (£180m) – and for three dividend payments amounting to £163m. Underlying working capital, excluding acquisitions and strategic investments in Mexico, aged whisky and US wine, has shown a 5% improvement against last year.

**Taxation**
Excluding the impact of the Mexican excise rebate, which has been taxed locally at 35%, the normalised tax rate has decreased from 26% to 25% this year. The decrease reflects the successful management of the reduction of tax risk exposures, a process which is ongoing. Our expectation is the rate for the current year, excluding the impact of the Mexican excise rebate, will not exceed 25%.

**Goodwill and exceptional items**
Goodwill amortisation totalled £12m (2000: £3m). Exceptional items were £3m; being primarily aborted acquisition costs (£4m), the provision for surplus properties (£4m) and costs associated with the introduction of the Euro (£1m), offset by profit on disposal of businesses (£6m).

**Treasury operations**
The group treasury operates as a centralised service managing interest rate and foreign exchange risk and financing. The board agrees and reviews policies and financial instruments for risk management. We operate a prudent hedging policy. Business trading flows are netted by currency and hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options.

The group has a natural hedge to the impact of fluctuations of the Euro on transaction costs from selling into and out of Eurozone. The impact of foreign exchange movements on the translation of profits was positive with the reduction in profits resulting from the depreciation of the Euro being offset by increased profits reflecting the strengthening of the US dollar and Mexican peso.

Our balance sheet can be significantly affected by currency translation movements. Our policy is to match foreign currency debt in proportion to foreign currency earnings so as to provide a natural hedge of part of the translation exposure.

The amount of risk to any one counterparty is restricted according to credit rating. We continually monitor our exposure to our counterparties and their credit ratings.

Exposures to interest rate fluctuations on borrowings and deposits are managed by using interest rate swaps and purchased interest rate options. It is our policy to keep between 50% and 70% of net debt at fixed rates of interest.

At 31 August 2001, EV gearing (net debt as percentage of market capitalisation plus net debt) was 30%, compared with 27% at 31 August 2000.

In April 2001, a €600m five year bond and a £350m ten year bond were issued. Continued investor appetite caused us to reopen the bonds in June 2001, by €200m and £100m respectively. The extendable term loan facility of £566m was retired in April 2001.

The $2.5bn Global Commercial Paper Programme was launched in February 2001 to provide access to both US and Euro commercial paper markets.

**Outlook**
Towards the end of the last fiscal year we detected some slowdown in demand in certain markets. Recent events have made the economic outlook even more uncertain. However, the spirits industry has historically weathered adversity better than most others.

It is too soon to offer any guidance on the medium term impact to our businesses. Although we have already taken initiatives to further reduce overheads, it is clear that earnings growth will be harder to achieve than last year. That said, we are confident that we will continue to build significant value for shareholders.

Net debt £m


2001 1,854
2000 1,252
1999 1,315
1998 1,401


COURVOISIER


KAHLUA
LICOR DELICIOSO

# Corporate social responsibility


Alcohol and you
ALLIED DOMECQ

Our 'Alcohol and you' booklet is designed to raise awareness of alcohol issues among all our staff. It has already been translated into nine different languages.

Allied Domecq is one of the world's leading drinks companies. We are proud of our products and want people to enjoy them on whatever occasion is appropriate for their culture. The consumption of alcohol has a long history and its association with relaxation, enjoyment and sociability is at the heart of our business. However, there are also well known dangers from the excess consumption of alcohol or its consumption on inappropriate occasions. We strongly believe that it is in the company's best interests to reduce excess consumption and promote responsible drinking.

In looking at our social footprint, we have reviewed the way in which we market our products and are carrying out a number of initiatives to improve employee awareness of codes of advertising practice. We recognise absolutely the need to ensure that young people are not unintended targets of our marketing activity. We have endorsed the industry code for commercial communications in Europe (available at *www.amsterdamgroup.org*) and produced our own version for worldwide application.

We work with many organisations around the world to bring about measures in response to alcohol concerns that do not penalise the majority of our consumers who drink our products responsibly and in moderation. In the UK we support the Government's sensible drinking campaign by including on our bottle labels information on units to help consumers at home measure their alcohol consumption.

Allied Domecq aims to promote healthy discussion and debate about alcohol and its place in society. We believe that the drinks industry has a necessary place at the table in looking for solutions to the real problems associated with the abuse of alcohol. We will work in partnership with any Government body or organisation to deal with these problems.

From the chart it is evident that although the alcohol content of standard drinks varies considerably in the three countries listed, the actual recommended alcohol intake is quite similar.

**Recommended sensible daily drinking levels**

| Country | Source | Unit (standard drink/alcohol G) | Recommended daily intake in units | Total alcohol g |
|---|---|---|---|---|
| United States | Federal Dietary Guidelines | 12 | No more than<br>Men 2<br>Women 1 | <br>24<br>12 |
| Spain | Ministry of Health and Consumption | 10 | Men 3<br>Women 2 | 30<br>20 |
| United Kingdom | Department of Health | 8 | Men 4<br>Women 3 | 32<br>24 |

Where our involvement includes funding research we subscribe to the internationally agreed Dublin Principles (available at *www.icap.org*), which give a framework for ethical cooperation between the industry, Government, scientific researcher and the public health community.

In the markets where we operate, we have helped to found and fund a number of organisations whose purpose is to promote the sensible consumption of alcohol, to warn consumers of the risks of excessive or inappropriate consumption, and to deliver programmes to reduce abuse.

Social responsibility begins at home. In this light we have looked globally at the company's own practices and processes and have implemented programmes for quality assurance, environmental protection, safe operating and employee well-being which take us beyond compliance.

These programmes are underpinned by requiring all our operating companies to gain certification according to international standards (of ISO 9002 for quality, ISO 14001 for environmental improvements, and OHSAS 18001 for health and safety). These certifications ensure that our operations are examined by independent auditors and also commit them to a process of continual improvement.

We are also placing greater emphasis on employees' opportunities for career development and regularly consulting them using well-developed employee survey formats. They are given regular updates on information concerning the wider social concerns about alcohol. Employees experiencing problems with their own drinking can receive confidential help and treatment.

Our pride in our products reflects the high quality and care with which they are produced. We believe we have deservedly earned a sound reputation for our commitment to the responsible use of our products, to the health of the environment and to the communities in which we operate. Allied Domecq has been included for some time in the Dow Jones Sustainability Index and has recently been included in the FTSE4Good index and the Dow Jones World Index.

Our environmental and corporate social responsibility reports are published on our website (available at *www.allieddomecqplc.com*).

**Environmental management system**
Number of sites accredited with ISO 14001


2001
27
2000
7
1999
2

80% of our operations (by volume) have ISO 14001 accreditation.



Kilmalid, our integrated production site in Scotland, is the first spirits production site in Scotland to receive full ISO 14001 accreditation.

# Board of directors

**Sir Christopher Hogg** Non-Executive Chairman
Appointed non-executive deputy chairman of Allied Domecq in 1995 and non-executive chairman in 1996. He is also non-executive chairman of Reuters Group and a non-executive director of GlaxoSmithKline and of Air Liquide. Aged 65.

**Philip Bowman** Chief Executive
Joined the group in November 1998 as an executive director and was appointed chief executive in August 1999. He is also a director of Montana Group (NZ) Limited, a non-executive director of British Sky Broadcasting Group and a member of the UK Industrial Advisory Board of Alchemy Partners. He was formerly an executive director of Bass and chairman of Liberty. Aged 48.

**Donald H Brydon**
Joined the group as a non-executive director in 1997 and is chairman of Allied Domecq pension trusts. He is the senior non-executive director of Allied Domecq. He is a non-executive director of Amersham and also chairman and chief executive of AXA Investment Managers. Aged 56.

**Sir Ross Buckland**
Joined the group as a non-executive director in 1998. He retired as chief executive of Uniq (formerly Unigate) in March 2001. He is also a director of the National Australia Group Europe and of Mayne Nickless. Aged 58.

**Graham C Hetherington**
Joined the group in 1991. Joined Allied Domecq Spirits & Wine in 1995 and was appointed finance director of Allied Domecq Spirits & Wine in 1998. He became a director of Allied Domecq in June 1999 and was appointed group finance director in August 1999. Aged 42.

**Peter A Jacobs**
Joined the group as a non-executive director in 1998. He retired as chief executive of BUPA in 1998 and as chairman of Hillsdown Holdings in July 1999. He is also chairman of LA Fitness and a non-executive director of Bank Leumi (UK) and of Health Quality Services. Aged 58.

**David Malpas**
Joined the group as a non-executive director in 1997. He retired as managing director of Tesco in 1997. He is also chairman of Dresdner Income Growth Investment Trust and a director of Wincanton. Aged 61.

**Todd Martin**
Joined the group as global marketing director of Allied Domecq Spirits & Wine in 1998 and appointed a director of Allied Domecq in March 2000. He is president, North America, Allied Domecq Spirits & Wine. Aged 46.

**David Scotland**
Joined the group as a director of Allied Domecq Spirits & Wine in 1992 and appointed a director of Allied Domecq in 1995. He is president, Europe, Allied Domecq Spirits & Wine and also a non-executive director of Photo-Me International. Aged 53.

**Richard G Turner**
Joined the group in 1982. Appointed president, Global Operations of Allied Domecq Spirits & Wine in 1995. He was appointed a director of Allied Domecq in June 1999. Aged 52.

**Leonard A Quaranto** Secretary

The directors are pleased to present their directors' reports which are a summary of the information contained in the annual report and accounts for the year ended 31 August 2001.

## Summary directors' report

### Business review and future developments

The Chairman's statement and the Operating and financial review on page 1 and pages 14 to 23 provide a review of the business and likely future developments.

### Post balance sheet events

The following events have occurred since the balance sheet date:

On 4 September 2001 the group acquired Kuemmerling GmbH for a consideration of DEM 398m (circa £128m). Kuemmerling is Germany's fourth largest spirits brand and the second largest in the bitters category.

On 7 September 2001 the group filed with the Spanish Stock Exchange Commission (the 'CNMV') a recommended cash offer for the entire share capital of Bodegas Y Bebidas S.A. a market leading Spanish wine producer. The offer values the equity of Bodegas Y Bebidas at EUR 279m (circa £174m).

### Dividends

An interim dividend of 4.5p per share was paid on 27 July 2001 and the directors are pleased to recommend a final ordinary dividend of 7.6p per share, making a total for the year of 12.1p. The final dividend will be paid on 5 February 2002 to shareholders on the register on 4 January 2002.

### Annual General Meeting

The AGM will be held on 31 January 2002 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. Details of the business to be considered at the AGM and the notice of meeting are included in the accompanying chairman's letter.

### Directors

The names and brief biographical details of the directors as at 29 October 2001 are given on page 26. All of whom served throughout the year. In accordance with the articles of association, Graham Hetherington, Sir Christopher Hogg and David Scotland retire at the forthcoming AGM and offer themselves for re-election.

By order of the board

Leonard A Quaranto
Secretary
29 October 2001

### Corporate governance

The company was in compliance throughout the financial year with the Code provisions set out in Section 1 of the Combined Code appended to the Listing Rules of the Financial Services Authority except that executive directors are engaged on employment contracts subject to 24 months' written notice given by either party. It is not currently proposed that the notice period for existing executive directors should be reduced. The remuneration committee reviewed this policy in 2000 and decided in principle that the company's future policy would be for new executive directors to be subject to service agreements requiring not more than 12 months' notice given by either party. If it is necessary to offer longer notice or contract periods to new executive directors recruited externally, such periods will reduce to 12 months after the initial period.

## Remuneration

Details of the remuneration and share interests of the directors for the years to 31 August 2001 and 2000 are as follows:

| | Note | Basic Salary/Fees | | Benefits | | Performance-Related Bonuses | | Total Emoluments | |
|---|---|---|---|---|---|---|---|---|---|
| | | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 | **Year to 31 August 2001 £'000** | Year to 31 August 2000 £'000 |
| **Executive directors:** | | | | | | | | | |
| P Bowman | 1,2,6 | **576** | 525 | **262** | 294 | **720** | 507 | **1,558** | 1,326 |
| G C Hetherington | 2,6 | **275** | 244 | **19** | 17 | **342** | 278 | **636** | 539 |
| T D Martin | 2,3,6 | **322** | 247 | **163** | 97 | **382** | 353 | **867** | 697 |
| D Scotland | 2,6 | **326** | 316 | **24** | 23 | **323** | 302 | **673** | 641 |
| R G Turner | 6 | **273** | 263 | **13** | 13 | **280** | 299 | **566** | 575 |
| **Non-executive directors:** | | | | | | | | | |
| D H Brydon | 4 | **43** | 43 | **–** | – | **–** | – | **43** | 43 |
| Sir Ross Buckland | | **28** | 28 | **–** | – | **–** | – | **28** | 28 |
| Sir Christopher Hogg | 5 | **200** | 263 | **–** | – | **–** | – | **200** | 263 |
| P A Jacobs | | **33** | 33 | **–** | – | **–** | – | **33** | 33 |
| A D Malpas | | **33** | 33 | **–** | – | **–** | – | **33** | 33 |

1. P Bowman's benefits include a £240,800 (2000: £218,400) allowance in lieu of pension contributions.
2. The amounts in respect of G C Hetherington, D Scotland, P Bowman and T D Martin for the period include taxable benefits of £2,744, £8,096, £6,065 and £2,813 respectively relating to life assurance taken out by the group.
3. T D Martin's benefits include £78,125 (2000: £61,851) allowance in lieu of pension contributions and £53,793 (2000: £11,140) accommodation costs. Additionally, his benefits include legal and financial counselling and a product sample allowance (taxable under US law). The emoluments of T D Martin during the year to 31 August 2000 relate to his total service as employee and director.
4. D H Brydon's standard fee is £28,000. In addition, he is chairman of the Allied Domecq pension trusts for which he receives a fee of £15,000 per annum.
5. Sir Christopher Hogg's fee of £275,000 per annum as non-executive chairman was reduced to £200,000 per annum with effect from 1 July 2000 and includes a non-executive director's fee of £28,000 per annum. The fee shown for the period is before deduction of £24,166 (2000: £48,331) contributed by way of salary sacrifice to an individual pension arrangement.
6. The performance-related bonus figures shown above for the executive directors include the deferred and matching elements of the bonus which are shown below and will be used to purchase shares in the company. These shares will be released to the employee after three years and the matching shares will be conditional, except under exceptional circumstances, on continued employment with the group.

| | Deferred amount | Matching investment | Total |
|---|---|---|---|
| P Bowman | £240,000 | £240,000 | £480,000 |
| G C Hetherington | £114,000 | £114,000 | £228,000 |
| T D Martin | £127,368 | £127,368 | £254,736 |
| D Scotland | £64,594 | £64,594 | £129,188 |
| R G Turner | £56,000 | £56,000 | £112,000 |

## Shareholdings

The beneficial interests of directors in the ordinary share capital of the company at 31 August 2001 (excluding interests under the company's deferred bonus plan and share option and long term incentive schemes) were as follows:

| | **At 31 August 2001 Ordinary shares** | At 31 August 2000 Ordinary shares |
|---|---|---|
| P Bowman | **105,000** | 105,000 |
| D H Brydon | **1,500** | 1,500 |
| Sir Ross Buckland | **1,000** | 1,000 |
| G C Hetherington | **12,986** | 12,986 |
| Sir Christopher Hogg | **34,118** | 34,118 |
| P A Jacobs | **6,300** | 6,300 |
| A D Malpas | **9,921** | 9,921 |
| T D Martin | **200,000** | 400,000 |
| D Scotland | **10,613** | 10,613 |
| R G Turner | **31,434** | 30,961 |
| Total of directors' beneficial interests | **412,872** | 612,399 |

At 31 August 2001 the Allied Domecq employee trusts held 17,221,999 ordinary shares in the company on discretionary terms for the benefit of certain group employees. The executive directors were treated as interested in these shares in their capacity as potential beneficiaries. As at 29 October 2001 these holdings had reduced to 17,199,883 ordinary shares.

R G Turner purchased a further 199 shares between 1 September 2001 and 29 October 2001. No director had a non-beneficial interest in shares or stocks of the company at any time either during the year ended 31 August 2001 or between 1 September 2001 and 29 October 2001.

# Group profit and loss account

| | Year to 31 August 2001 | | | Year to 31 August 2000 | | |
|---|---|---|---|---|---|---|
| | Before goodwill and exceptional items £m | Goodwill and exceptional items £m | Total £m | Before goodwill and exceptional items £m | Goodwill and exceptional items £m | Total £m |
| Continuing operations | 2,879 | – | 2,879 | 2,602 | – | 2,602 |
| Discontinued operations | – | – | – | 18 | – | 18 |
| **Turnover** | 2,879 | – | 2,879 | 2,620 | – | 2,620 |
| Operating costs – goodwill amortisation | – | (12) | (12) | – | (3) | (3) |
| – other | (2,311) | (9) | (2,320) | (2,143) | (54) | (2,197) |
| Continuing operations | 568 | (21) | 547 | 473 | (57) | 416 |
| Discontinued operations | – | – | – | 4 | – | 4 |
| **Operating profit** | 568 | (21) | 547 | 477 | (57) | 420 |
| Share of profits of associated undertakings | | | | | | |
| – continuing operations | 22 | – | 22 | 14 | – | 14 |
| – discontinued operations | – | – | – | 9 | – | 9 |
| **Trading profit** | 590 | (21) | 569 | 500 | (57) | 443 |
| Profit on sale of businesses in continuing and discontinued operations | – | 6 | 6 | – | 13 | 13 |
| Profit on disposal of fixed assets in continuing operations | – | – | – | – | 46 | 46 |
| **Profit on ordinary activities before finance charges** | 590 | (15) | 575 | 500 | 2 | 502 |
| Finance charges | (90) | – | (90) | (83) | – | (83) |
| **Profit on ordinary activities before taxation** | 500 | (15) | 485 | 417 | 2 | 419 |
| Taxation | (130) | 2 | (128) | (108) | 15 | (93) |
| **Profit on ordinary activities after taxation** | 370 | (13) | 357 | 309 | 17 | 326 |
| Minority interests – equity and non-equity | (13) | – | (13) | (9) | – | (9) |
| **Profit earned for ordinary shareholders for the year** | 357 | (13) | 344 | 300 | 17 | 317 |
| **Ordinary dividends** | | | (127) | | | (116) |
| **Retained profit** | | | 217 | | | 201 |
| **Earnings per ordinary share:** | | | | | | |
| **– basic** | | | 32.6p | | | 29.9p |
| **– diluted** | | | 32.6p | | | 29.9p |
| **– normalised** | 33.9p | | | 27.4p | | |
| **– normalised (excluding Mexican excise rebate)** | 31.0p | | | 27.4p | | |

# Group balance sheet

At 31 August 2001

| | 31 August 2001 £m | 31 August 2000 £m |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | **618** | 108 |
| Tangible assets | **767** | 517 |
| Investments and loans | **87** | 67 |
| Associated undertakings | **82** | 77 |
| **Total fixed assets** | **1,554** | 769 |
| **Current assets** | | |
| Stocks | **1,203** | 947 |
| Debtors due within one year | **679** | 646 |
| Debtors due after more than one year | **316** | 260 |
| Cash at bank and in hand | **111** | 112 |
| **Total current assets** | **2,309** | 1,965 |
| **Creditors (due within one year)** | | |
| Short term borrowings | **(770)** | (558) |
| Other creditors | **(1,189)** | (864) |
| **Total current liabilities** | **(1,959)** | (1,422) |
| **Net current assets** | **350** | 543 |
| **Total assets less current liabilities** | **1,904** | 1,312 |
| **Creditors (due after more than one year)** | | |
| Loan capital | **(1,195)** | (806) |
| Other creditors | **(48)** | (37) |
| **Total creditors due after more than one year** | **(1,243)** | (843) |
| **Provisions for liabilities and charges** | **(199)** | (213) |
| **Net assets** | **462** | 256 |
| **Capital and reserves** | | |
| Called up share capital | **267** | 267 |
| Share premium account | **26** | 26 |
| Merger reserve | **(823)** | (823) |
| Profit and loss account | **924** | 720 |
| **Shareholders' funds – equity** | **394** | 190 |
| **Minority interests – equity and non-equity** | **68** | 66 |
| | **462** | 256 |

Approved by the board on 29 October 2001 and signed on its behalf by:

Sir Christopher Hogg
Chairman

Graham Hetherington
Director

# Group cash flow information

| Reconciliation of operating profit to net cash inflow from operating activities | Year to 31 August 2001 £m | Year to 31 August 2000 £m |
|---|---|---|
| **Operating profit** | **547** | 420 |
| Exceptional operating costs | **9** | 54 |
| Goodwill amortisation | **12** | 3 |
| Depreciation | **56** | 51 |
| Increase in stocks | **(72)** | (43) |
| Increase in debtors | **(55)** | (97) |
| (Decrease)/increase in creditors | **(43)** | 39 |
| Expenditure against provisions for reorganisation and restructuring costs | **(34)** | (54) |
| Other items | **3** | (1) |
| **Net cash inflow from operating activities** | **423** | 372 |

Operating cash net of fixed assets is £359m (2000: £408m)

| Group cash flow statement | | |
|---|---|---|
| ***Net cash inflow from operating activities*** | **423** | 372 |
| Dividends received from associated undertakings | **9** | 8 |
| Returns on investments and servicing of finance | **(76)** | (81) |
| Taxation paid | **(34)** | 21 |
| Capital expenditure and financial investment | **(118)** | (11) |
| Acquisitions and disposals | **(635)** | (217) |
| Equity dividends paid | **(163)** | – |
| **Cash (outflow)/inflow before use of liquid resources and financing** | **(594)** | 92 |
| **Management of liquid resources** | **(6)** | 52 |
| **Financing** | **488** | (68) |
| **(Decrease)/increase in cash in the year** | **(112)** | 76 |

| Reconciliation of net cash flow to movement in net debt | | |
|---|---|---|
| **(Decrease)/increase in cash in the year** | **(112)** | 76 |
| Increase/(decrease) in liquid resources | **6** | (52) |
| (Increase)/decrease in loan capital | **(488)** | 68 |
| Movement in net debt resulting from cash flows | **(594)** | 92 |
| Exchange adjustments | **(8)** | (29) |
| **Movement in net debt during the year** | **(602)** | 63 |
| **Opening net debt** | **(1,252)** | (1,315) |
| **Closing net debt** | **(1,854)** | (1,252) |

# Statement of the independent auditor

To the members of Allied Domecq PLC pursuant to section 251 of the Companies Act 1985

We have examined the summary directors' report and accounts on pages 27 to 31.

**Respective responsibilities of directors and auditors**
The directors are responsible for preparing the summary financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary directors' report and accounts within the summary financial statement with the full annual accounts and directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary directors' report and accounts.

**Basis of opinion**
We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board. Our report on the group's full annual accounts describes the basis of our audit opinion on those accounts.

**Opinion**
In our opinion the summary directors' report and accounts is consistent with the full annual accounts and directors' report of Allied Domecq PLC for the year to 31 August 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
29 October 2001

# Investor information

**Financial calendar**

| | | | |
|---|---|---|---|
| Ex dividend date for final dividend | 2 January 2002 | Interim results announced (provisional) | 30 April 2002 |
| Record date for final dividend | 4 January 2002 | Ex dividend date for interim dividend (provisional) | 26 June 2002 |
| Annual General Meeting | 31 January 2002 | Record date for interim dividend (provisional) | 28 June 2002 |
| Final dividend payable | 5 February 2002 | Interim dividend payable (provisional) | 26 July 2002 |

**Annual General Meeting**

The AGM of the company will be held at 2.00pm on 31 January 2002 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. The notice of meeting is set out in the chairman's letter to shareholders.

**Shareholder enquiries**

UK – Registrars

With effect from 1 October 2001 the company's registrars changed to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK. Tel: +44 (0)870 702 0000. Please direct any correspondence that relates to your holding, including change of address and dividend mandate instructions, to this address.

Electronic communications

Recent changes in the law make it possible for Allied Domecq to offer shareholders the opportunity to receive corporate documents such as the report and accounts and notices of meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1. Log on to *www.allieddomecq.com*
2. Click on Investor Relations
3. Click on Shareholder Services
4. Click on Registrar Services
5. Click on Online Shareholder Services
6. Enter your personal details – Shareholder Reference Number (this is the 11 digit number printed on your form of proxy), surname, country or postcode, and click 'go'
7. Scroll down to Communication Details and click 'go'
8. Read the Terms and Conditions and, if you agree to them, press 'enter'
9. Register your e-mail address and click 'go'

If you do not register an e-mail address you will continue to receive all future shareholder communications in paper form through the post as before. If you decide to register you will be able to change your instruction or request paper copies of shareholder information at any time. It is your responsibility to notify Computershare Investor Services PLC of any change in your contact details. Your e-mail address can be changed on-line, but any change to your name or postal address must be notified in writing to Computershare Investor Services PLC.

USA – ADR administration

For enquiries regarding ADRs please contact: The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York, NY 10288–1258, USA. Tel: +1 (888) BNY–ADRS (toll free in the USA); e-mail: *adr@bankofny.com*; Internet: *www.adrbny.com*

**Company Secretary and Registered Office**

Other enquiries should be addressed to the Secretariat, Allied Domecq PLC, The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK. Tel: +44 (0)117 978 5000.

**Environment and alcohol issues**

For further details about our environmental and alcohol policies and related literature, please write to: Jan Buckingham, Director of Alcohol and Social Policy, at the registered office.

**Internet**

Corporate information, including press releases, annual reports and presentations, can be downloaded from the group's website at *www.allieddomecq.com*

**Share price quotation**

Please refer to BBC Ceefax page 221, Channel 4 Teletext page 524 or the investor relations section of the group's website.

**Low cost dealing service**

For information, please contact Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN, UK. Tel: +44 (0)20 7606 1768.

Designed and produced by Williams and Phoa, printed in the UK


Sauza
TEQUILA
PREMIUM
HORNITOS








BARREL BLENDED
Canadian
Club
WHISKY





Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol
BS13 8AR
UK

Registered number 3771147
Telephone +44 (0)117 978 5000
www.allieddomecq.com